Ballard Power Systems Inc.
Notice of Annual Meeting,
Management Proxy Circular and
2007 Annual Report

TABLE OF CONTENTS

I.	2007 ANNUAL REPORT
	Letter from Ian Bourne, Chair of the Board	I-1
	Letter from John Sheridan, President and Chief Executive Officer	I-3
II.	NOTICE OF ANNUAL MEETING	II-1
	MANAGEMENT PROXY CIRCULAR	II-2
	Matters to be Voted Upon	II-2
	Election of Directors	II-2
	Appointment of Auditors	II-6
III.	FINANCIAL INFORMATION
	Management’s Discussion and Analysis	III-1
	Consolidated Financial Statements	III-23
IV.	CORPORATE INFORMATION	III-60

     This circular contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Letter from Ian Bourne,
Chair of the Board

Fellow Shareholders:

In my letters to you regarding 2005 and 2006 the emphasis was on transformation and restructuring. In my letter last year, I said the Board would “consider and evaluate future risks and opportunities”. It was that focus on the future by the management team and Board that led us to the decision to reduce our involvement with fuel cells for automotive applications and increase efforts to capture market opportunities that are closer and more likely to be profitable in the medium term. The successful sale to Daimler AG and Ford Motor Company of 80.1% of our automotive business in return for the cancellation of approximately 30% of Ballard common shares is a historic event for our company that reduces risk, increases financial flexibility and improves our near term prospects.

In John Sheridan’s letter to you, he also describes what was a successful year in 2007 in terms of executing the plan to grow the non-automotive business as well as overachieving the 2007 operational targets. The Board was very supportive of the Ballard Leadership Team’s intensive efforts and congratulates them on their accomplishments.

Board Governance

Your Board was very actively engaged in the governance of the various elements of the automotive transaction. All of our independent directors served on the Special Committee which thoroughly reviewed the key elements of the transaction, including the fairness opinion and valuation developed by the Committee’s independent financial advisor.

More broadly, over the course of 2007, your Board continued to strive to establish excellence in governance of Ballard’s business. You will see evidence of this in the published mandates for the Chair, the Directors, the Board and the Board Committees. We believe that excellence in Board governance goes beyond our stewardship and fiduciary responsibilities as directors; excellence in Board governance also contributes strongly to the Company’s overall performance.

Our Directors

Effective with the closing of our automotive transaction on January 31st, the four directors from Daimler and Ford resigned from our Board of Directors. I would like to thank these four former Board members for their valued contributions: Dr. Thomas Weber and Dr. Hans-Joachim Schopf from Daimler and David Prystash and Dr. Gerhard Schmidt from Ford.

We are now positioned with a streamlined Board of Directors consisting of 9 experienced directors. I am delighted that all of our independent directors have agreed to stand for re-election for the 2008-09 term. As you read through the profiles of these director candidates, Ed Kilroy, Dr. C.S. Park, Dr. Gerri Sinclair, David Smith, David Sutcliffe, Mark Suwyn and Doug Whitehead, you will get a clear sense of the skills that each brings to the Board. They possess a solid set of Board and operating experiences from different backgrounds and sectors. These directors have demonstrated exceptionally strong levels of commitment and engagement in their support of Ballard. The workload in 2007 was heavy for the directors, with the Special Committee work and our successful trip to Japan to learn more about the residential cogeneration business by meeting our partners and customers, on top of the regular Board and Committee work. As the Chair of the Board, I’d like to express my appreciation to my fellow directors for their individual and collective contributions over the past year.

Our Employees

The collective achievements posted by the Company’s employees is clear evidence of the talent, dedication and passion of the men and women of Ballard. In the table following the Letter from John Sheridan, we feature employees who were recognized by their peers as going ‘Above and Beyond’ with their 2007 achievements. In many respects though, each and every employee went ‘above and beyond’ in 2007 in terms of their contribution to an important and successful building year for Ballard.

In closing, on behalf of my fellow directors, thank you for your continued support and I look forward to reporting next year on our 2008 performance.

IAN A. BOURNE
Chair of the Board of Directors
March 20, 2008

Letter from John Sheridan
President & Chief Executive Officer

Fellow Shareholders:

Over my career I’ve learned that in order to be successful it is important to retain a clear perspective on ‘where you’ve been’, to keep re-assessing ‘where you are now’, and to retain a resolute, energized focus on ‘where you’re going’. So, before I describe our accomplishments in 2007 and address the outlook for 2008, I’ll start with a broader reflection on ‘where we’ve been’ – Ballard’s legacy.

Ballard’s Legacy

When I was appointed CEO in February 2006, I had many discussions with Company leaders, employees and partners regarding the need to transform Ballard. Historically, Ballard had posted numerous successes in automotive fuel cell technology development and had become acknowledged as a global technology leader. However, technology success does not always lead to commercial success. Ballard had struggled commercially and financially for many years with large losses and high cash consumption. This lack of commercial success was primarily due to high cost automotive technology development programs against the backdrop of long, uncertain and shifting timelines for the commercialization of fuel cell cars. The challenges were well understood by Ballard employees and reinforced by the 2005 financial results, which showed a net loss of $87.0 million and operating cash consumption of $83.3 million.

Transforming Ballard

In early 2006, the Management Team embarked on a building effort to transform Ballard from an ‘Automotive Fuel Cell Technology Leader’ to a commercially sustainable and successful ‘Fuel Cell Market Leader’. And like any building exercise, we started with the foundation – the operating and strategic foundation of our Company. In building the right operating foundation we addressed the fundamental underpinnings of the Company. We changed our approach to markets, moving away from a ‘technology push’ approach to a market-centric and customer driven approach. We changed our operating model and organization structure. We started to strengthen our product platforms, with the primary emphasis on customers’ requirements and product costs. Beyond these operating foundation elements, we also began to address the strategic foundation – the fundamental issue of the imbalance between high levels of automotive technology investment and the long and shifting timelines to commercialization of fuel cell cars. We took an initial step in addressing this ‘automotive imbalance’ in 2006 with the divestiture of our e-drive operations in Dearborn. So looking back, in many respects 2006 was all about the initial building steps. This led to the ‘heavy lifting’ part of the building effort in 2007.

Building the Right Operating Foundation

Ballard’s 2007 results show evidence of important ‘building’ accomplishments which solidified our Company’s operating foundation with respect to product platform development, ‘go to market’ capabilities, manufacturing capacity and financial sustainability.

i) Product Platform Development

During 2007 we were successful in delivering key enhancements in our product platforms, including:

  23% reduction in materials handling fuel cell product (Mark9 SSLTM) cost;

  successful introduction of telecom backup power product (Mark1020 ACSTM);

  progress with next generation residential cogeneration fuel cell product (Mark1030 V3TM), for market deployment in 2008;

  development of the Mark1100TM automotive fuel cell prototype; and

  first delivery of HD6TM bus module.

ii) ‘Go To Market’ Capabilities

Over the course of 2007, we established new supply contracts with Plug Power and a new partnering relationship with Exide Technologies for materials handling. We established a new lead customer relationship with Dantherm Power for telecom backup power. We continued to work with key customers in Japan such as Tokyo Gas and Nippon Oil to build distribution channel capabilities for our cogeneration product.

iii) Manufacturing Capacity

In 2007 we made progress in building key additional fuel cell manufacturing capabilities and capacities:

  assembly of the Mark1030TM product was transferred to our joint venture company – Ebara Ballard – located in Japan, in preparation for higher production volumes for the Japanese market;

  we increased overall production capacity in our carbon fiber materials facility and extended our gas diffusion layer material manufacturing capability.

iv) Financial Sustainability

Revenue ($M)

Our strengthened execution and delivery capabilities were reflected in our financial results for 2007:

  revenue of $65.5 million represents growth of 32% over 2006, which exceeded the upper end of our guidance range; and

  operating cash consumption of $38.1 million represents a reduction of 26% from 2006, which was below the low end of our guidance range.

Operating Cash Consumption ($M)

The reduction in operating cash consumption is particularly significant when viewed relative to past years. As shown in the accompanying chart, the 2007 level was less than half the 2005 level of $83.3 million.

Building the Right Strategic Foundation

The other key dimension of our ‘building’ achievements in 2007 was establishing the right strategic foundation, with the resolution of the issues related to the high cost of automotive fuel cell technology development programs. In November, we announced an agreement to sell some of our automotive fuel cell assets and transfer the management and funding of high cost automotive fuel cell technology development programs to Daimler and Ford. This agreement was approved at the Special Shareholders Meeting on January 25th and the transaction closed on January 31st.

Ballard is now positioned to concentrate on growth in clean energy fuel cell products in our key target markets. At the same time, the transaction with Daimler and Ford establishes a new structure and business model for the development of longer term, automotive fuel cell technology in a new private company – AFCC Automotive Fuel Cell Cooperation Corp. (AFCC). Ballard has no funding obligation in AFCC, but through our 19.9% investment we will have rights to use all AFCC/Daimler/Ford automotive fuel cell intellectual property for non-automotive applications. Further, the value of our $60 million investment in AFCC is protected by a share purchase agreement with Ford, valued at $65 million plus interest.

Beyond the strategic benefits of this new structure, Ballard has become a stronger company financially with reduced annual operating cash consumption, profitable new revenues for fuel cell technical services and contract manufacturing provided to AFCC, a shortened timeline to profitability and reduced financing requirements.

Outlook for 2008 – Accelerating Market Adoption

With a solid operating foundation and the right strategic foundation now in place, we are approaching 2008 as the year for ‘accelerating market adoption’ of our clean energy, fuel cell products. We expect to have total product shipments in 2008 that more than double the 2007 volumes – in excess of 1,700 units. By accelerating market adoption this year, we will be positioned for high volume product and revenue growth in 2009 and beyond. We plan to drive this acceleration in market adoption through key initiatives to both deepen our early stage market traction and to expand our market focus.

Deepening our Market Traction

As noted above, we succeeded in 2007 in establishing early market traction in our three priority growth markets: materials handling, telecom backup power and residential cogeneration. Our focus for 2008 will be to work to deepen this market traction in the following areas:

  continue to reduce product costs to strengthen end-user value propositions;

  increase sales to existing customers;

  expand the customer base with additional system integrator customers; and

  establish new OEM customer channels.

Expanding our Market Focus

In addition to the above initiatives we will focus efforts in 2008 to accelerate market adoption by expanding our market focus in the following areas:

  establish channel capabilities in new geographic markets;

  extend our product platforms to accommodate new customer applications; and

  develop alternative fuelling solutions for backup power applications.

Financial Outlook for 2008

As we pursue these priorities for accelerating market adoption in 2008, we will continue to focus on reducing our operating cash consumption. At the same time though, we will continue to make strategic investments in research and product development to ensure that we maintain a strong technology and product leadership position. As such, we expect to have operating cash consumption levels in 2008 in the range of $20 million to $30 million. The low end of this guidance range would represent a reduction in cash consumption of 48% from the 2007 level of $38.1 million.

With respect to revenue growth, our 2008 revenue will be negatively impacted by the loss of automotive technology development program revenue. As well, it should be noted that our planned market adoption acceleration initiatives in 2008 will only have partial year impact on revenues this year. Given these mitigating factors, we expect to generate revenue of $65 million to $75 million in 2008. The upper end of this guidance range would represent growth in revenue of approximately 15% over the 2007 level of $65.5 million.

This outlook for a further significant reduction in operating cash consumption and increased revenue represents another key step towards profitability. This is an over-arching priority for our Company.

Contributing to a ‘Clean Energy’ Future

The other over-arching priority for Ballard is to make major contributions, through our leading clean energy, fuel cell products, to global environmental and climate change challenges. In conjunction with the Center for Energy Efficiency and Renewable Technologies (CEERT) we have assessed the potential impact of fuel cell products in materials handling, telecom backup power, residential cogeneration and fuel cell bus markets. The study indicates that the cumulative reduction in global greenhouse gas emissions could be in the range of 31 million to 116 million tons through 2025 (depending on whether hydrogen comes from renewable resources or from reformed natural gas). The details of this study can be read on our website.

This potential to make an important contribution to the clean energy future, that our planet so desperately needs, is energizing to our people – it’s the core tenet of our long held vision, the Power to Change The World®.

I look forward to reporting to you on our 2008 progress. Thank you for your continued support.

JOHN SHERIDAN
President & Chief Executive Officer
March 20, 2008

Ballard Employees' Awards of Excellence for 2007

"Above and Beyond" Winners

I. TECHNOLOGY LEADERSHIP

Award Winner: **Catalyst Coated Membrane (CCM) Process and Design Team**

Harjit Bhambra	Stephen Lee	Duarte Sousa
David Dehaan	Alex Leung	Lito Venturina
Brandon Joe	Ron Mah	Goran Vlajnic
Paul Kozak	Mehrdad Rahmani	

II. PROGRAM EXECUTION

Award Winner: **HyWay 2/3 Product Development & Operations Team**

Successful completion of critical initiatives related to the automotive "HyWay 2/3" development program, conducted by Ballard for Daimler and Ford, can be attributed to the efforts of a large and committed team of employees. Execution of this important program was achieved through the tightly coordinated work effort of almost two hundred individuals from across the Ballard organization, including research and development, operations, product development and test engineering areas.

III. CUSTOMER SUCCESS

Award Winner: **Dantherm Lead Customer Team**

Geoff Budd	Hannah King	Jochen Straub
Tony Cochrane	Dave Pauluzzi	
Reto Corfu	Gary Schubak	
Ian Eldergill	George Skinner	

IV. FISCAL DISCIPLINE

Award Winner: **Mark1100 Job #1 Cost Reduction Team**

Caroline Andrewes	Chris DiLello
Geoff Budd	Paul Dowell
Brendan Burns	Chris Ekholm
Rudolf Coertze	Rob Wingrove

V. EMPLOYEE ENGAGEMENT

Award Winner: **Ballard World Cup Team**

Kevin Colbow	Jennifer Kay	Byron Somerville
Mike Davies	Craig Padberg	Warren Williams
Jason Hicks	Silvano Pozzi	Elise Wooliams
Alex Housil	Adey Roett

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2008 Annual Meeting (the “Meeting”) will be held at the Sheraton Vancouver Wall Centre Hotel, 1088 Burrard Street, Vancouver, B.C. on May 8, 2008 at 1:00 p.m. (Pacific Daylight Time) for the following purposes:

1.	To receive the report of our directors;

2.	To receive our audited financial statements for the financial year ended December 31, 2007 and the report of our auditors thereon;

3.	To elect our directors for the ensuing year;

4.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;

5.	To consider any amendment to or variation of a matter identified in this Notice; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting, our 2007 Annual Report, our consolidated financial statements for the year ended December 31, 2007 and the report of our auditors thereon, and our 2007 Management’s Discussion and Analysis, are included with this Notice.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice. If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, March 20, 2008.

BY ORDER OF THE BOARD

GLENN KUMOI
Vice-President, Human Resources
and Chief Legal Officer and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

MANAGEMENT PROXY CIRCULAR.	2
Matters To Be Voted Upon	2
Election Of Directors	2
Appointment Of Auditors	6
VOTING	6
Solicitation of Proxies	6
How to Vote	6
Execution and Revocation of Proxies	7
Voting of Shares and Exercise of Discretion by Proxies	7
Voting Shares and Principal Shareholders	7
Interest of Certain Persons or Companies in Matters to Be Acted Upon	7
BOARD AND COMMITTEES	8
Board Composition and Nomination Process	8
Majority Voting Policy	8
Roles and Responsibilities	8
Board Meetings	9
Committees of the Board	9
Audit Committee	9
Management Development, Nominating & Compensation Committee	10
Corporate Governance Committee	10
Corporate Governance	11
Minimum Share Ownership	11
Board and Director Performance	11
Board Interlocks and Participation on other Corporate Boards	12
Board Education	12
Compliance in Canada and United States	12
Independence of the Board	12
Affiliated Entity	12
COMPENSATION	13
Executive Compensation	13
Long-Term Compensation	15
Equity Compensation Plan Information	16
Report on Executive Compensation	17
Philosophy and Objectives	17
Annual Salary	18
Annual Incentives for Executive Officers (excluding the President and CEO)	18
Long-Term Incentives	19
Chief Executive Officer Compensation	19
Total Executive Officer Compensation	20
Minimum Share Ownership Guidelines	20
Employment Agreements	21
Named Executive Officers	21
Compensation of Directors	21
Security Ownership of Beneficial Owners and Management	23
Performance Graph	24
Interest of Informed Persons in Material Transactions	24
Indebtedness of Directors and Executive Officers	24
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	25
ADDITIONAL INFORMATION	25
APPENDIX A	26
APPENDIX B	28
APPENDIX C	29
APPENDIX D	41
APPENDIX E	46

MANAGEMENT PROXY CIRCULAR

dated as of March 20, 2008

DEFINED TERMS

     In this Management Proxy Circular:

“Ballard”, “Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc.

“Beneficial Shareholders” means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

“Board” means the board of directors of Ballard.

“Daimler” means Daimler AG.

“DSU” means deferred share unit.

“$” or “dollars” refer to Canadian currency unless specifically stated otherwise.

“Ford” means Ford Motor Company.

“Meeting” means the 2008 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

“NASDAQ” means the National Association of Securities Dealers Automated Quotation System.

“Record Date” means up to 5:00 p.m. Pacific Daylight Time on March 20, 2008.

“Registered Shareholders” means registered holders of our Shares on the Record Date.

“RSU” means restricted share unit.

“Shares” means common shares without par value in the capital of Ballard.

“TSX” means the Toronto Stock Exchange.

MATTERS TO BE VOTED UPON

Registered Shareholders or their duly appointed proxyholders will be voting on:

  the election of directors to our Board;

  the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors; and

  other business that may properly be brought before the Meeting.

     As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment. Execution of the enclosed proxy should not be construed as either approval or disapproval of the report or financial statements referred to in the Notice of Annual Meeting.

     With respect to all of the specific matters to be voted on, a simple majority of the votes cast by Registered Shareholders, by proxy or in person, will constitute approval of each matter.

ELECTION OF DIRECTORS

     At the Meeting you will elect nine directors. All of our nine nominees are currently members of the Board. Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that he or she is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

     The following information pertains to our nominees for election as directors at the Meeting, as of March 20, 2008. The number of Shares shown as being held by each nominee constitute the number beneficially owned, directly or indirectly, or controlled or directed, by that nominee and such information has been provided to us by that nominee.

Ian A. Bourne Age: 60 Alberta, Canada Director since: 2003 Independent
Mr. Bourne’s principal occupation is corporate director, and previously he was the Executive Vice President of TransAlta Corporation (electricity generation and marketing) from 1998 until December 2006. He was also the Chief Financial Officer of TransAlta Corporation from 1998 to 2005. Mr. Bourne was our lead director from October 2005 to February 2006 and Chair of our Board from February 2006 until present.

	Board and Committee
	Membership	Attendance	Board Memberships(1)
Board (Chair)	6 of 6	100%	Current: Wajax Income Fund; Wajax Limited; Canada Pension Plan Investment Board; Canadian Oil Sands Trust; Glenbow Museum; Calgary Philharmonic Society; The Calgary Foundation
			Previous: Purolator Courier Ltd.; TransAlta Power LP; TransAlta CoGen LP
	Audit	6 of 6	100%
	Corporate Governance	4 of 4	100%
	Management Development,	4 of 4	100%
	Nominating & Compensation
	Securities Held(2)
				Total of Shares and	Total Value of Shares and
	Year	Shares	DSUs	DSUs	DSUs(3)
	2008	1,824	64,764	66,588	278,338
	2007	1,824	42,091	43,915	183,565

Ed Kilroy Age: 48 Ontario, Canada Director since: 2002 Independent
 Mr. Kilroy is the Chief Executive Officer of Symcor Inc. (business process outsourcing services), a position he has held since January 2005. Mr. Kilroy was the President of IBM Canada Ltd. (information technology) from 2000 to 2005.

	Board and Committee
	Membership	Attendance	Board Memberships(1)
	Board	6 of 6	100%	Current: Symcor Inc.; Conference Board of Canada Previous: Canadian Council of Chief Executives
	Audit (Chair)	6 of 6	83%
	Corporate Governance	3 of 4	75%

	Securities Held(2)
				Total of Shares and	Total Value of Shares and
	Year	Shares	DSUs	DSUs	DSUs(3)
	2008	2,424	36,162	38,586	161,289
	2007	2,424	24,456	28,880	112,358

Dr. Chong Sup (C.S.) Park Age: 60 California, USA Director since: 2007 Independent
Dr. Park’s principal occupation is corporate director, and previously he was the Chief Executive Officer of Maxtor Corporation (storage solutions and hard disk drives) from November 2004 to May 2006. From May 1998 until May 2006, Dr. Park was also the Chair of Maxtor Corporation. Dr. Park was also the Managing Director, Investment Partner and Senior Advisor, H&Q Asia Pacific (private equity investment) from November 2002 to September 2004.

	Board and Committee
	Membership	Attendance	Board Memberships(1)
	Board	5 of 5 (4)	100%	Current: Seagate Technology; Smart Modular Technologies; Computer Sciences Corp.; Sand Force Inc.; American Leadership Forum
	Management Development,	2 of 2 (4)	100%
	Nominating & Compensation
	Securities Held(2)
				Total of Shares and	Total Value of Shares and
	Year	Shares	DSUs	DSUs	DSUs(3)
	2008	11,366	0	11,366	47,510
	2007	2,001	0	2,001	8,364

John Sheridan Age: 53 B.C., Canada Director since: 2001 Non-Independent
Mr. Sheridan is President and Chief Executive Officer of Ballard and previously he was our interim President and Chief Executive Officer from October 2005 until February 2006 when he was appointed our President and Chief Executive Officer. Mr. Sheridan was also Chair of our Board from June 2004 until February 2006. Mr. Sheridan was the President and Chief Operating Officer of Bell Canada (telecommunication services) from 2000 to 2003.

	Board and Committee
	Membership	Attendance	Board Memberships(1)
Board	6 of 6	100%	Current: NewPage Corporation; AFCC Automotive Fuel Cell Cooperation Corp.
			Previous: Aliant Inc.; Bell Canada, Bell Actimedia, Bell Distribution, Bell Express Vu, Bell Mobility, Bell West, Bell Sygma UK Ltd; Encom Cable TV & Telecommunications, plc; Manitoba Telecom Services Inc.; MTS Communications Inc.; Photowatt Technologies; Sun Media Corp. Ltd.
	Securities Held(2)
				Total of Shares and	Total Value of Shares and
	Year	Shares	DSUs	DSUs	DSUs(3)
	2008	159,779	57,942	217,721	910,074
	2007	58,213	57,942	116,155	485,528

Dr. Gerri Sinclair Age: 60 B.C., Canada Director since: 2005 Independent
Dr. Sinclair is Executive Director, World Center for Digital Media, and previously she was the Chair of the Canadian Telecommunications Policy Review Panel and a Strategic Management Consultant from October 2004 to 2006. Dr. Sinclair was the General Manager of MSN Canada (internet services) from September 2002 to October 2004, and the founder and Chief Executive Officer of NCompass Labs Inc. (internet content management) from February 1996 to May 2001.

	Board and Committee
	Membership	Attendance	Board Memberships(1)
	Board	6 of 6	100%	Current: TSX Group; Canadian Foundation for Innovation; Genome BC Previous: Telus Corporation; BC Telecom; Canada Pension Plan Investment Board
	Corporate Governance	4 of 4	100%
	Management Development,	4 of 4	100%
	Nominating & Compensation
	Securities Held(2)
				Total of Shares and	Total Value of Shares and
	Year	Shares	DSUs	DSUs	DSUs(3)
	2008	176	20,302	20,478	85,598
	2007	176	10,858	11,034	46,122

David J. Smith Age: 73 B.C., Canada Director since: 2006 Independent
Mr. Smith is a part-time Commissioner of the British Columbia Securities Commission (provincial securities regulator), a position he has held since July 2006. Mr. Smith was counsel with Lawson Lundell LLP (law firm) from May 2005 until April 2006, and prior to that he was a partner at Lawson Lundell LLP and predecessor firms practicing corporate, commercial and securities law.

	Board and Committee
	Membership	Attendance	Board Memberships(1)
	Board	6 of 6	100%	Current: Member of Executive Committee, British Columbia Chapter, Institute of Corporate Directors Previous: Scott Paper Limited; Pacific Forest Products Limited
	Corporate Governance (Chair)	4 of 4	100%
	Management Development,	4 of 4	100%
	Nominating & Compensation
	Securities Held(2)
				Total of Shares and	Total Value of Shares and
	Year	Shares	DSUs	DSUs	DSUs(3)
	2008	1,358	14,839	16,197	67,703
	2007	1,358	5,987	7,345	30,702

David B. Sutcliffe Age: 48 B.C., Canada Director since: 2005 Independent
Mr. Sutcliffe’s principal occupation is corporate director and previously he was the Chief Executive Officer of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. From May 2001 to April 2005 he was also the Chair of the Board of Sierra Wireless, Inc.

	Board and Committee
	Membership	Attendance	Board Memberships(1)
	Board	5 of 6	83%	Current: Sierra Wireless Inc.; E-Comm 911 Previous: Cellular Telecommunications and Internet Association; BC Technology Social Venture Partners; Premier’s Technology Council, British Columbia
	Audit	6 of 6	100%
	Management Development,	4 of 4	100%
	Nominating & Compensation (Chair)
	Securities Held(2)
				Total of Shares and	Total Value of Shares and
	Year	Shares	DSUs	DSUs	DSUs(3)
	2008	3,600	20,473	24,073	100,625
	2007	3,600	11,620	15,220	63,620

Mark Suwyn Age: 65 Florida, United States Director since: 2003 Independent
Mr. Suwyn is Chief Executive Officer of NewPage Corporation (coated papers), a position he has held since April 2006, and since May 2005 he has also been the Chair of the Board of NewPage Corporation. Mr. Suwyn was the Chair of the Board and Chief Executive Officer of Louisiana-Pacific Corporation (building products) from 1996 to 2004.

	Board and Committee
	Membership	Attendance	Board Memberships(1)
Board	5 of 6	83%	Current: NewPage Corporation; BlueLinx Corporation; Hope
College
Previous: Hope College Board of Trustees; Louisiana Pacific
			Corporation; International Paper Company; Junior Achievement Inc.; Junior Achievement International; Kelly Cabinets; The Nature Conservancy of Oregon; United Rentals Inc.
	Audit	6 of 6	100%

	Securities Held(2)
				Total of Shares and	Total Value of Shares and
	Year	Shares	DSUs	DSUs	DSUs(3)
	2008	1,130	35,018	36,148	151,099
	2007	1,130	25,954	27,084	113,211

Douglas W. G. Whitehead Age: 61 B.C., Canada Director since: 1998 Independent	Mr. Whitehead is President and Chief Executive Officer of Finning International Inc. (heavy equipment reseller), a position he has held since April 2000.

	Board and Committee
	Membership	Attendance	Board Memberships(1)
Board	6 of 6	100%	Current: International Forest Products Inc.; Inmet Mining Corporation; Belkorp Enterprises Ltd.; Finning International Inc.
			Previous: Terasen Inc.; British Columbia Pulp and Paper Employee Relations Forum; Canadian Pulp and Paper Association; Conference Board of Canada; Finlay Forest Industries Inc.; Fletcher Challenge Canada Ltd.; TimberWest Forest Ltd.; Kinder Morgan Inc.
	Audit	6 of 6	100%

	Securities Held(2)
				Total of Shares and	Total Value of Shares and
	Year	Shares	DSUs	DSUs	DSUs(3)
	2008	4,383	31,861	36,244	151,500
	2007	4,383	23,008	27,391	114,494

(1)	Previous board memberships are shown for the past five years.
(2)	As of March 26, 2007 and March 20, 2008, respectively.
(3)	Based on $4.18 closing price of the Shares on the TSX on March 20, 2008.
(4)	Dr. Park was first appointed to the Board on February 11, 2007 and elected to the Board and appointed to the Management Development, Nominating & Compensation Committee in May 2007.

APPOINTMENT OF AUDITORS

     Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP was appointed as our external auditors in 1999, succeeding our previous external auditors, PricewaterhouseCoopers LLP, Chartered Accountants. Total fees paid to KPMG in 2006 and 2007 are set forth in the table below. We comply with the requirement regarding the rotation of our audit engagement partner every five years. The current audit engagement partner at KPMG LLP may continue in his role until the end of 2010.

     The following table shows the fees we incurred with KPMG LLP in 2007 and 2006:

Type of Audit Fees	2007		2006
Audit Fees	$360,884		$306,938
Audit-Related Fees	$143,058	(1)	$11,110	(1)
Tax Fees	$132,130	(2)	$95,625	(2)
All Other Fees	Nil		Nil

____________________

Notes

(1)	The Audit-Related Fees for 2007 primarily related to a special audit required as a result of the disposition of our Dearborn operations and for Sarbanes-Oxley section 404 documentation. Fees for 2006 related to Sarbanes-Oxley section 404 documentation.

(2)	The Tax Fees for 2006 and 2007 related to tax advisory services and the filing of our 2006 Canadian provincial and federal and U.S. state and federal tax returns.

VOTING

SOLICITATION OF PROXIES

     This Management Proxy Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Thursday, May 8, 2008 at 1:00 p.m. Pacific Daylight Time in Vancouver, British Columbia, Canada, or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Management Proxy Circular and the related materials are first being sent to Registered Shareholders is April 16, 2008.

HOW TO VOTE

     Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

     Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Proxy Circular.

     Beneficial Shareholders: If you are a Beneficial Shareholder you must vote by proxy by carefully following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary you will not be entitled to vote.

EXECUTION AND REVOCATION OF PROXIES

     A Registered Shareholder or the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a company, a duly authorized officer or attorney of the company, must execute the proxy. In order to be effective, completed proxies must be deposited at the office of the registrar and transfer agent for the Shares, being Computershare Investor Services Inc. (“Computershare”), Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: within North America: 1-866-249-7775, outside North America: (416) 263-9524), not less than 48 hours before the time of the Meeting. The individuals named in the accompanying form of proxy are directors and officers of Ballard. A Registered Shareholder desiring to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, other than the persons named in the enclosed proxy, may do so by inserting the name of such other person in the blank space provided in the proxy.

     A proxy may be revoked by written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of the company, and delivered to:

  Computershare, at the address or fax number set out above, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

     A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

     If you complete your proxy properly, then the nominee named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

     As at the Record Date, we had 82,084,387 Shares issued and outstanding, each carrying the right to one vote. On a show of hands, every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote, and on a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of one or more corporate Registered Shareholders, will have one vote for each Share recorded in the Registered Shareholder’s name on the register of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

     As at the Record Date, to the knowledge of our directors and executive officers, no person beneficially owns, or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances, with the following exception.  On April 3, 2008, we were advised by Invesco PowerShares Capital Management LLC that it and its affiliates jointly owned or controlled 8,755,409 Shares on the Record Date, representing 10.7% of our issued and outstanding Shares, but that by April 2, 2008 it had reduced its holdings to 6,528,646 Shares, representing 8.0% of our issued and outstanding Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

     No one who has been a director or executive officer of ours at any time since January 1, 2007, or any of his or her associates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

BOARD AND COMMITTEES

BOARD COMPOSITION AND NOMINATION PROCESS

     Our Management Development, Nominating & Compensation Committee conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of individual nominee directors for election at our annual shareholders’ meeting.

     Until January 31, 2008, each of Daimler and Ford had certain rights to appoint directors to our Board in proportion to its percentage ownership interest in us. As a result of the cancellation of the Shares previously owned by Daimler and Ford, in connection with the sale by us of certain of our automotive assets to them on January 31, 2008 (the “Automotive Transaction”), Daimler and Ford no longer have these appointment rights.

     Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time they either stand for re-election or resign from the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier. The Board has established director resignation guidelines, which set out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

MAJORITY VOTING POLICY

     On February 20, 2008, the Board adopted a new policy which requires that any nominee for director who receives a greater number of votes “withheld” than “for” his or her election shall tender his or her resignation to the Board following our annual shareholders’ meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the Corporate Governance Committee will consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance Committee, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Corporate Governance Committee or Board which considers the resignation. Subject to any restrictions or requirements contained in applicable corporate law or Ballard’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

ROLES AND RESPONSIBILITIES

     The Board operates under a formal mandate (a copy of which is attached as Appendix A and is posted on our website at www.ballard.com) which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation. The Board has also established terms of reference for individual directors (a copy of which is attached as Appendix B and is posted on our website) which set out their individual responsibilities and duties. These terms of reference serve as a code of conduct with which each director is expected to comply, and addresses matters such as conflicts of interests, the duties and standard of care of directors, the level of availability which is expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations that directors are to keep in mind in order to make effective and informed decisions.

     The Board has also established terms of reference for the chairs of the Board committees, our Chief Executive Officer and our Chair of the Board. In addition, our Board-approved Code of Ethics applies to all members of the Board, as well as our officers and employees. A copy of the Code of Ethics and the terms of reference for the chairs of the Board committees, our Chief Executive Officer and our Chair of the Board can be found on our website. All of these documents are reviewed annually, and updated or revised as necessary.

     The Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Chair of the Board reviews and sets the agenda for each Board meeting. The Chair of the Board is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently. The Chair of the Board is an independent director.

     Each year, the Board identifies a list of improvement priorities for the Board during the year. Progress by the Board against these improvement priorities is monitored regularly throughout the year by the Corporate Governance Committee.

BOARD MEETINGS

     The Board meets on a regularly scheduled basis and directors are kept informed of our operations at meetings of the Board and its committees, and through reports by and discussions with management. At Board meetings before January 31, 2008 two in-camera sessions were held after the regularly scheduled Board meeting. The first in-camera session included all of the directors without the presence of management, and was followed by a second in-camera session consisting of only the independent directors without the presence of management or the Daimler or Ford Board appointees. As the Board has not had any Daimler or Ford appointees since January 31, 2008, only the first in-camera session is now held. The Chair of the Board chairs the in-camera sessions. In 2007, there were six regularly scheduled meetings of the Board. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings. The Board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

COMMITTEES OF THE BOARD

     The Board has established three standing committees: (1) the Audit Committee; (2) the Management Development, Nominating & Compensation Committee; and (3) the Corporate Governance Committee. Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries. Each committee holds in-camera sessions at the end of each committee meeting.

     The information below sets out the current members of each of our standing committees, summarizes the functions of each committee in accordance with its current mandate and indicates the number of meetings that each committee held in 2007. After the Meeting, we will reconstitute all of the committees to reflect the newly elected Board.

Audit Committee

     The Audit Committee met six times during the fiscal year ended December 31, 2007. The members in 2007 were Ian Bourne, Ed Kilroy (Chair), David Sutcliffe, Mark Suwyn and Douglas Whitehead. All of the members of the Audit Committee are independent of our management and none of them are directors appointed by Daimler or Ford.

     The Audit Committee is constituted in accordance with U.S. Securities and Exchange Commission (“SEC”) rules and applicable securities laws and assists the Board in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process. The Audit Committee also reviews and approves related party transactions. The Audit Committee operates under a mandate that is approved by the Board and which outlines the responsibilities of the Audit Committee. A copy of the Audit Committee’s mandate is attached as Appendix C and is posted on our website. This mandate is reviewed annually and the Audit Committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

     The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial disclosure controls and procedures and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks and the appointment of senior financial executives and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities and off-balance sheet transactions. The Audit Committee has at least one member, Mr. Bourne, who qualifies as a financial expert under applicable securities regulations, and all the members of the Audit Committee are financially literate.

     The Audit Committee is mandated to monitor our audit and the preparation of our financial statements, approve our quarterly financial statements, and to review and recommend to the Board our year-end financial statements and all financial disclosure contained in our public documents. The Audit Committee is also mandated to appoint external auditors (subject to shareholder approval), monitor their qualifications and independence, and determine their remuneration. The external auditors report directly to the Audit Committee. The Audit Committee has the authority to terminate the external auditors’ engagement. The Audit Committee also approves in advance any services to be provided by the external auditors which are not related to the audit.

Management Development, Nominating & Compensation Committee

     The Management Development, Nominating & Compensation Committee met four times during the fiscal year ended December 31, 2007. The members in 2007 were Ian Bourne, Dr. C.S. Park, Dr. Gerri Sinclair, David Smith and David Sutcliffe (Chair). All of the members of the Management Development, Nominating & Compensation Committee are independent of our management, and none of them are directors appointed by Daimler or Ford.

     The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate. In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers. The committee also provides advice on our organizational structure, reviews all distributions under our share incentive plans, and reviews and approves the design and structure of, and any amendments to, those plans. The committee seeks out and recommends nominees for election to the Board, annually reviews the Board succession plan and annually reviews the composition of director talents and skills against Board requirements to identify any gaps.

     The Management Development, Nominating & Compensation Committee ensures appropriate senior management succession planning, recruitment, development, training and evaluation. In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation. Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee and the committee has the authority to appoint those consultants, determine their level of remuneration and oversee and terminate their services.

     A copy of the Management Development, Nominating & Compensation Committee’s mandate is attached as Appendix D and is posted on our website. The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

Corporate Governance Committee

     The Corporate Governance Committee met four times during the fiscal year ended December 31, 2007. Its members in 2007 were Ian Bourne, Ed Kilroy, Dr. Gerri Sinclair, David J. Smith (Chair), Douglas Whitehead(3), David Prystash(1) (2), Dr. Hans-Joachim Schöpf(1) (2) and Dr. Thomas Weber(1) (3). All of the members of the Corporate Governance Committee are independent of our management, and a majority of the members were independent of Daimler and Ford.

     The Corporate Governance Committee is responsible for recommending the size of the Board, for monitoring corporate governance, including the formation and membership of committees of the Board, and for director compensation. The committee regularly reviews the level of director compensation and approves the design and structure of, and any amendments to, our director compensation plans. The Corporate Governance Committee is responsible for ensuring a formal process to evaluate the performance of the Board, Board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve Board effectiveness.

____________________

(1)	Appointed by Daimler and Ford and resigned from the Board on January 31, 2008 with the Automotive Transaction.

(2)	Appointed to the committee on May 16, 2007

(3)	Member of the committee until May 16, 2007

     The Corporate Governance Committee ensures that the Board complies with, and follows, best corporate governance practices in the U.S. and Canada. The committee is also responsible for maintaining an ongoing education program for Board members.

     A copy of the Corporate Governance Committee’s mandate is attached as Appendix E and is posted on our website. The Board annually reviews the mandate and assesses the committee’s performance.

CORPORATE GOVERNANCE

     Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules and are following best corporate governance practices at all times.

     Our corporate governance practices are reflected in our Corporate Governance Guidelines, which provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Guidelines can be found on our website. We have also reviewed our internal control and disclosure procedures and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our annual reports filed with or submitted to the SEC, and to certify our interim and annual reports filed with Canadian securities regulatory authorities.

     In addition, we have set up a process for shareholders to communicate to the Board, the details of which can be found on our website. A summary of shareholder feedback is provided to the Board through a semi-annual report.

Minimum Share Ownership

     We have minimum share ownership guidelines that apply to our independent directors (see “Corporate Governance - Independence of the Board”). The guidelines require each director to hold the number of our Shares having a value equivalent to five times the director’s annual Board retainer or, in the case of the Chair of the Board, a value equivalent to three times the Chair’s annual retainer, in each case with such value calculated on the lesser of:

(a)	the then-applicable Share price, determined on an annual basis; and

(b)	the closing price of our Shares on May 12, 2006.(1)

     Directors that were members of the Board at the time the guidelines were adopted in July 2003 have until July 2008 to comply with this requirement. Directors elected subsequently have five years from the date that they are first elected to the Board to comply. The Chair of the Board has five years from his original appointment as Chair in February 2006 to satisfy the minimum share ownership requirements for the Chair. Directors may apply the DSUs which they receive as payment for all or part of their annual retainer towards the minimum share ownership requirements. Any director who fails to comply with the share ownership requirement may not stand for re-election. Currently, all directors are on track to achieve these guidelines.

Board and Director Performance

     The directors conduct an annual performance evaluation of the Board, Board committees, and the Chair of the Board through a process overseen by the Corporate Governance Committee. Evaluation questionnaires are completed by each director and a summary report is generated for review by the Corporate Governance Committee. The Corporate Governance Committee works with management to improve Board processes and to address concerns raised in the evaluation questionnaires, and reports to the Board on the evaluation results and proposed action items. In addition, the directors evaluate each other every two years and conduct individual self-evaluations in the alternate years, the results of which are forwarded to the Chair of the Board who then reviews the results and meets with each director to conduct an individual director performance evaluation.

____________________

(1)	Based on the closing price on the TSX in cases where the retainer is paid in Canadian dollars (which closing price was $8.78 on May 12, 2006) or on the NASDAQ in cases where the retainer is paid in U.S. dollars (which closing price was U.S. $7.98 on May 12, 2006).

Board Interlocks and Participation on other Corporate Boards

     We conduct an annual review of the other corporate boards on which our directors sit and have determined that currently we have one board interlock: Mr. Sheridan is a director of NewPage Corporation and Mr. Suwyn is the Chair of the Board of NewPage Corporation. We are not affiliated or related to NewPage Corporation in any way, do not do any business with NewPage Corporation and operate in a different industry than NewPage Corporation. The Board has also established a guideline for the maximum number of corporate boards on which a director may sit, which has been set at a maximum of five corporate boards.

Board Education

     We have established a formal director orientation and ongoing education program. Each director receives an orientation on our business upon joining our Board. The orientation consists of site visits, presentations regarding our business, technology and products, and a reference manual. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters, as well as guest speakers who are invited to speak at Board meetings on various topics. In the past, we have invited guest speakers to speak to our Board about the fuel cell industry, corporate governance and risk management, and management representatives to speak to our Board about our technology and business. The educational presentations by management also provide an opportunity for Board members to meet and interact with members of our management team.

Compliance in Canada and United States

     We have an exemption from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if two holders of at least 5% of the votes eligible to be cast at a shareholders’ meeting are present or represented by proxy at the shareholders’ meeting. We believe that we comply with all other applicable NASDAQ and Canadian Securities Administrators (“CSA”) corporate governance rules.

     The CSA requires that listed companies subject to CSA’s National Instrument 58-101 - Disclosure of Corporate Governance (“NI 58-101”) disclose their policies respecting corporate governance in accordance with that instrument. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.

Independence of the Board

     The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the NASDAQ rules focus, in part, on the constitution and independence of corporate boards. Under Sarbanes-Oxley and the NASDAQ rules, a director’s independence is determined based on whether the director meets a number of criteria. The NASDAQ rules also focus on heightened standards of independence for audit committee members and strengthening the role of independent directors in compensation and nomination decisions. Pursuant to the TSX requirements and NI 58-101, an “independent” director is a director who has no direct or indirect material relationship with us, where a material relationship means a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. Effective at the end of the Meeting, and assuming that the proposed individual nominees for director are elected at the Meeting, the majority of our directors will be independent.

Affiliated Entity

     The CSA’s National Policy 58-201 – Corporate Governance Guidelines requires that a board have a majority of independent directors. If a director is an executive officer, general partner or managing member, or both a director and an employee, of an “affiliated entity”, that director will not be independent. In such a case, the board of directors should, in addition to having a majority of independent directors, include a number of directors who do not have interests in, or relationships with, either the company or the affiliated entity and should be constituted to fairly reflect the investment in the company by shareholders other than the affiliated entity. An “affiliated entity” of a company is defined as, among other things, an entity that can “control” the company, directly or indirectly, thereby determining the direction of management and policies of the company, whether by share ownership or otherwise. As we are not “controlled” by another entity, none of our directors act as representatives of an affiliated entity.

COMPENSATION

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid for the last three fiscal years to our President and Chief Executive Officer, Chief Financial Officer and three other executive officers (each, a “Named Executive Officer”) that had the highest aggregate compensation (salary and bonuses) in 2007. All long-term compensation awards consist of options to acquire our Shares and RSUs. We did not grant any share appreciation rights in 2007.

Summary Compensation Table

					Long-Term
					Compensation
					Awards
	Annual Compensation				Awards	Payouts
					Securities
Named Executive				Other Annual	Under	Restricted Shares	All Other
Officers and		Salary	Bonus(1)	Compensation	Options	or Share Units	Compensation(4)
Principal Position	Year	($)	($)	($)	(#)	($)	($)
John Sheridan,	2007	530,000	868,537	0	76,713	77,770(3)	20,759
President and	2006	547,861(2)	520,600	0	175,000	0	419,267
Chief Executive	2005	116,087(2)	0	0	0	0	2,948
Officer
Dave Smith,	2007	310,000	294,112	0	22,484	22,794(3)	19,854
Vice President and	2006	307,308	230,604	0	60,000	0	18,731
Chief Financial	2005	291,927	227,318	0	55,000	0	17,393
Officer
Noordin Nanji,	2007	344,000	356,040	0	22,484	145,812(5)+22,794(3)	19,748
Vice President and	2006	338,805	292,375	0	60,000	0	18,731
Chief Customer	2005	324,702	264,880	0	60,000	0	86,709
Officer
Christopher Guzy,	2007	310,001	307,482	0	22,484	22,794(3)	19,748
Vice President and	2006	307,308	184,483	0	60,000	0	18,731
Chief Technology	2005	264,231(6)	205,751	0	75,000		124,519
Officer
Peter Stickler,	2007	267,000	230,288	0	20,343	20,620(3)	721,099
Vice President,	2006	264,443	198,438	0	60,000	0	18,900
Human Resources	2005	257,500	190,963	0	45,000	0	17,548

(1)	Represents the total of the fair market value of Shares issued under the 2003 Share Distribution Plan and DSUs issued under the DSU Plan for Executive Officers, and/or cash paid to each Named Executive Officer as a bonus and not part of salary (other than signing bonuses and retention bonuses which are reported under “All Other Compensation”). The bonus allocation of Shares, DSUs and cash for each Named Executive Officer for the last three years is as follows:

Bonus Allocations

		Shares
		Issued		Fair
		under Share		Market	Cash
		Distribution		Value	Bonus(a)	Total
Named Executive Officer	Year	Plan	DSUs	($)	($)	($)
John Sheridan	2007	96,257	0	488,986	379,551	868,537
	2006	28,612	16,686	349,973	170,627	520,600
	2005	0	0	0	0	0
Dave Smith	2007	29,336	5,789	178,437	115,675	294,112
	2006	14,980	2,956	139,907	90,697	230,604
	2005	16,913	3,338	137,914	89,404	227,318
Noordin Nanji	2007	39,458	0	200,450	155,590	356,040
	2006	21,103	0	164,607	127,768	292,375
	2005	21,898	0	149,127	115,753	264,880
Christopher Guzy	2007	34,077	0	173,112	134,370	307,482
	2006	13,315	0	103,864	80,619	184,483
	2005	17,009	0	115,838	89,913	205,751
Peter Stickler	2007	25,522	0	129,652	100,636	230,288
	2006	14,323	0	111,720	80,619	198,438
	2005	15,787	0	107,512	83,451	190,963

(a)	Cash bonus represents amount withheld by Ballard for taxes.

(2)	Mr. Sheridan was appointed our interim President and Chief Executive Officer on October 12, 2005 and was subsequently appointed President and Chief Executive Officer on February 22, 2006. The 2005 salary amount was paid to Mr. Sheridan for the period from October 12, 2005 to December 31, 2005, excluding amounts he earned as Chair of the Board.

(3)	Represents one-third of RSUs awarded on February 22, 2007 which were redeemed on February 22, 2008 based on the achievement of a minimum of 0.75 Corporate Multiplier in 2007.

(4)	All Other Compensation includes:

	a.	A RRSP contribution paid to each Named Executive Officer: $19,000 in 2007, $18,000 in 2006 and $16,500 in 2005 except as follows: Mr. Sheridan received $2,948 in 2005; and no RRSP contributions were paid to Mr. Guzy in 2005.

	b.	Insurance premiums paid by us for the benefit of the Named Executive Officers as follows: Mr. Sheridan - $1,759 in 2007, $1,267 in 2006 and $0 in 2005; Mr. Smith - $854 in 2007, $731 in 2006 and $893 in 2005; Mr. Nanji - $748 in 2007, $731 in 2006 and $893 in 2005; Mr. Guzy - $748 in 2007, $731 in 2006 and $808 in 2005; and Mr. Stickler - $915 in 2007, $900 in 2006, and $1,048 in 2005.

	c.	In addition the following payments fall under the category “All Other Compensation”: Mr. Sheridan – $400,000 signing bonus paid to Mr. Sheridan in 2006 comprising 58,737 Shares; Mr. Nanji - accrued but unpaid vacation earnings of $69,316 paid to Mr. Nanji in 2005; Mr. Guzy - $123,711 signing bonus paid to Mr. Guzy in 2005 (includes the issuance of 15,313 Shares for a value of $100,000 and $23,711 paid in cash); and Mr. Stickler - $701,184 severance comprising 111,297 Shares paid in 2007 to satisfy contractual provisions relating to termination of his employment agreement.

(5)	Represents the value of 22,026 RSUs redeemed on January 3, 2007 on successful achievement of our cogeneration goals for 2006 and Mr. Nanji’s special assistance for the Chief Executive Officer transition.

(6)	Mr. Guzy was hired on February 1, 2005. This amount was paid to Mr. Guzy for the period from February 1, 2005 to December 31, 2005.

LONG-TERM COMPENSATION

     The following table sets forth the options to purchase our Shares granted to our Named Executive Officers on February 22, 2007 and any additional grants of options to them. No other options were granted during our fiscal year ended December 31, 2007.

Option Grants for 2007

		% of Total		Market Value
		Options		of Securities
	Securities	Granted to		Underlying
	Under	Employees	Exercise or	Options on the
Named Executive	Option	in Financial	Base Price	Date of Grant(1)
Officer	(#)	Year	($/Security)	($/Security)	Expiration Date
John Sheridan	76,713	8.97	7.80	7.80	February 23, 2014
Dave Smith	22,484	2.63	7.80	7.80	February 23, 2014
Noordin Nanji	22,484	2.63	7.80	7.80	February 23, 2014
Christopher Guzy	22,484	2.63	7.80	7.80	February 23, 2014
Peter Stickler	20,434	2.39	7.80	7.80	May 29, 2008(2)

(1)	The closing price of our Shares on the TSX on February 22, 2007 which was the date of the award.

(2)	These options expire 90 days following February 29, 2008, being Mr. Stickler’s last day of employment.

     The following table sets forth awards of RSUs issued to our Named Executive Officers in 2007 as well as RSUs previously issued to our Named Executive Officers that had not yet vested as of December 31, 2007.

			Performance or Other
		RSUs	Period Until Maturation or
Named Executive Officer	Grant Date	(#)	Payout
John Sheridan	February 22, 2007	45,929	February 2008(1) / 2009 / 2010(2)
	March 8, 2006	110,132	March 2009(3)
Dave Smith	February 22, 2007	13,462	February 2008(1) / 2009 / 2010(2)
	March 8, 2006	36,711	March 2009(3)
	March 1, 2005	52,840	March 2008(4)
Noordin Nanji	February 22, 2007	13,462	February 2008(1) / 2009 / 2010(2)
	March 8, 2006	36,711	March 2009(3)
	March 1, 2005	52,840	March 2008(4)
Christopher Guzy	February 22, 2007	13,462	February 2008(1) / 2009 / 2010(2)
	March 8, 2006	36,711	March 2009(3)
	March 1, 2005	39,630	March 2008(4)
Peter Stickler	February 22, 2007	12,179	February 2008(1) / 2009(5) / 2010(5)
	March 8, 2006	36,711	March 2009(5)

(1)	RSUs include a performance criterion (achievement of a minimum 0.75 corporate multiplier in 2007). As this performance criterion has been met, one-third of the RSUs were redeemed by each of the Named Executive Officers on February 22, 2008 as reported in the Summary Compensation table above.

(2)	The remaining RSUs will vest and be entitled to be redeemed, in Shares, in February 2009 and 2010.

(3)	RSUs to be redeemed based on following: (a) time vesting criteria - three year vesting period ending March 2009; and (b) performance criteria - achievement of annual cash consumption goals in each of 2006, 2007 and 2008.

(4)	RSUs vested on March 1, 2008 with the successful achievement of our 2007 Technology Road Map targets including freeze start, durability, volumetric power density and fuel cell stack cost.

(5)	Remaining unvested RSUs vested on February 29, 2008 in accordance with Mr. Stickler’s severance arrangements.

     The following table sets forth any outstanding options to purchase Shares exercised in 2007 and the values of all outstanding options to purchase Shares held by our Named Executive Officers as at December 31, 2007.

Aggregated Option Exercises During 2007 and Year-End Option Values

							Value of Unexercised
							in-the-Money Options at
			Unexercised Options at December 31, 2007				December 31, 2007(1)
	Securities		(#)				($)
	Acquired	Aggregate		Option
Named	on	Value		Exercise	Number of	Number of
Executive	Exercise	Realized		Price	Exercisable	Unexercisable
Officer	(#)	($)	Grant Date	($)	Options	Options	Exercisable	Unexercisable
John Sheridan	0	0	Feb. 22, 2007	7.80	0	76,713	0	0
			Mar 8, 2006	7.18	58,333	116,667	0	0
Dave Smith	0	0	Feb 22, 2007	7.80	0	22,484	0	0
			Mar 8, 2006	7.18	20,000	60,000	0	0
			Mar 2, 2005	7.57	36,666	18,334	0	0
Noordin Nanji	0	0	Feb 22, 2007	7.80	0	22,484	0	0
			Mar 8, 2006	7.18	20,000	40,000	0	0
			Mar 2, 2005	7.57	40,000	20,000	0	0
			Mar 5, 2004	13.76	35,000	0	0	0
Christopher	0	0	Feb 22, 2007	7.80	0	22,484	0	0
Guzy			Mar 8, 2006	7.18	20,000	40,000	0	0
			Mar 2, 2005	7.57	23,333	35,000	0	0
			Feb 1, 2005	7.95	26,666	13,334	0	0
Peter Stickler(2)	0	0	Feb 22, 2007	7.80	0	20,343	0	0
			Mar 8, 2006	7.18	20,000	40,000	0	0
			Mar 2, 2005	7.57	30,000	15,000	0	0

(1)	Calculated on basis of $5.22 Share price (December 31, 2007).

(2)	In connection with Mr. Stickler’s severance arrangements, all unexercisable options became exercisable on the last day of employment being February 29, 2008, and all options expire no later than 90 days thereafter.

EQUITY COMPENSATION PLAN INFORMATION

     The following table sets out, as of December 31, 2007, the number of securities we are authorized to issue under our equity compensation plans and the relevant exercise prices at which such securities may be issued.

			Number of securities
	Number of securities	Weighted average	remaining available for
	to be issued	exercise price	future issuance under
	upon exercise of	of outstanding	equity compensation
	outstanding options,	options, warrants	plans [excluding securities
	warrants and rights	and rights	reflected in column (a)]
Plan Category	(a)	(b)	(c)
Equity compensation plans approved
by security holders	6,562,686(1)	$29.23	5,013,994
Equity compensation plans not
approved by security holders	0	0	0
Total	6,562,686	$29.23	5,013,994

(1)	Shares issuable under the 2003 Share Distribution Plan, the DSU Plan for Directors, the DSU Plan for Executive Officers and the RSU Plan will be satisfied with Shares reserved under the 2003 Share Distribution Plan.

     For a more detailed description of our equity compensation plans, see “Share Incentive Plans” in our Annual Information Form dated March 4, 2008, which is incorporated by reference into this Management Proxy Circular.

REPORT ON EXECUTIVE COMPENSATION

     The Management Development, Nominating & Compensation Committee is charged, on behalf of our Board, with reviewing and approving executive officers’ benefit policies and compensation plans, including annual and long-term equity-based incentive plans. As part of its mandate, the committee approves and recommends to the Board the appointment of our executive officers. The committee also reviews and approves the amount and form of their compensation, their development and succession plans, and any significant organizational or management changes. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. The committee also seeks the advice and recommendations of our President and Chief Executive Officer, and the executive responsible for Human Resources, with respect to the compensation of our other executive officers.

Philosophy and Objectives

     Our philosophy and objectives regarding compensation are to:

(a)	attract and retain experienced, qualified, capable executive officers by paying salaries which are competitive in the markets in which we compete for executive talent;

(b)	motivate short-term and long-term performance by directly linking annual incentive compensation opportunities to performance; and

(c)	link our shareholders’ interests with those of our executive officers by providing our executive officers with equity-based compensation, and requiring them to comply with minimum share ownership guidelines.

     Our compensation program for our executive officers has three primary components:

(a)	annual salary;

(b)	annual incentives (bonus) paid in the form of Shares, DSUs, cash or a combination of these instruments; and

(c)	equity-based, long-term incentives comprised of awards that may be issued under our Option Plans or RSU Plan.

     In August 2006, Watson Wyatt Worldwide (“Watson Wyatt”) was retained to confirm the ongoing validity of the comparator companies (nine Canadian and 10 U.S. companies) and to conduct an analysis on the positioning of our executive officer compensation levels relative to the target comparator market. Watson Wyatt was paid a fee of $20,000 for its services. In September 2007, Watson Wyatt was engaged by the Management Development, Nominating & Compensation Committee to update the analysis that they conducted in 2006. For the 2007 analysis, Watson Wyatt was asked to utilize the same methodology and comparator groups that were used in the 2006 study and to provide an updated data set and related observations. Watson Wyatt was paid a fee of $21,800 for its services.

     Our overall compensation objective is to pay executives at the average of the 75th percentile of the Canadian comparator group and the median of the U.S. comparator group for full achievement of performance goals. Over-achievement or under-achievement will result in being over or under the average. We place emphasis on performance by having a significant proportion of our executive officers’ total annual compensation linked to individual and corporate performance. For 2007, an average of 65% of the annual compensation earned by each of our Named Executive Officers came from variable, performance-related compensation containing inherent market performance risk, where annual compensation includes base salary, equity-based annual incentives and equity-based long-term incentives (including share options and RSUs).

Annual Salary

     The Management Development, Nominating & Compensation Committee approves, on behalf of our Board, salary guidelines and salary adjustments for our executive officers by reference to:

(a)	comparative market assessments performed by compensation consultants;

(b)	the experience and qualifications of each executive officer;

(c)	the individual performance of each executive officer; and

(d)	the roles and responsibilities of each executive officer.

Annual Incentives for Executive Officers (excluding the President and CEO)

     The Management Development, Nominating & Compensation Committee reviews and approves the annual bonus for each executive officer based on the recommendations of our President and Chief Executive Officer in accordance with the methodology described in the foregoing section. In adopting this philosophy of equity-based incentive compensation, we understand that our executive officers will, from time to time, sell Shares for a variety of reasons; however, they remain subject to our share ownership guidelines (see section entitled “Minimum Share Ownership Guidelines”). Under the annual bonus plan, each executive officer elects to receive his bonus in Shares or DSUs(1), and at our discretion, all or a portion of the bonus can also be paid in cash. In February 2008, bonuses for 2007 were authorized to be paid in Shares, net of the statutory deductions, and DSUs.

     The annual target bonus for executive officers (excluding the President and CEO) was set at 75% of base salary in 2007. This was a planned reduction from 80% in 2006, which is to be reduced to 70% for 2008. Each executive officer’s actual 2007 bonus was based on a combination of his individual performance and our corporate performance relative to goals.

     The Board approved corporate goals and the respective achievements for 2007 are summarized as follows:

(a)	Product Development – goals were established for each of our automotive, cogeneration, and bus product development programs. These goals were largely met or exceeded.

(b)	Product Shipments – the 200 and 445 units shipped for back-up power and cogeneration, respectively, exceeded the corporate goals, while the 204 units shipped for materials handling fell short of the original goals for 2007.

(c)	Revenue – the guidance range of U.S.$55 to U.S.$65 million was exceeded, with actual revenue at $65.5 million, a growth of 32% over the prior year.

(d)	Operating cash consumption – the guidance range of U.S.$40 to U.S.$50 million was surpassed, with actual operating cash consumption at $38.1 million, a 26% improvement over the prior year.

     The overall corporate multiplier for 2007, based on achievement relative to these corporate goals, was 115%. In addition to the corporate goals, individual goals are set for executive officers relative to their respective accountabilities. Each executive officer’s performance is measured against his individual goals and a specific individual performance multiplier is developed for each executive officer. The corporate multiplier and the executive officer’s individual performance multiplier are used together with the individual’s target bonus percentage to determine his annual bonus using the following formula: annual salary x target bonus percentage x individual performance multiplier x corporate multiplier. Our executive officers’ individual performance multipliers for 2007 ranged from 100% to 150%.

____________________

(1)	Our DSU Plan for Executive Officers allows our Shares to be issued to our executive officers as incentive compensation upon the redemption of DSUs. DSUs may only be redeemed for Shares upon the executive officer’s retirement or departure from Ballard. The provisions of the American Jobs Creation Act of 2004 (US federal legislation) apply to our DSU Plan for Executive Officers. As bonuses are performance based, and as the results are not known until the end of the performance period (year-end), each executive officer is required to make an annual election to receive his incentive compensation in the form of Shares, net of statutory deductions, and/or DSUs by June 30th of each year.

Long-Term Incentives

     We provide our executive officers with equity-based long-term incentives through our Option Plans and RSU Plan. These plans are designed to reinforce the connection between executive officer remuneration and our performance, by motivating and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. With respect to equity-based long-term compensation awards for our executive officers, individual performance and future contribution expectations are taken into account in determining the award.

Share Options

     Share options are granted annually, taking into consideration the responsibilities and performance of each participant. Share options are granted for a term of seven years.

     Under our Option Plans:

(a)	the exercise price is determined by the Board, but must not be less than the closing price per Share on the TSX on the last trading day before the effective date of the option; and

(b)	each option may be exercised by the holder in respect of up to one-third of the Shares subject to the option in each of the second, third and fourth years of the term of the option, and in addition, during any year of the term, as to a total number of the Shares as to which the option could have been, but was not, exercised during the preceding years.

Restricted Share Units

     Any redemption of RSUs will be satisfied with Shares reserved under the 2003 Share Distribution Plan or any successor plans. The RSU Plan provides for vesting over periods of up to three years and awards may be subject to certain performance criteria, both as determined by the Board. Employees and executive officers are eligible to receive RSUs under our RSU Plan.

     On February 22, 2007, 117,463 RSUs were issued to all of our executive officers, including our President and Chief Executive Officer. The RSU awards included a performance criteria achievement goal of a minimum corporate multiplier in 2007 of 75%. As the Board has determined that the performance criteria was met for 2007, one-third of the RSUs vested and were redeemed in Shares on February 22, 2008. Another one-third of these RSUs will vest in 2009, and the final one-third will vest in 2010, and will be redeemed, in Shares, provided the executive continues to be employed by Ballard.

Chief Executive Officer Compensation

     Mr. Sheridan was appointed President and Chief Executive Officer by the Board on February 22, 2006. When appointed his base salary was established at $530,000 per year. It has not changed since that time. Mr. Sheridan’s target bonus for 2007, subject to the successful achievement of corporate and individual performance goals, as detailed below was equal to 95% of his annual base salary. This was a planned reduction from 100% in 2006. The target bonus will be reduced by a further 5% in 2008 to 90%. Mr. Sheridan is entitled to receive an RRSP contribution ($19,000 in 2007) and company paid health insurance premiums ($1,759 in 2007).

     On February 22, 2007, Mr. Sheridan was granted the following long-term incentive awards: an option to purchase 76,713 Shares (at an exercise price of $7.80 per Share); and a RSU award of $358,250 (45,929 RSUs at a price of $7.80 per Share). The RSU award included a performance criteria achievement of a minimum corporate multiplier in 2007 of 75%. As the Board has determined that the performance criteria was met for 2007, one-third of the RSUs will vest and be redeemed, in shares, in each February of the three years following the grant (2008, 2009 and 2010) provided Mr. Sheridan continues to be employed by Ballard.

     Mr. Sheridan’s performance is assessed by the Board relative to achievements of specific Board approved CEO goals. The CEO goals and the respective achievements for 2007 are summarized as follows:

1.	Meet corporate financial and operational targets (exceeded);

2.	Strengthen Ballard’s leadership and organizational capability (met);

3.	Develop an improved model for accelerated, lower cost delivery of our automotive product development programs (exceeded, in part through the Automotive Transaction);

4.	Demonstrate clear progress in the execution of the market development plans for cogeneration, materials handling and back-up power products (exceeded, in the aggregate);

5.	Improve financial positioning (exceeded, in part through the Automotive Transaction);

6.	Deliver positive share value performance as measured by relative progress to comparator fuel cell companies (missed); and

7.	Stretch and intra-year goals (exceeded, in the aggregate).

     These goals were purposely not weighted so that the Board could retain the flexibility to assess the overall performance of Mr. Sheridan after reviewing all aspects of performance for the full year, without the constraint of a pre-set weighting on any particular goal. After assessing the above achievements relative to the goals, the Board approved an individual performance multiplier of 1.50. Applying this individual multiplier and the corporate multiplier of 115%, to Mr. Sheridan’s target bonus for 2007 of 95% of base salary, resulted in a bonus payment to Mr. Sheridan of $868,537.

     The total value of Mr. Sheridan’s compensation in 2007 was $1,497,066.

Total Executive Officer Compensation

     The total value of the compensation of the Chief Executive Officer together with all of the other Named Executive Officers was $4,914,403. Although best disclosure practices provide that companies show this amount as a percentage of total shareholder return, this is not meaningful given our negative return to shareholders.

Minimum Share Ownership Guidelines

     We established executive officer minimum share ownership guidelines in 2003, which obligate each executive officer to own a minimum number of our Shares. Those guidelines were modified by our Board in December 2007 to increase the minimum share ownership requirements for our executive officers.

     For current executive officers other than the President and Chief Executive Officer, a new minimum share ownership guideline(1) was established to acquire a number of Shares, equal to the lesser of:

(a)	the number of Shares with a value equal to the executive officer’s annual base salary; or

(b)	35,300 Shares.

     In 2006, the policy for the President and Chief Executive Officer was reviewed and the equity ownership requirement for the President and Chief Executive Officer was increased such that the minimum share ownership guideline is equal to the lesser of:

(a)	the number of Shares that have a value of three times the President and Chief Executive Officer’s base salary; or

(b)	181,903 Shares.
____________________

(1)	For current executive officers other than the President and Chief Executive Officer, the time for acquiring the new minimum share ownership level has been extended by three years to a total of eight years. For future executive officers, the minimum number of Shares must be acquired over a five-year period, and the minimum number of Shares will be derived by dividing the new executive officer’s annual base salary by the closing share price of our Shares on the date of his or her hire.

     The fair market value is defined as the closing price of our Shares as listed on the TSX on the date of review of the guideline. For the President and Chief Executive Officer, the share acquisition period is five years from the date of hire. All executive officers have met or are on track to achieve their applicable guidelines.

     Submitted by the Management Development, Nominating & Compensation Committee:

     David Sutcliffe (Chair)
     Ian Bourne
     Dr. C.S. Park
     Dr. Gerri Sinclair
     David J. Smith

EMPLOYMENT AGREEMENTS

Named Executive Officers

     All of our Named Executive Officers’ employment agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions.

     The annual salary paid to each of our Named Executive Officers under employment agreements for 2007 was as follows: Mr. Sheridan received $530,000, Mr. Smith received $310,000, Mr. Nanji received $344,000, Mr. Guzy received $310,000 and Mr. Stickler received $267,000.

      Pursuant to the employment agreements, if we terminate a Named Executive Officer’s employment we are required to provide notice of 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of notice. Generally, if the employment of a Named Executive Officer is terminated by us after a change of control, or a Named Executive Officer resigns following a change of control and the occurrence of certain events, including those related to an adverse change in his status or duties, the Named Executive Officer will instead be entitled to receive a payment equal to twice his annual compensation, up to $25,000 for job counselling services, and reimbursement of the costs associated with finding alternative employment, up to an amount equal to 10% of his annual compensation. Further, any unvested options to purchase our Shares and RSUs (provided that performance criteria for such RSUs are satisfied or amended) will vest immediately. A “change of control” under the employment agreements is deemed to occur, among other things, on the acquisition of at least 50% of our outstanding Shares by a person or group of persons acting together, on the sale of all or most of our assets or upon our merger or amalgamation with another company. Annual compensation is defined as the sum of the Named Executive Officer’s annual base salary, the value of his annual benefits and his annual target bonus.

COMPENSATION OF DIRECTORS

     We remunerate directors who are not executive officers or non-independent directors for services to the Board, committee participation and special assignments. The following table describes the compensation of independent directors in 2007:

Annual Retainer(1) (Non-Executive Chair of the Board) – Payable in Shares or DSUs,
and up to 1/3 in Cash	$172,000
Annual Retainer (Director) – Payable in Shares or DSUs	$45,000
Annual Retainer (Committee Chairs) – Payable in Shares, DSUs or Cash
- Audit Committee	$13,000
- All other Committees	$5,000
Annual Retainer for Committee Members – Payable in Shares, DSUs or Cash
- Audit Committee	$3,000
- All other Committees	$1,500
Committee Meeting Attendance Fee (per meeting) – Payable in Cash
- Committee Chair	$1,400
- Committee Member	$1,300
Board Meeting Attendance Fee (per meeting) – Payable in Cash	$1,500

(1)	Chair of the Board does not receive additional retainers or meeting attendance fees for the committees.

     Each independent director who is a U.S. resident receives the same nominal consideration as described above, but such compensation is paid in U.S. dollars rather than Canadian dollars and any equity based compensation is adjusted accordingly.

     At the discretion of the Chair, a meeting fee may be paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the Board.

     Directors are also reimbursed for travel and other reasonable expenses incurred in connection with attending Board meetings. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of $2,250 (or U.S.$2,250 in the case of a U.S. resident), in recognition of the additional time required to travel to and from the meeting or meetings.

     We satisfy our Chair’s annual retainer by utilizing up to 1/3 cash and the remainder in equity-based compensation. For our directors, we satisfy annual retainers by utilizing 100% in equity-based compensation, and we satisfy committee retainers by utilizing cash or equity-based compensation, based on an election made by each director. Starting in 2003, we ceased the practice of annual grants of share options to our independent directors. Meeting attendance fees are paid in cash.

     Under the DSU Plan for Directors, each independent director may elect to receive a number of DSUs to satisfy his or her total annual retainer. A DSU under this plan is a notional Share having the same value as a Share at the time of grant. However, a DSU is not redeemed until the director leaves the Board and its value on redemption will be based on the value of our Shares at that time. The DSU Plan for Directors thereby provides the financial equivalent of an ongoing equity interest in us through our directors’ Board service. Directors are entitled to elect to participate in the DSU Plan for Directors or to receive their annual retainers in Shares. The 2003 Share Distribution Plan or successor plans will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for Directors and any issuance of Shares to satisfy the annual retainer.

     In 2007, compensation was paid to the directors as follows (1):

								Proportion of
								Total
			Board and					Compensation
	Annual		Committee	Total	Form of Compensation			in Equity
	Board	Committee	Attendance	Compensation		In	In	(Shares
	Retainer	Retainer	Fees	Earned	In Cash	Shares	DSUs	and DSUs)
Name	($)	($)	($)	($)	($)	($)	($)	(%)
Ian Bourne	215,000	0	23,850	238,850	93,424	0	145,426	60.9%
Ed Kilroy	56,250	18,125	34,950	109,325	34,950	0	74,375	68.0%
C.S. Park(2)(3)	45,000	1,125	18,850	64,975	18,850	46,125	0	71.0%
Dr. Gerri Sinclair	56,250	5,500	29,650	91,400	29,650	0	61,750	67.6%
David J. Smith	56,250	6,375	37,550	100,175	43,925	0	56,250	56.2%
David Sutcliffe	56,250	8,250	28,150	92,650	34,150	0	58,500	63.1%
Mark Suwyn(3)	56,250	3,750	24,050	84,050	26,300	0	57,750	68.7%
Douglas Whitehead	56,250	6,250	32,250	94,750	38,500	0	56,250	59.4%

(1)	Compensation paid to the directors in 2007 represents payments for five quarters due to changes in timing of payments approvals by the Board and additional fees related to serving on the special committee for the Automotive Transaction.

(2)	Appointed to the Board on February 21, 2007.

(3)	All values are in $U.S.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

     The following table shows securities beneficially owned by all directors and nominees and each of the Named Executive Officers as at March 20, 2008.

	Amount and Nature of Beneficial		Percent of
	Ownership		Class(1)	Value(2)
Name of Beneficial Owner	Shares	DSUs	(%)	($)
Named Executive Officers
Christopher Guzy	78,696	0	0.0959	328,949
Noordin Nanji	152,154	0	0.1854	636,004
John Sheridan	159,779	57,942	0.2652	910,074
Dave Smith	13,005	16,914	0.0364	125,061
Peter Stickler	189,851	11,251	0.2450	840,606
Directors
Ian Bourne	1,824	64,764	0.0811	278,338
Ed Kilroy	2,424	36,162	0.0470	161,289
Dr. C.S. Park	11,366	0	0.0138	47,510
Dr. Gerri Sinclair	176	20,302	0.0249	85,598
David J. Smith	1,358	14,839	0.0197	67,703
David Sutcliffe	3,600	20,473	0.0293	100,625
Mark Suwyn	1,130	35,018	0.0440	151,099
Douglas Whitehead	4,383	31,861	0.0442	151,500
All Directors and Named
Executive Officers	619,746	309,526	1.1321	3,884,357

(1)	Based on issued and outstanding Shares of 82,084,387 as of March 20, 2008.

(2)	Calculated on basis of $4.18 closing Share price on the TSX as of March 20, 2008.

PERFORMANCE GRAPH

     The following graph compares the total cumulative return to a shareholder who invested $100 in our Shares on December 31, 2002 with the total cumulative return of $100 on the S&P/TSX Composite Index for the last five years.

	2002	2003	2004	2005	2006	2007
	(Dec 31)	(Dec 31)	(Dec 31)	(Dec 31)	(Dec 31)	(Dec 31)
Ballard	100	88.84	48.72	29.37	39.76	32.54
S&P/TSX Composite Index	100	123.36	140.19	170.90	195.71	209.55

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     To the best of our knowledge, none of our directors, nominees for election as a director, or executive officers or any of the principal shareholders set out under “Voting Shares and Principal Shareholders” (or any affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Management Proxy Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As at March 20, 2008, the aggregate indebtedness of our current or former employees is as follows:

Aggregate Indebtedness ($)

	To the Company	To Another
Purpose	or its Subsidiaries	Entity
Share purchases	0	0
Other	0	0

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately U.S.$750,000 for 2007 and U.S.$700,000 for 2008. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is U.S.$40 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of U.S.$200,000 to U.S.$500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

     Additional information relating to us is included in the following public filings, which filings are incorporated by reference (the “Incorporated Documents”) into, and form an integral part of, this Management Proxy Circular:

  Annual Information Form dated March 4, 2008;

  Audited Annual Financial Statements for the year ended December 31, 2007 together with the auditors’ report thereon; and

  Management’s Discussion and Analysis for the year ended December 31, 2007.

     Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

     Any shareholder who intends to present a proposal at our 2009 annual shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal:

  must be received by us no later than December 19, 2008; and

  must comply with the requirements of section 137 of the Canada Business Corporations Act.

     We are not obligated to include any shareholder proposal in our proxy materials for the 2009 annual shareholders’ meeting if the proposal is received after the December 19, 2008 deadline.

     Our Board has approved the contents and the sending of this Management Proxy Circular.

BY ORDER OF THE BOARD

GLENN KUMOI Vice-President, Human Resources and Chief Legal Officer and Corporate Secretary

Dated: March 20, 2008

APPENDIX A

BOARD OF DIRECTORS MANDATE

SCOPE

     The board of directors is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The board of directors guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. The board members are kept informed of the Corporation’s operations at meetings of the board and its committees, and through reports and analyses by, and discussions with, management. The board is composed of a majority of independent and unrelated directors. The board manages the delegation of decision making authority to management through board resolutions under which management is given authority to transact business, but only within specific limits and restrictions. In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

DUTIES AND RESPONSIBILITIES

A) Meetings

     Meetings of the board will be held as required, but generally six times a year. In addition, the board will ensure that two in-camera sessions of all directors – one excluding management and the second excluding management and related directors are held at the end of each regular in-person board meeting.

B) Selection of Management

     The board is responsible for appointing the Chief Executive Officer (“CEO”), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the Management Development, Nominating & Compensation Committee, the board is also responsible for approving the appointment and reviewing the remuneration of all executives who are appointed by the board. The board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

C) Corporate Strategy

     The board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the board expects management to achieve the corporate goals set by the board, and the board monitors throughout the year the progress made against these goals.

     In addition, the board approves key transactions which have strategic impact to Ballard, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the board is responsible for setting out the types of transactions which require approval of the board before completion.

D) Fiscal Management and Reporting

     The board monitors the financial performance of Ballard and must ensure that the financial results are reported (a) to shareholders and regulators on a timely and regular basis, and (b) fairly and in accordance with generally accepted accounting principles. The board must also ensure that all material developments of Ballard are disclosed to the public on a timely basis in accordance with applicable securities regulations. In the spring of each year, the board reviews and approves the Annual Report, which is sent to shareholders of Ballard and describes the achievements and performance of Ballard for the preceding year. The Audit Committee also approves (subject to shareholder ratification) the appointment of Ballard’s auditors on an annual basis.

APPENDIX A

BOARD OF DIRECTORS MANDATE

E) Legal Compliance

     The board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

F) Statutory Requirements

     The board is responsible for approving all matters which require board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the board as they arise.

G) Formal Board Evaluation

     The board, through a process led by the Corporate Governance Committee, conducts an annual evaluation and review of the performance of the board, board committees, and the Chair of the Board. The Corporate Governance Committee reviews the results of such evaluation and together with the Chair of the Board, discusses potential ways to improve board effectiveness. The Corporate Governance Committee discusses the results of the evaluation and the recommended improvements with the full board. In addition, each individual director’s performance is evaluated and reviewed regularly through a director peer evaluation.

H) Risk Management

     The board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks. The board is also responsible for the integrity of the Corporation’s internal controls and management of information systems.

I) External Communications

     The board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The board is responsible for establishing a process for receiving shareholder feedback. This is achieved through a semi-annual presentation of an investor relations report which contains a summary of the feedback and common enquiries received from shareholders, as well as a board of directors e-mail address which has been set up for the public to submit messages to the board of directors.

APPENDIX B

TERMS OF REFERENCE

MANDATE

     In carrying out his or her responsibilities as a member of the board of directors, each director owes a fiduciary duty to Ballard and must ensure that he or she:

A)	acts honestly and in good faith with a view to the best interests of Ballard; and

B)	exercises the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

DUTIES AND RESPONSIBILITIES

     In carrying out his or her mandate as a director, each director must:

A)	maintain confidentiality of all information which is learned in his or her capacity as a director;

B)	exercise good judgment and act with integrity;

C)	avoid conflicts of interest;

D)	disclose contracts or arrangements in which the director has an interest;

E)	be an available resource to management and the rest of the board;

F)	ensure that Ballard operates according to best practices;

G)	support and encourage legal, ethical and credible business practices;

H)	act and function independently of management; and

I)	be available for communications with the Chairman and/or CEO between meetings.

     To promote the effectiveness of Board and committee meetings, each director must:

A)	prepare for such meetings by reviewing the materials sent out in advance of the meeting;

B)	attend each meeting whenever possible;

C)	be in attendance for the full duration of the meeting, whenever possible;

D)	have acquired adequate information necessary for decision making;

E)	participate fully and frankly in deliberations and discussions during the meeting;

F)	encourage free and open discussion of the affairs of Ballard by the board members; and

G)	question senior management appropriately regarding strategy, operations and results.

     In order to be able to make well-informed decisions, each director must:

A)	remain knowledgeable about Ballard’s products and industry;

B)	develop a thorough understanding of Ballard’s role in the industry and the community;

C)	maintain an understanding of the regulatory, business, social and political environments in which Ballard operates; and

D)	remain knowledgeable about Ballard’s facilities and visit them when appropriate.

APPENDIX C

AUDIT COMMITTEE MANDATE

PURPOSE

     The purpose of the Audit Committee (the “Committee”) is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the board of directors have established, and overseeing the audit process. The Committee also is mandated to review and approve all related party transactions, as further described below under “Duties and Responsibilities”, other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

     More specifically the purpose of the Committee is to satisfy itself that:

A)	the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)	the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements for which approval authority has been delegated to the Committee hereunder;

C)	the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)	the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for appointing (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders) and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee, and the Audit Committee has the authority to terminate the external auditors’ engagement;

E)	management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)	the internal audit function is being effectively carried out, that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary, and that any matter which the internal auditor wishes to bring to the attention of the Committee or board of directors has been addressed;

G)	the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)	it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

     In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

APPENDIX C

AUDIT COMMITTEE MANDATE

COMPOSITION AND ELIGIBILITY

A)	Following each annual meeting of shareholders of the Corporation, the board will elect from its members not less than three directors to serve on the Committee. Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or the Canadian Securities Administrators under Multilateral Instrument 52-110, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission or Canadian regulatory authorities.

B)	Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation. Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)	The Committee will appoint the Committee Chair.

D)	If the Chair is not present at any meeting of the Committee, one of the members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

E)	A majority of Committee members constitute a quorum.

F)	The Committee will appoint its own Secretary, who need not be a director, who will be responsible for taking and keeping the Committee’s meeting minutes.

G)	All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

H)	At least one member of the Committee must be an audit committee “financial expert” as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the “SEC”) or any other regulatory authority. The financial expert must have all of the following five attributes:

(i) an understanding of Generally Accepted Accounting Principles (“GAAP”) or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv) an understanding of internal controls and procedures for financial reporting; and

(v) an understanding of audit committee functions.

APPENDIX C

AUDIT COMMITTEE MANDATE

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

	(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

	(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

	(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

	(iv)	other relevant experience, based on the determination by the board of directors as to the specific experience which satisfies this requirement.

I)	Any member of the Committee who serves on more than three public company audit committees must inform the Chair of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

MEETINGS AND OPERATIONS

A)	The Committee will meet at least quarterly. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions. The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)	If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

C)	All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions. The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions. All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

D)	The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee and will appear before the Committee when requested to do so by the Committee.

E)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

F)	The minutes of all meetings of the Committee will be provided to the board of directors. The Committee will report to the board of directors at its next regular meeting all action it has taken since the previous reports.

G)	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

APPENDIX C

AUDIT COMMITTEE MANDATE

H)	The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

I)	The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

J)	The Committee may form and delegate authority to subcommittees. In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

DUTIES AND RESPONSIBILITIES

A)	Financial Reporting Control Systems

The Committee will:

	(i)	review with management any significant changes in financial risks facing the Corporation;

	(ii)	review with management procedures followed with respect to disclosure controls and procedures;

	(iii)	review the management letter from the external auditors and the Corporation’s responses to suggestions made;

	(iv)	annually review the Mandate of the Committee;

	(v)	annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

	(vi)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Management Development, Nominating & Compensation Committee to the board;

	(vii)	establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

	(viii)	discuss and consider policies with respect to risk assessment and risk management, including:

		a)	review and periodic approval of management’s risk philosophy and risk management policies;

		b)	review with management, at least annually, of reports demonstrating compliance with risk management policies; and

		c)	discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

	(ix)	meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

APPENDIX C

AUDIT COMMITTEE MANDATE

B)	Interim Financial Statements

The Committee will, prior to their release, review and approve the interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors. This will include significant transactions which have occurred in the quarter.

C)	Annual Financial Statements and Other Financial Information

The Committee will:

	(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

	(ii)	obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

	(iii)	obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

	(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

	(v)	review and approve the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, and discuss them in detail with the Corporation’s officers and the external auditors;

	(vi)	review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

	(vii)	before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee); and

	(viii)	provide the board of directors with a recommendation for approval of the annual financial statements; and

	(ix)	discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

D)	Relationship with External Auditors

The Committee will:

	(i)	appoint the external auditors (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders); if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition. The external auditors will report directly to the Committee, and the Committee has the authority to terminate the external auditors’ engagement. The Committee will not appoint an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

APPENDIX C

AUDIT COMMITTEE MANDATE

(ii)	annually review and approve the terms of engagement and determine the remuneration of the external auditors;

(iii)	review the quarterly and annual representation letters given by management to the external auditors;

(iv)	monitor the external auditors’ qualifications and independence through the activities listed in section (F) below, “Independence of External Auditors”;

(v)	review the audit plan with the external auditors and approve all substantive audit services in advance;

(vi)	approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries. Specifically, the Committee must not allow the external auditors to provide the following services:

	i)	bookkeeping services;

	ii)	financial information systems design and implementation;

	iii)	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

	iv)	actuarial services;

	v)	internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

	vi)	investment banking, broker, dealer or investment advisor services;

	vii)	management and human resources services;

	viii)	legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

	ix)	any other services that the Public Company Accounting Oversight Board determines by regulation, or the Corporation’s board of directors determines, to be impermissible.

(vii)	review quarterly all fees paid to external auditors;

(viii)	review performance against audit proposal plan;

(ix)	discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

(x)	receive from the external auditors a report with respect to:

	i)	all critical accounting policies and practices;

	ii)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;

	iii)	any other material written communications between the external auditors and management;

	iv)	the internal quality-control procedures of the external auditors;

	v)	any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

APPENDIX C

AUDIT COMMITTEE MANDATE

		vi)	all relationships between the external auditors and the Corporation as detailed in §(i) under Section F – Independence of External Auditors;

		vi)	resolve all disagreements between management and the external auditors regarding financial reporting; and

		viii)	ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

E)	Treasury

The Committee will:

	(i)	review and approve the Treasury Policy;

	(ii)	review the quarterly Treasury Report; and

	(iii)	review and approve the Foreign Exchange Policy.

F)	Independence of External Auditors

The Committee will oversee the independence of the Corporation’s external auditors by:

	(i)	receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1 and CICA Handbook Section 5751;

	(ii)	reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any relationships or services between the external auditors and the Corporation or any other relationships or services that may impact the objectivity and independence of the external auditors;

	(iii)	recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

	(iv)	ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

G)	Internal Audit and Controls

	(i)	The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks.

	(ii)	The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures.

	(iii)	The Committee will annually review and approve the internal audit plan.

H)	Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the Management Development, Nominating & Compensation Committee, including, but not limited to, executive

APPENDIX C

AUDIT COMMITTEE MANDATE

employment agreements and compensation matters. A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

	(i)	a director or executive officer of the Corporation;

	(ii)	any nominee for election as a director of the Corporation;

	(iii)	any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

	(iv)	any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

	(v)	receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

	(vi)	discuss such related party transactions with the representatives of the relevant parties (the “Representatives”) and with the Corporation’s executive officers;

	(vii)	review the terms and conditions of each related party transaction;

	(viii)	with respect to the holders of common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

	(ix)	recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

	(x)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

	(xi)	if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

	(xii)	review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all modifications to existing loans and advances to the Corporation’s executive officers or directors.

I)	Other

The Committee will:

	(i)	perform an annual review of management’s compliance with the Corporation’s code of ethics and workplace guidelines policy;

	(ii)	perform an annual review of the succession plans for the Corporation’s CFO and Controller;

	(iii)	perform an annual review of this Committee mandate, with any recommended changes being forwarded to the Corporate Governance Committee and ultimately the board for approval; and

	(iv)	annually review the audit of the expense reports of the Chair of the Board of Directors and the CEO.

PERFORMANCE EVALUATION

J)	The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

APPENDIX C

AUDIT COMMITTEE MANDATE

COMMITTEE TIMETABLE

     The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

APPENDIX C

AUDIT COMMITTEE MANDATE

APPENDIX C

AUDIT COMMITTEE MANDATE

APPENDIX C

AUDIT COMMITTEE MANDATE

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

PURPOSE

     The purpose of the Management Development, Nominating & Compensation Committee (the “Committee”) is to review and approve the Corporation’s employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation, all appointments of employees as executive officers, all director nominations to the board and succession plans for directors and executive officers of the Corporation. In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

COMPOSITION

A)	All of the members of the Committee must be unrelated/independent directors. There will be at least three members of the Committee.

B)	The Committee Chair will be appointed by the Committee.

MEETINGS

A)	The Committee will appoint its own Secretary, who need not be a director. The Secretary in conjunction with the Chair of the Committee will draw up an agenda which will be circulated in advance to the members of the Committee with the materials for the meeting. The Secretary will be responsible for taking and keeping the Committee’s meeting minutes.

B)	All directors who are not members of the Committee will be given notice of every meeting of the Committee and will be allowed to attend as observers. In addition, the Committee may require certain members of senior management to attend particular meetings.

C)	The President and CEO will be given notice of all meetings and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera. Other executives or employees of the Corporation will attend at the request of the Committee.

D)	Meetings will be chaired by the Chair of the Committee, or in his absence by a member chosen by the Committee from among themselves.

E)	The Committee will meet at least four times per year.

F)	A quorum for transaction of business in any meeting of the Committee is a majority of members.

G)	The board will be kept informed of the Committee’s activities by an oral report, presented by the Chair of the Committee, to the board at the next regularly scheduled meeting of the board following each Committee meeting. The minutes of all Committee meetings will be circulated to members of the board.

H)	All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

DUTIES AND RESPONSIBILITIES

A)	Determine remuneration and other benefits of the Corporation’s executive officers and consultants and performance bonuses and long term incentives for the Corporation’s employees

In fulfilling this responsibility, the Committee will

(i) Annually approve and recommend to the board of directors of the Corporation the corporate multiplier reflecting the Corporation’s prior year performance,

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

	(ii)	Annually review the Corporation’s performance bonus plan, approve performance bonus awards to the Corporation’s non-executive employees, and recommend to the board of directors of the Corporation any issuances of common shares of the Corporation in payment of such performance bonuses,

	(iii)	Annually approve long term incentive awards to the Corporation’s non-executive employees, and recommend to the board of directors of the Corporation any issuances of equity based incentives,

	(iv)	annually approve the CEO’s personal performance goals,

	(v)	determine the remuneration, benefits and terms and conditions of employment of the CEO in light of the Corporation’s financial and non-financial performance, and recommend to the board of directors of the Corporation any issuances of equity based compensation. Where the CEO is also the Chair of the Board, the Committee will also receive input from the Corporate Governance Committee on the evaluation and performance of the Chair of the Board,

	(vi)	approve the remuneration of the other executive officers of the Corporation, and recommend to the board of directors of the Corporation any issuances of equity based compensation,

	(vii)	have the authority to appoint, determine the level of remuneration for, oversee and terminate services provided by, consultants. Any consultants engaged by the Corporation at the direction of the Committee will report directly to the Committee, and

	(viii)	set and review executive share ownership guidelines and monitor compliance.

B)	Recommend Board Nominees

The Committee will seek out and recommend to the board of directors the nominees for appointment, election or re-election to the board.

C)	Review and approve the Corporation’s equity-based incentive plans and recommend to the board of directors of the Corporation distributions under such plans

In fulfilling this responsibility the Committee will

	(i)	review eligibility criteria and award guidelines,

	(ii)	review the proposals of the CEO and approve and make determinations on equity-based incentive plans such as share option and share distribution plans, including any amendments thereto, and

	(iii)	review the proposals of the CEO and approve option, share and share equivalent allocations, and make recommendations to the board regarding the issuance of such options, shares and share equivalents.

D)	Succession Planning

As required, the Committee will review and approve succession plans for directors, executive officers of the Corporation, and as deemed necessary by the Committee, any other officers or employees of the Corporation.

In fulfilling this responsibility for succession plans for directors, the Committee will

	(i)	develop and regularly review director qualification standards,

	(ii)	develop a procedure for director selection to ensure that a broad number of skills are present on the board, and

	(iii)	to the extent required by applicable laws or regulations, ensure that there is a procedure to allow individual shareholders to recommend director nominees to the Committee for consideration.

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

In fulfilling this responsibility for succession plans for executive officers, the Committee will

(i) review the functions of officers of the Corporation,

(ii) review and discuss qualifications of proposed candidates named in succession plans, and

(iii) provide guidance to management with respect to the succession plans.

E)	Review and approve regulatory filings

The Committee will review and approve the disclosure to be made of director and executive remuneration in the Management Proxy Circular.

F)	Seek information from the Corporation or independent advisors

The Committee will have the authority to seek any information that it requires from any officer or employee of the Corporation. The Committee is authorized to obtain such independent advice as it considers necessary.

G)	Other

The Committee will

(i) perform an annual review of this Committee mandate, with any recommended changes being forwarded to the Corporate Governance Committee and ultimately the board for approval;

(ii) perform an annual evaluation of its performance, having regard to the issues reviewed during the year; and

(iii) review the results arising from the Corporation’s annual employee survey, in years in which one is conducted.

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

     The timetable set out below generally outlines the Committee’s anticipated schedule of activities during the year.

APPENDIX D

MANAGEMENT DEVELOPMENT, NOMINATING &
COMPENSATION COMMITTEE MANDATE

____________________

(1)	Review

(2)	Approve

(3)	Approve and recommend for board approval

APPENDIX E

CORPORATE GOVERNANCE
COMMITTEE MANDATE

PURPOSE

     The purpose of the Corporate Governance Committee (the “Committee”) is to monitor the governance of the board of directors (including the size of the board and the profiles of the board members) and board committees, and to monitor director compensation matters. In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

COMPOSITION

A.	The Committee will have a majority of unrelated/independent directors.

B.	The Committee will appoint its own Chair.

C.	The Committee will be composed of no fewer than four and no more than six directors.

MEETINGS

A.	Meetings of the Committee will be held as required, but at least four times a year.

B.	The Committee will appoint its own Secretary, who need not be a director. The Secretary, in conjunction with the Chair of the Committee, will draw up an agenda which will be circulated in advance to the members of the Committee along with the materials for the meeting. The Secretary will be responsible for taking and keeping the Committee’s meeting minutes.

C.	Meetings will be chaired by the Chair of the Committee, or in his absence by a member chosen by the Committee from among themselves.

D.	The Committee will conduct an in-camera session at the end of each Committee meeting without management present.

E.	The President and CEO and Chair of the Board will be given notice of all meetings and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera. Other executive officers or employees of the Corporation will attend at the request of the Committee.

F.	All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, other than in cases where the Committee wishes to meet in-camera.

G.	A quorum for transaction of business in any meeting of the Committee is a majority of members.

H.	The board will be kept informed of the Committee’s activities by an oral report presented to the board at the next regularly scheduled meeting of the board following each Committee meeting. The minutes of all Committee meetings will be circulated to the directors.

I.	All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

DUTIES AND RESPONSIBILITIES

A.	Monitor corporate governance issues

In fulfilling this responsibility, the Committee will:

	(i)	advise the Chair of the Board and the board of directors on matters of corporate governance;

	(ii)	advise the board on issues of conflict of interest for individual directors;

APPENDIX E

CORPORATE GOVERNANCE
COMMITTEE MANDATE

	(iii)	conduct, on an annual basis, an assessment of the effectiveness of the board, the committees of the board, and the individual directors, and report on such assessments to the full board;

	(iv)	annually review the mandates for the board, each board committee and board committee chair, and terms of reference for individual directors;

	(v)	recommend to the board the approval of each document referenced in (A)(iv);

	(vi)	set and monitor minimum attendance guidelines for board of directors and committee meetings;

	(vii)	set and periodically review director minimum share ownership requirements;

	(viii)	develop, in conjunction with the Chair of the Board and the President & CEO, and review, annual board goals or improvement priorities;

	(ix)	consider and approve, where appropriate, requests by individual directors to engage the services of outside experts and advisors at the expense of the Corporation, so long as the CEO is given full knowledge of such engagement, unless the provision of such knowledge would be inappropriate in the circumstances;

	(x)	at the request of the board, consider any other matters which will assist the board to meet its responsibilities regarding corporate governance matters, including adherence to any governance guidelines or rules established by applicable regulatory authorities;

	(xi)	develop guidelines for the required resignation of directors and assess performance of directors; and

	(xii)	annually review the corporate governance disclosure contained in the Corporation’s management proxy circular and annual information form.

B.	Recommend to the board of directors the size of the board and the membership of all board committees

The Committee will make a recommendation to the board annually on the size of the board. The Committee will also recommend to the board annually the directors for appointment to the board committees.

C.	Organize, review and recommend continuing education programs and policies relating to directors

As required, the Committee will:

	i)	with the assistance of management, organize and provide an appropriate orientation and education program for new directors, provide continuing education materials to directors and organize and recommend educational presentations to be made to the board where appropriate; and

	ii)	review from time to time any policies with respect to term limits for length of service by, and mandatory retirement age of, directors.

D.	Determine the compensation of the directors

The Committee will review the adequacy and form of compensation for directors and ensure that such compensation realistically reflects the responsibilities and risks involved. The Committee will also review and approve any equity compensation plans, including any amendments thereto, relating to the issuance of equity compensation to directors.

E.	Evaluate the performance of the Chair of the Board

The Committee will evaluate the performance of the Chair of the Board.

APPENDIX E

CORPORATE GOVERNANCE
COMMITTEE MANDATE

In fulfilling this responsibility, the Committee will:

(1) establish formal performance objectives;

(2) monitor the performance of the Chair of the Board; and

(3) provide formal and informal feedback on performance.

F.	Develop and implement succession planning strategies for the Chair of the Board

G.	Assess responsibilities of management

The Committee will assess the relationship between the board and executive officers and recommend, as necessary, limits on the authority of management where board input is required.

The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Ballard Power Systems Inc.

Financial Information

Management’s Discussion and Analysis Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

     The information below should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2007. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2007. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated February 19, 2008.

     All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

     Any statement contained in this annual Management Discussion and Analysis which does not constitute an historical fact, may be deemed a projection. Verbs such as “believe”, “foresee”, “estimate”, “expect” and other similar expressions appearing in this discussion and analysis generally indicate projections. These projections do not provide guarantees as to the future performance of Ballard and are subject to risks, both known and unknown, as well as uncertainties which may cause the outlook, profitability and actual results of Ballard to differ significantly from the profitability or future results stated or implied in these projections.

BUSINESS OVERVIEW

     Ballard is recognized as a world leader in hydrogen fuel cell development. We are focused on the design, development, manufacture, sale and service of hydrogen fuel cells for a variety of applications. A hydrogen fuel cell is an environmentally clean electrochemical device which combines hydrogen fuel (which can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis) with oxygen (from air), to produce electricity. It produces electricity efficiently and continuously (as long as fuel is supplied) without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source

     Our strategy is to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in selected target markets. We are focused on our core competencies of proton exchange membrane (“PEM”) fuel cell design, development, manufacture, sales and service.

     We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in Lowell, Massachusetts. We also participate in a joint venture, EBARA BALLARD Corporation (“EBARA BALLARD”), in Tokyo, Japan that develops, manufactures and sells fuel cell stationary power products to customers in Japan.

     In 2007, we continued to develop a sharper focus on our core fuel cell business and placed a heightened priority on power generation fuel cell growth markets. We also continued our ongoing assessment of the timeline to automotive fuel cell commercialization and the cost of our investment in the continued research and development of automotive fuel cells. As a result of this strategic review, we signed an agreement on November 7, 2007 with Daimler AG (“Daimler”) and Ford Motor Company (“Ford”) to sell our automotive fuel cell research and development assets (“the AFCC Transaction”).

     The purpose of the AFCC Transaction was to decrease our investment in automotive fuel cell research and development due to its high cost, uncertainties surrounding government mandates relating to the adoption and deployment of automotive fuel cell powered vehicles, the lengthening timeline to automotive fuel cell commercialization, and the negative impact of these factors on our production volumes and revenues. The AFCC Transaction allows us to focus our efforts on the development and commercialization of fuel cells for non-automotive applications, such as materials handling, back-up power and residential cogeneration, while benefiting from the generation of revenues at positive margins through the provision of products and services to AFCC.

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     The AFCC Transaction, which was completed on January 31, 2008, builds on the sale of our electric drive operations to Siemens VDO Automotive Corporation (“Siemens VDO”) completed on February 15, 2007 and the transaction to sell our automotive fuel cell systems operations to Daimler and Ford, that we completed on August 31, 2005. These operations were not core to our PEM fuel cell stack strategy and had limited revenue potential and high cash consumption in the near term.

     We believe we will obtain several benefits from the AFCC Transaction, including:

  A shortened timeline to profitability and a reduction in our annual operating cash consumption by approximately $15 million;

  A 30% reduction in the number of our outstanding shares;

  Reduced financing requirements;

  Revenue generation through the provision of contract technical services to AFCC, largely offsetting the loss of automotive engineering development revenue from Daimler and Ford;

  The right to use transferred automotive intellectual property rights in non-automotive applications;

  The right to use all intellectual property rights related to fuel cells developed by Daimler, Ford and their subsidiaries while we are a shareholder of AFCC in non-automotive applications;

  The retention of all of our manufacturing facilities and capabilities; and

  The right to pursue opportunities for fuel cells in certain bus applications.

     Details of the AFCC Transaction are described more fully in the automotive segment section below and in our Management Information Circular dated December 13, 2007.

     In 2007, we operated in three market segments:

1.	Power Generation: Fuel cell products and services for materials handling, back-up power and residential cogeneration markets;

2.	Automotive: Fuel cell products and services for fuel cell cars, vans and buses; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

Power Generation

     Over the past three years we have intensified our efforts on the development and commercialization of fuel cell products for the power generation segment. Our power generation segment is focused on the following growth markets: materials handling, backup power and residential cogeneration.

Materials Handling

     Our materials handling market includes fuel cell products for industrial vehicles such as forklifts, automated guided vehicles (“AGV”) and ground support equipment (“GSE”). Our initial focus is on the Class 1, Class 2 and Class 3 battery powered forklift market and AGVs. We believe fuel cell driven electric forklift trucks can offer significant productivity gains in multi-shift operations when compared to incumbent battery technology. Our primary product for the materials handling market is the Mark9 SSL™ fuel cell product, which is applicable to higher power applications where at least 10 kW of power is required. For smaller applications, our Mark1020 ACS™ fuel cell product, our second generation air-cooled fuel cell product, may be used.

     Our key initial customers are specialized system integrators that are working to achieve early penetration into the market by developing battery pack replacement fuel cell systems. We have been working with Plug Power Inc. (“Plug Power”), which has initiated or completed field trials with a number of end-users including Wal-Mart Stores, Inc., Bridgestone Firestone North America Tire, LLC, Sysco Corporation, H.E. Butt Grocery Company and Nissan North America, Inc. These trials are the first step in the sales process to end users. Several of Plug Power’s customers have completed the first phase of deployment of the technology and are now moving to larger trials, for which we are

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supplying our Mark 9 SSL™ fuel cell product. We are also supplying fuel cell products to other system integrators. For example, in early 2008 we signed a two-year supply agreement with Danish system integrator H2 Logic A/S, to supply fuel cell products for the materials handling market.

     In 2007, we initiated a new program with Exide Technologies (“Exide”) for the development of an onboard fuel cell recharger for a Class 1 forklift truck. We anticipate that the first prototype should be completed in 2008, with a small field trial of the technology being completed with an end-user in late 2008 or early 2009. Exide is one of the largest distributors of batteries for the industrial materials handling market. Under our agreement, we anticipate that Exide will meet all of its fuel cell needs in the materials handling market over the next five years exclusively with our fuel cell products.

     In 2007, we shipped 204 fuel cell products to support this market, up from 147 units in 2006. Shipments represent fuel cell products sold.

Backup Power

     Our back-up power market focuses on the telecommunications industry, currently dominated by batteries. With increasing demand for more reliable communications networks and longer duration back-up time, we believe fuel cell products offer significant operating cost savings to the end user. In some geographic regions such as the EU and U.S., regulatory pressure on telecommunications service providers for infrastructure back-up time of eight hours or longer is, we believe, creating greater interest in fuel cells as a preferred back-up power solution. The Mark 1020 ACS™ fuel cell product is our primary product to support the early commercialization of fuel cell products in the back-up power market.

     In 2006, we supplied a small number of Mark 1020 ACS™ fuel cell products to potential customers for evaluation and testing purposes. We also entered into a funded U.S. Government contract to develop and demonstrate an extended duration back-up power solution for the U.S. Department of Homeland Security Continuity of Operations (COOP) in collaboration with Plug Power. In 2007, we entered into a second phase of this contract (COOP2) to continue the development of the product in collaboration with Plug Power and to significantly reduce the cost of fuel cell products for volume commercialization. We also entered into a two-year supply agreement with Dantherm Air Handling A/S to supply 646 kW of Mark 1020 ACS™ fuel cell products.

     In 2007, we shipped 200 fuel cell products to support this market, up from nil units in 2006. Shipments represent fuel cell products sold.

Residential Cogeneration

     EBARA BALLARD has been manufacturing and delivering 1kW fuel cell cogeneration systems for residential use since 2005 under the Japanese government’s Large Scale Monitoring Program, which provides subsidies for the installation of residential fuel cell cogeneration systems. Powered by our Mark1030™ fuel cell product, the system is designed to generate primary electricity requirements for homes while also providing hot water using by-product heat from the fuel cell. This will allow homeowners to cut their primary energy consumption by 20 to 30%, and their greenhouse gas emissions by 30 to 40%, compared to conventional heat and electrical generation devices such as hot water combustion boilers.

     The Japanese government, through its national energy policy and market subsidies, actively supports the commercialization of residential fuel cell cogeneration systems. Since 2005, the government has sponsored the Large Scale Monitoring Program for the installation of fuel cell cogeneration systems, supported by annual budgets of $26,000,000, $32,000,000 and $29,000,000 in 2005, 2006 and 2007, respectively. Given Japan’s focus on Kyoto Protocol targets for reduced CO2, and heavy reliance on imported petroleum energy, we believe that residential fuel cell cogeneration will remain a key component of Japan’s energy strategies.

     We expect the Large Scale Monitoring Program to extend through 2008, followed by transition to the early commercial phase in 2009. EBARA BALLARD is collaborating with two of Japan’s largest energy companies, Tokyo Gas and Nippon Oil, to commercialize this product. Our success will depend upon our ability to significantly reduce product costs and enhance system durability and reliability.

     In 2007, we shipped 445 fuel cell products to support this market, up from 315 units in 2006. Shipments represent fuel cell products sold.

III-3

Automotive

     In November, we announced that we entered into the AFCC Transaction with Daimler and Ford. This agreement, which successfully closed on January 31, 2008, provides for the transfer of certain automotive fuel cell assets to Daimler, Ford and a newly created private company, AFCC Auto Fuel Cell Cooperation Corp. (“AFCC”). AFCC, which is controlled by Daimler and Ford, was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, on closing in January 2008:

  We transferred to AFCC our automotive fuel cell test equipment, automotive fuel cell inventory, office equipment, $2 million in cash, all automotive fuel cell development contracts between Ballard, Daimler and Ford and 112 personnel. In exchange, AFCC assumed Ballard’s automotive fuel cell warranty liabilities and issued to Ballard a 100% equity interest in AFCC.

  We then transferred to Daimler and Ford 80.1% of the outstanding shares of AFCC, ownership of Ballard’s automotive patents, a royalty-free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications, and $58 million in cash. We funded this $58 million and the $2 million above from our existing cash equivalents and short-term investments. Daimler and Ford then transferred this $58 million plus an additional $60 million of Daimler and Ford’s cash to AFCC. In exchange Daimler and Ford returned to us an aggregate of 34,261,298 of our common shares, one of our Class A shares and one of our Class B shares, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. These shares have been valued at $173.9 million, or $5.08 per share, after consideration of the average quoted market price of our common shares around the announcement date and the formal valuation report prepared by TD Securities Inc. These shares were then cancelled.

  Ballard maintains a 19.9% interest in AFCC. This 19.9% interest is subject to a share purchase agreement under which Ford, either at our option or Ford’s election, will purchase our interest in AFCC at any time after January 31, 2013 for $65 million plus interest accruing at LIBOR. The purchase may take place earlier than January 31, 2013 if certain other events occur. We will have no obligation to fund any of AFCC’s operating expenses. Our investment in AFCC will be carried at cost.

  Ballard and AFCC have also entered into a number of service agreements under which Ballard will provide AFCC with contract manufacturing services and with testing, engineering and administrative support services on a time and materials basis, at a positive margin. In addition, we will be leasing to AFCC, on a cost-recovery basis, some of our facilities.

  Upon completion of the AFCC Transaction, we will no longer be directly involved in automotive fuel cell research and development. However, under the Transaction, we have retained the right to continue to develop fuel cell modules for large buses (other than Daimler and Ford branded large buses), as well as shuttle buses in Canada for use by transit authorities.

     As part of the AFCC Transaction, we have terminated our automotive alliance agreement with Daimler and Ford that had defined our respective responsibilities for automotive fuel cell development work. In addition, the AFCC Transaction also cancelled Daimler and Ford’s special voting and veto rights held by their appointees to our board of directors, as well as their rights to four seats on our board.

     We recorded a gain of approximately $100 million in January 2008 on the closing of the AFCC Transaction. The estimated gain is subject to change due to a number of variables, including changes in Ballard’s net investment in its automotive fuel cell assets to the date of closing and the determination of final closing costs and purchase price adjustments. For tax purposes, we expect to utilize approximately $13 million of our Canadian losses from operations and approximately $65 million of our Canadian capital losses on the closing of the transaction (see note 15 to the consolidated financial statements).

     We have reclassified the assets and liabilities relating to the AFCC Transaction to assets and liabilities held for sale (see note 2 to the consolidated financial statements). However, as we will have significant continuing involvement with AFCC and the automotive segment post closing, the historic results of this segment will continue to be reported in our results from continuing operations.

     After the AFCC Transaction, our automotive segment will focus on the following supporting business markets: buses and contract technical and manufacturing services.

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Buses

     The addressable market for fuel cell buses today is comprised of transit buses, which offer several advantages over automobiles for the adoption of fuel cell technology. Buses rely on centralized fuelling depots that simplify the hydrogen infrastructure requirements. Transit buses are government-subsidized, enabling the purchase of pre-commercial fleets. In addition, their design volume and drive cycle requirements are less restrictive.

     The first shipment of our sixth generation HD6™ fuel cell module, utilizing Mark 1100™ fuel cell products occurred at the end of November 2007. On August 3, 2007 BC Transit announced the contract award for the supply of up to 20 fuel cell hybrid buses to be delivered in late 2009. These buses will begin revenue operation in Whistler, British Columbia just before the 2010 Winter Olympic Games. The consortium of New Flyer Industries (coach manufacturer), ISE Corporation (hybrid drive integrator) and Ballard (HD6™ fuel cell module supplier) will build the buses.

     On November 13, 2007 the City of London, England announced the contract award for the supply of five fuel cell hybrid buses to be delivered in 2009. These buses will begin revenue service in London in 2010. The consortium of Wrights Bus Ltd. (coach manufacturer), ISE Corporation (hybrid drive integrator) and Ballard (HD6™ fuel cell module supplier) will build the buses.

     We will continue to provide service support for our existing fifth generation P5™ bus fleets as well as seeking new opportunities in other markets including electrified light rail transit, yard-switching locomotives and power for passenger ferries while they are in harbour.

Contract Technical and Manufacturing Services

     In conjunction with the AFCC Transaction, we have entered into a technical services agreement with AFCC under which we expect to provide AFCC with manufacturing, testing and other engineering services at positive margins. We will manufacture for AFCC, the fuel cell products required for existing Daimler and Ford vehicle requirements and to meet the requirements of Daimler and Ford vehicle programs. We will provide manufacturing engineering services and manufacture experimental and prototype fuel cell products and modules for AFCC’s research and product development requirements. We will provide AFCC with both failure analysis and fuel cell test stand maintenance. We will also provide services in the area of engineering simulation and modeling. The agreement has a term of five years, but may be terminated by either party on one year’s written notice.

     We have also entered into an administrative services agreement with AFCC for a transition period of six months from January 31, 2008, under which we provide short-term finance, human resources, information technology and other administrative support to AFCC at positive margins. AFCC is entitled to extend the term of the agreement for a further six months, and with our consent for a further extension of 12 months. Amounts earned under the administrative services agreement will either be recorded as other income or as a reduction to operating expense, depending on the nature of the administrative service provided.

Material Products

     We develop, manufacture and sell carbon based engineered material products into a variety of markets. These products are in the form of roll goods as either woven carbon fiber textile fabrics or as carbon fiber papers. A major application of carbon fiber fabrics is as a friction surface in torque converters for light vehicle automatic transmissions. Two automotive manufacturers incorporate our carbon fabric in over 5,000,000 transmissions where its unique characteristics provide the enabling technology for improved fuel economy and operational smoothness. We are a Tier 1 supplier with QS-9000 and TS-16949 quality certification. In 2006, we were awarded a four-year extension, valued at more than $40,000,000, to our exclusive supply contract for this product.

     Beyond automatic transmissions, we supply carbon fiber friction materials for use in wet brake systems for off road heavy duty construction and mining equipment. To grow and diversify in this market, we are working with a number of Tier 1 and Tier 2 automotive suppliers to develop and incorporate our carbon fiber products in new drivetrain applications.

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     A GDL is a significant component of a PEM fuel cell, allowing the uniform diffusion of hydrogen and air towards toe electrocatalyst. The quality of the GLD plays an important role in the overall performance and cost of a fuel cell. Our AvCarb™ GDL materials are available in continuous rolls, and are designed to enable membrance electrode assembly (“MEA”s) to be manufactured using high-speed automated assembly techniques. The first two members of this family of products are AvCarb™ P-50 and AvCarb™ P-50T, which include a Teflon® coating. Since 2002, we have added a precision carbon coating capability. We supply several of the major players in the fuel cell industry, and we use our GDLs in several of our fuel cell products. We have also received funding to develop and qualify GDLs for phosphoric acid fuel cells used in stationary power applications. Product qualification will begin in 2008.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)

		2006	2005
	2007	(restated)	(restated)
Product and service revenues	$43,352	$36,535	$34,117
Engineering development revenue	22,180	13,288	8,131
Total revenues	$65,532	$49,823	$42,248
Net loss	$(57,302)	$(181,137)	$(86,983)
Net loss per share	$(0.50)	$(1.60)	$(0.73)
Loss from continuing operations	$(56,809)	$(56,994)	$(62,990)
Loss per share from continuing operations	$(0.50)	$(0.50)	$(0.53)
Operating cash consumption	$(38,063)	$(51,405)	$(83,342)
Cash, cash equivalents and short-term investments	$145,574	$187,072	$233,033
Total assets	$298,691	$356,268	$527,329
____________________

(1)	Operating cash consumption is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in Non-GAAP Measures section.

OVERVIEW OF 2007 RESULTS

     In 2007, our revenues grew 32% to $65.5 million from $49.8 million in 2006, exceeding the high end of our guidance range of $55 to $65 million. We reduced operating cash consumption (see non-GAAP measures section) by 26% to $38.1 million from $51.4 million in 2006, bettering the low end of our guidance range of $40-$50 million.

     In accordance with GAAP, the operations of our automotive segment disposed of in the AFCC Transaction (discussed above) in January 2008 have not been presented as discontinued operations due to our continuing relationship with AFCC and the provision of products and services to this segment subsequent to the sale of the automotive assets. As a result, comparative figures have not been restated. See Note 2 to the consolidated financial statements.

     On February 15, 2007, we completed the sale of our electric drive operations in Dearborn, Michigan. We have presented the results of these operations as discontinued operations in the financial statements and have restated comparative figures in the financial statements, notes and management’s discussion and analysis. On closing of this transaction, we ceased to consolidate the results of these operations. See Note 3 to the consolidated financial statements.

     Our revenues for the year ended December 31, 2007, increased 32% to $65.5 million, compared to $49.8 million in 2006. During 2007, product and service revenues increased $6.8 million, or 19%, and engineering development revenue increased $8.9 million, or 67%, compared to 2006. Product and service revenues totaled $43.4 million for 2007 with product revenues of $29.4 million and service revenues of $14.0 million, compared to product revenues of $24.0 million and service revenues of $12.6 million in 2006. The increase in product revenues of $5.4 million was driven by higher shipments of carbon fiber, automotive fuel cell and power generation fuel cell products. Service revenues relate to our contracts to provide field service for fuel cell buses, along with non-recurring engineering services. The increase in service revenues of $1.4 million is primarily due to increased engineering services related

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to power generation government contracts combined with increased automotive fuel cell service work partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as the field trials are winding down. The increase in engineering development revenue of $8.9 million resulted from work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration fuel cell development programs.

     Our net loss for the year ended December 31, 2007 decreased 68% to $57.3 million, or ($0.50) per share, compared with a net loss of $181.1 million, or ($1.60) per share, in 2006. The net loss for the year of 2007 includes a loss from discontinued operations of $0.5 million, reflecting operating losses from our electric drive operations of $3.4 million partially offset by a net gain of $2.9 million, due primarily to employee future benefit plan curtailments. The net loss for 2006 includes a loss from discontinued operations of $124.1 million, or ($1.10) per share, relating to the announced sale of the electric drive business in 2006 and reflecting write-downs of goodwill and capital assets of $111.4 million and operating losses of $12.8 million.

     Our loss from continuing operations for year ended December 31, 2007 was $56.8 million, or ($0.50) per share, compared to $57.0 million, or ($0.50) per share, for 2006. The primary reasons for the $0.2 million lower loss in 2007 were increases in foreign exchange gains of $8.7 million, increases in engineering development revenues of $8.9 million and improvements in product and service gross margins of $3.0 million, partially offset by increases in operating expenses of $13.8 million and the write-down of the investment in Advanced Energy Inc. (“Advanced Energy”) of $4.6 million. Improved margins of $3.0 million were driven by increased volumes of carbon fiber products and higher power generation non-recurring engineering services related to government contracts with the U.S. Department of Defense partially offset by a decline in field service margins on fuel cell buses due to the expiration of service contracts. The increase in operating expenses of $13.8 million was driven by an increase in research and development expenses, reflecting increased investment to build capability and capacity for growth in such areas as our fuel cell buses and power generation fuel cell programs, combined with the effect of a stronger Canadian dollar, relative to the U.S. dollar, and severance and related costs recorded in general and administrative expense of approximately $4.1 million incurred in conjunction with the announcement of the AFCC Transaction.

     Operating cash consumption (see Non-GAAP Measures) for the year ended December 31, 2007 decreased 26% to $38.1 million, compared to $51.4 million in 2006. The $13.3 million improvement in operating cash consumption over the prior year was driven by foreign exchange gains, the sale of our electric drive operations in the first quarter of 2007, higher margins and engineering development revenue and lower capital expenditures partially offset by an increase in operating expenses, higher working capital requirements and a decline in investment income.

CRITICAL ACCOUNTING ESTIMATES

     Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

     We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

     Under the terms of certain other contracts, we also earn product and engineering service revenue, which is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

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     During the years ended December 31, 2007 and 2006, there were no material adjustments to engineering development revenue and product and engineering service revenue relating to revenue recognized in a prior period.

Warranty Provision

     A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

     We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and to reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the years ended December 31, 2007 and 2006 were reduced by a net amount of $8.9 million and $5.8 million, respectively. The reductions in accrued warranty liabilities in 2007 and 2006 were primarily due to cost reductions, contractual expirations and improved lifetimes of our automotive fuel cells.

     As at December 31, 2007 and 2006, we have reclassified accrued warranty liabilities of $1.9 million and $8.1 million, respectively, to current liabilities held for sale as a result of the AFCC Transaction.

Inventory Provision

     In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology or design which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the years ended December 31, 2007 and 2006, inventory provisions of $1.4 million and $1.7 million, respectively, were recorded as a charge to cost of product and service revenues. In addition, during 2007 and 2006, inventory provisions of nil and $0.6 million, respectively, were recorded as a charge to research and development due to changes in prototype specifications, which resulted in inventory obsolescence.

     As at December 31, 2007 and 2006, we have reclassified inventory of $0.1 million and $0.3 million, respectively, to current assets held for sale as a result of the AFCC Transaction.

Investments

     We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. As mentioned above, during the third quarter of 2007, we recorded a $4.6 million write-down in our investment in Advanced Energy to $0.5 million, representing proceeds received on sale in the fourth quarter of 2007. During the year ended December 31, 2006, no write-downs of our investments were recorded; however, during the second quarter of 2006, we disposed of our investment in QuestAir Technologies Inc. (“QuestAir”) for a loss of $0.6 million.

Intangible Assets and Goodwill

     In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the

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business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the year ended December 31, 2007, we recorded a $1.4 million charge to amortization expense for patents which we no longer use. During the year ended December 31, 2006, we recorded a $103.4 million write-down of goodwill associated with the disposition of our electric drive business, described above. This write-down was recorded through loss from discontinued operations.

     As at December 31, 2007 and 2006, we have reclassified intangible assets of $10.2 million and $11.9 million, respectively, to long-term assets held for sale as a result of the AFCC Transaction. In addition, we have reclassified goodwill of $3.8 million for both 2007 and 2006 to long-term assets held for sale.

New Accounting Pronouncements and Developments

Convergence with International Financial Reporting Standards

     In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be complete by 2011. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken and released by March 31, 2008.

     Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.

     As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and that this Canadian convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative, if any, on the Company.

Comprehensive Income; recognition and measurement of financial instruments

     In 2007, the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for comprehensive income (CICA Handbook Section 1530), for equity (CICA Handbook Section 3251), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. The impact of implementing these new standards changed the presentation of our consolidated financial statements but did not have a material impact on assets and liabilities recorded on our consolidated balance sheet (see note 20 to the consolidated financial statements).

Financial instruments – disclosure; presentation

     In 2007, we elected to early adopt the new recommendations of the CICA for financial instrument disclosures (CICA Handbook Section 3862 and 3863), which are consistent with IFRS 7. The impact of implementing these new standards resulted in incremental disclosures with an emphasis on risks associated with both recognized and unrecognized financial instruments to which we were exposed during the period and at the balance sheet date, and how we manage those risks (see note 20 to the consolidated financial statements).

Inventories

     In 2007, we elected to early adopt the new, IFRS-converged recommendations of the CICA for accounting for inventories (CICA Handbook 3031). The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. We were not materially impacted by the implementation of this new standard (see note 6 to the consolidated financial statements).

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Accounting changes

     In 2007, the recommendations of the CICA for accounting changes (CICA Handbook Section 1506) apply to the Company. Most significantly, the new recommendations stipulate that voluntary changes in accounting policy are allowed only if they result in the financial statements providing reliable and more relevant information and that new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. We are not currently materially impacted by the new recommendations.

Accounting for Uncertainty in Income Taxes

     In 2007, under U.S. GAAP, the Company is required to comply with accounting for uncertain income tax positions, as prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes. We were not materially impacted by the implementation of this Interpretation.

RESULTS OF OPERATIONS

     Revenues for the year ended December 31, 2007 were $65.5 million, a $15.7 million, or 32% increase from 2006, reflecting increases in engineering development revenue of 67% and product and service revenues of 19%.

     The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)

	Years Ended December 31,
	2007			2006			2005
	Product	Engineering		Product	Engineering		Product	Engineering
	and Service	Development	Total	and Service	Development	Total	and Service	Development	Total
Power Generation	$13,033	$6,399	$19,432	$7,314	$5,972	$13,286	$5,096	$1,941	$7,037
Automotive	16,254	15,781	32,035	17,764	7,316	25,080	17,322	6,190	23,512
Material Products	14,065	—	14,065	11,457	—	11,457	11,699	—	11,699
	$43,352	$22,180	$65,532	$36,535	$13,288	$49,823	$34,117	$8,131	$42,248

     Power Generation product and service revenues for the year ended December 31, 2007 increased $5.7 million, or 78%, compared to the same period in 2006. Higher non-recurring engineering service revenues for government contracts in the materials handling and backup power markets primarily drove the increase in the year. Increased unit sales of cogeneration, materials handling and backup power fuel cell products, partially offset by lower pricing, also contributed to the increase.

     Power Generation engineering development revenues for the year ended December 31, 2007 increased $0.4 million, or 7%, compared to 2006. Amounts are derived from our 1kW residential cogeneration fuel cell program and reflect the percentage of completed performance of our development program for our customer, the related costs of which were included in research and development expenses.

     Automotive product and service revenues for the year ended December 31, 2007 decreased $1.5 million, or 9%, compared to the same period in 2006. Increased automotive fuel cell product shipments were offset by a decline in automotive service revenues due to a lower number of fuel cell buses under service contracts. The decline in field service revenues for fuel cell buses is as expected, as the field trials are winding down. Automotive service revenues are primarily earned from our field service activities supporting fuel cell buses in Europe, Australia and China.

     Automotive engineering development revenue for the year ended December 31, 2007 increased $8.5 million, or 116%, compared to 2006. The increase in automotive engineering development revenue reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

     Material Products revenues for year ended December 31, 2007 increased $2.6 million, or 23%, compared to the same period in 2006, due primarily to increased customer volumes.

     Power Generation revenues for the year ended December 31, 2006 increased by $6.2 million, or 89%, compared to the same period in 2005, due primarily to engineering development revenues in 2006 under our 1kW residential cogeneration fuel cell program. This revenue reflects the percentage of completion of the development program

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for our customer, the related costs of which are included in research and development expenses. Power Generation product and service revenues for 2006 increased by $2.2 million, or 44%, compared to 2005, due to higher sales of our Mark 9 SSLTM fuel cells, primarily for the materials handling market, and our 1kW residential cogeneration fuel cells.

     Automotive product and service revenues for the year ended December 31, 2006 increased $0.4 million, or 3%, from the same period in 2005. Year over year automotive service revenues increased $4.9 million while automotive product revenue declined $4.5 million. Automotive service revenues increased due to our field service activities supporting fuel cell powered buses in Europe, China and Australia. Automotive product revenues declined due to our sale of BPSAG in 2005, which recorded automotive systems product revenues of $6.1 million during 2005, but were partially offset by an increase of $1.6 million in revenue from our automotive fuel cell products.

     Automotive engineering development revenue for the year ended December 31, 2006 was $7.3 million, an increase of $1.1 million, or 18%, compared to 2005. The increase in automotive engineering development revenue year over year reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

     Material Products revenues for the year ended December 31, 2006 decreased by $0.2 million, or 2%, compared to 2005, due primarily to fluctuations in vehicle production volumes by our main customer.

     Cost of product and service revenues for the year ended December 31, 2007 were $25.1 million, an increase of $3.8 million, or 18%, compared to the same period in 2006. The $3.8 million increase for the year was driven by higher automotive and cogeneration product shipments and costs incurred for new government contracts in the materials handling market partially offset by lower costs related to automotive service revenues due to a lower number of fuel cell buses under service contracts.The decline in field service costs for fuel cell buses is as expected, as the field trials are winding down. Cost of product and service revenue was also affected by the reduction of warranty provisions of $8.9 million in 2007 compared to $5.8 million in 2006. The reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetime for our automotive fuel cells.

     Gross margins on product and service revenues improved in 2007 to $18.3 million, compared to $15.3 million in 2006. This increase was driven by the above reductions in warranty provisions mentioned above combined with increased volumes in our carbon fiber products, partially offset by lower gross margins in our Power Generation segment as increased volumes were offset by lower sales prices, and lower gross margins in our Automotive segment as declines in field service for buses offset increased margins on automotive fuel cell products.

     Cost of product and service revenue for the year ended December 31, 2006 was $21.2 million, a decrease of $4.7 million or 18% compared to 2005. The decrease in cost of product and service revenue primarily resulted from lower automotive systems product revenues and manufacturing efficiency gains in our Material Products segment, partially offset by increased volumes of Power Generation product sales. Gross margins improved on product and service revenues for our Automotive and Material Products segments for the year ended December 31, 2006. Cost of product and service revenue was also affected by the reduction of warranty provisions of $5.8 million in 2006 compared to $10.5 million in 2005. The reductions in accrued warranty liabilities were primarily due to cost reductions, and contractual expirations for our automotive fuel cells for 2006 and contract expirations, improved lifetime expectancy and improved reliability for our automotive fuel cells for 2005.

     Research and product development expenses for the year ended December 31, 2007 were $58.5 million, an increase of $6.2 million, or 12%, compared to the same period in 2006. The increase in expenditures, compared to 2006, related primarily to the negative effect of a stronger Canadian dollar, relative to the U.S. dollar, combined with increased investment in building capability and growth capacity. Our investment in building capability and growth capacity primarily reflects increased expenditures for our fuel cell buses and power generation fuel cell programs.

     Included in research and product development expenses for the year ended December 31, 2007 were costs of $25.3 million, compared to $22.9 million in 2006, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue.

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     Research and product development expenses for the year ended December 31, 2006 were $52.3 million, a decrease of $12.6 million, or 19%, compared to 2005. The principal driver of lower research and product development costs was our sale of BPSAG, which incurred $16.2 million of research and product development costs during 2005. Offsetting the impact of the sale of BPSAG were increases in expenditures for our automotive fuel cell during 2006, along with the effect of a stronger Canadian dollar, relative to the U.S. dollar, compared to 2005. Included in research and product development expenses for the year ended December 31, 2006 were costs of $22.9 million, compared to $17.7 million in 2005, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue from continuing operations.

      General and administrative expenses for the year ended December 31, 2007 were $19.7 million, an increase of $6.5 million, or 49%, compared to the same period in 2006. The overall increase is due primarily to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction, the negative effects of a stronger Canadian dollar, relative to the U.S. dollar, and a one-time commodity tax refund received in 2006.

     General and administrative expenses for the year ended December 31, 2006 were $13.3 million, a decrease of $2.2 million, or 14%, compared to the same period in 2005. The year over year decline in general and administrative expenses is primarily due to several non-recurring events during the year ended December 31, 2005 related to severance, consulting costs, cost reduction initiatives that were implemented in late 2005 and our sale of BPSAG in the third quarter of 2005, partly offset by the effect of a stronger Canadian dollar relative to the U.S. dollar.

     Marketing and business development expenses for the year ended December 31, 2007 were $8.3 million, an increase of $1.1 million, or 15%, compared to the same period in 2006. The overall increase is primarily due to increased marketing development support for our Power Generation markets combined with the negative effects of a stronger Canadian dollar, relative to the U.S. dollar.

     Marketing and business development expenses for the year ended December 31, 2006 were $7.2 million, a $1.0 million, or 16%, increase compared to the same period in 2005. The increase reflects increased marketing support in Japan and Germany along with increased business development activities, partially offset by the sale of BPSAG.

     Depreciation and amortization was $15.7 million for the year ended December 31, 2007, a decrease of $0.7 million, or 4%, compared to the same period in 2006. Certain intangible assets became fully amortized at the end of 2006, resulting in the decline in depreciation and amortization. We also stopped recording depreciation and amortization expense in November 2007 on the long-lived assets included in the AFCC Transaction and reclassified them to assets held for sale due to our decision to dispose of the assets at that time. This overall decline in depreciation and amortization expense for 2007 was partially offset by a $1.4 million charge to amortization expense for patents that we no longer use.

     Depreciation and amortization was $16.4 million for the year ended December 31, 2006, a decrease of $1.6 million, or 9%, compared to the same period in 2005. Depreciation and amortization declined as some assets became fully depreciated or amortized during 2006.

     Investment and other income was $16.9 million for the year ended December 31, 2007, compared to $9.9 million for the corresponding period in 2006.

     The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,
	2007	2006	2005
Investment and miscellaneous income	$8,207	$9,913	$7,879
Foreign exchange gain	8,726	19	3,344
Investment and other income	$16,933	$9,932	$11,223

     Investment and other income, excluding foreign exchange gain, was $8.2 million for the year ended December 31, 2007, a decrease of $1.7 million, or 17%, compared to the same period in 2006. The decrease in investment income was a result of lower average cash balances in 2007 compared to 2006 combined with declining interest rates in the last half of 2007. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined

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directly by reference to quoted market prices. During the year ended December 31, 2007, the investment market was negatively impacted by concerns about the U.S. sub-prime mortgage market and the resulting impact on liquidity in the asset-backed commercial paper markets. We have reviewed our exposure to these issues and have determined that there are no material impacts on our investment portfolio. In addition, we do not hold any asset-backed commercial paper that was issued by a non-bank trust.

     Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets over the respective periods. The foreign exchange gains for 2007 resulted primarily from the strengthening of the Canadian dollar during the year. Compared to the U.S. dollar, the Canadian dollar has strengthened from 1.17 at December 31, 2006 to 1.06 at June 30, 2007 to 0.99 at December 31, 2007. We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

     See note 20 to the consolidated financial statements for additional information about the significance of financial instruments to our financial position and performance and for information about the nature and extent of risks arising from those financial instruments to which we are exposed, and how we manage those risks.

     The year-over-year increase in investment and other income, excluding foreign exchange gain in 2006 over 2005 was due to higher Canadian and U.S. interest rates, partly offset by the effect of lower average cash balances. The year-over-year decrease in foreign exchange gains is a result of movements in the Canadian dollar relative to the U.S. dollar on our net monetary assets and liabilities.

     Loss on disposal and write-down of long-lived assets were $4.6 million for the year ended December 31, 2007, compared to $0.8 million and $0.2 million for the corresponding periods in 2006 and 2005, respectively. The expense in 2007 is a result of a $4.6 million write-down in our investment in Advanced Energy to $0.5 million, representing proceeds on sale received in the fourth quarter of 2007. The expense in 2006 is a result of a loss on disposal of our investment in QuestAir of $0.6 million combined with write-downs for obsolete and non-functioning capital assets of $0.2 million.

     Gain (loss) on assets held for sale were nil for the years ended December 31, 2007 and 2006, compared to a gain of $18.3 million in 2005 on the sale of BPSAG.

     Equity in loss of associated companies was $7.4 million for the year ended December 31, 2007, compared to $7.0 million and $3.7 million for 2006 and 2005, respectively. The equity losses relate to our share of the losses of EBARA BALLARD. The increase in EBARA BALLARD’s residential cogeneration market development activities has resulted in increased equity losses for 2007 compared to 2006 and 2005.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

     Cash, cash equivalents and short-term investments were $145.6 million as at December 31, 2007, a decrease of $41.5 million from the end of 2006. The decrease was primarily driven by net losses (excluding non-cash items) of $18.0 million, working capital cash outflows of $13.7 million and capital expenditures of $6.4 million.

     For the year ended December 31, 2007, working capital requirements resulted in cash outflows of $13.7 million compared to $12.3 million for the corresponding period in 2006. In 2007, cash outflows of $13.7 million were impacted by higher accounts receivable of $4.1 million due to higher fourth quarter engineering development revenue compared to the prior year and the timing of collections of our product and engineering development revenues, combined with increased working capital requirements of $4.6 million related to assets and liabilities held for sale. The $4.6 million cash outflow from current assets and current liabilities held for sale primarily represent lower accrued warranty liabilities to service our automotive fuel cells, along with warranty adjustments for expirations, lower projected costs and improved lifetimes. Cash outflows from accounts payable and accrued liabilities of $1.5 million were primarily due to the timing of payments combined with lower accrued liabilities as a result of settlement in the year of previously disputed amounts, partially offset by increased employee bonus accruals. Cash outflows also related to lower accrued warranty liabilities of $1.2 million as a result of expenditures to service our bus fuel

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cells and warranty adjustments. Lower deferred revenue of $1.6 million due to the completion of services and revenue recognition on pre-funded contracts, and higher prepaid expenses of $0.5 million related to information technology licenses and services, both contributed to cash outflows in 2007.

     For the year ended December 31, 2006, working capital requirements resulted in cash outflows of $12.3 million compared to $17.3 million for the corresponding period in 2005. In 2006, working capital outflows were driven by lower accrued warranty liabilities of $3.7 million arising from expenditures to service our bus fuel cells, along with warranty adjustments for expirations and lower projected costs. Cash outflows from accounts payable and accrued liabilities of $3.0 million were primarily due to payments for amounts due under a Canadian governmental development program and the reduction of taxes payable, partially offset by increases in other accrued liabilities including compensation accruals. Cash outflows related to inventory were $2.3 million and reflect prototype production purchases for our automotive fuel cells. Higher accounts receivable balances of $1.6 million were the result of higher fourth quarter revenues compared to the prior year and timing of collections of our product and engineering development revenues. The above working capital outflows were partially offset by an increase in receipts for deferred revenue of $1.4 million related to our automotive service contracts. In addition, during 2006 we had higher working capital requirements of $2.9 million related to assets and liabilities held for sale.

     Investing activities resulted in cash inflows of $19.6 million for the year ended December 31, 2007, compared to cash outflows of $50.8 million during the corresponding period in 2006. Changes in short-term investments resulted in cash inflows of $29.4 million in 2007, compared to cash outflows of $41.6 million for 2006. Balances changed between cash equivalents and short-term investments as we made investment decisions with regard to the term of investments in response to changes in yield curves in order to improve our investment returns and in response to funding requirements to close the AFCC Transaction in January 2008. Capital spending of $6.4 million in 2007 and $8.7 million in 2006 was primarily for manufacturing, test stands and computer equipment. During 2007, we sold our investment in Advanced Energy for proceeds of $0.5 million, disposed of net assets of $1.8 million related to the finalization of the sale of our electric drive business and incurred $2.6 million in deferred transaction costs on the AFCC Transaction. In addition, the cash flows used for other investing activities of $3.3 million in 2007 represent additional investments in EBARA BALLARD of $8.4 million and in Chrysalix Energy Limited Partnership of $0.2 million, offset by licensing cash receipts from EBARA BALLARD of $5.3 million, in accordance with previously agreed to funding commitments. During 2006, we sold our investment in QuestAir for proceeds of $3.3 million and recorded net cash outflows of $3.3 million related to an additional investment in EBARA BALLARD offset by licensing cash receipts from EBARA BALLARD. We also made an additional investment in 2006 of $0.8 million in Chrysalix Energy Limited Partnership.

     Financing activities resulted in cash inflows of nil for the year ended December 31, 2007, compared to $5.9 million for the corresponding period in 2006. Financing activities for 2006 relate to equity funding received from EBARA Corporation (“EBARA”).

     As at February 19, 2008, we had 80,996,676 common shares issued and outstanding. Also at that date, we had stock options to purchase 5,279,420 of our common shares outstanding.

Liquidity and Capital Resources

     As at December 31, 2007, we had cash, cash equivalents and short-term investments totaling $145.6 million. On January 31, 2008, we transferred $60 million to Daimler, Ford and AFCC as part of the closing of the AFCC Transaction. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our product distribution and service capabilities.

     At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products. Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows. Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; and the extent of government support or regulation for the adoption of fuel cell products.

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     Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to us; and access available government funding for research and development projects. In addition, we will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above. This may include financing from public equity markets or strategic investors or monetizing our interest in AFCC through the share purchase agreement with Ford. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

     Our actual funding requirements will vary based on the various factors noted above; our relationships with our lead customers and strategic partners; our success in developing new channels to market and relationships with customers; our success in generating revenue growth from near-term product opportunities, such as the Japanese residential cogeneration, materials handling and backup power markets; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

     Since 2005, we have recorded $14.3 million of engineering development revenue from EBARA BALLARD. Through our agreement with EBARA and EBARA BALLARD, we expect to receive $3.7 million in future engineering development revenue through 2008 for the development of our 1kW residential cogeneration fuel cell, subject to the performance of work under the development program. In addition, we expect to receive future license fees of $5.3 million, net of taxes, in 2008. We are committed under our agreement to make $8.4 million in equity contributions to EBARA BALLARD in 2008. The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the 1kW residential cogeneration fuel cell system.

PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma consolidated statements of operations were prepared on a quarterly basis for the year ended December 31, 2007 and 2006 as if the AFCC Transaction had occurred as of January 1, 2006. This pro forma information is not necessarily indicative of what the results of operations would have been had the AFCC Transaction occurred on the dates or for the periods indicated and do not purport to indicate future results of operations. In addition, this information does not reflect any cost savings or other synergies that may result from the AFCC Transaction.

     In addition, we have entered into a number of service agreements under which we will provide AFCC with contract manufacturing services and with testing, engineering and administrative support services on a time and materials basis, at a positive margin. Also, we will be leasing to AFCC, on a cost-recovery basis, some of our facilities. As the revenues and cost recoveries from these service agreements are not completely known, we have not made any adjustment to these pro forma financial statements to account for the expected positive impacts of these service agreements. However, the costs related to providing these services are included in the pro forma financial statements.

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     This pro forma information should be read in conjunction with the Notice of Special Meeting and Management Information Circular dated December 13, 2007.

(Expressed in thousands of U.S. dollars, except per
share amounts)	Quarter ended,
(Unaudited)	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007
Product and service revenues	$10,591	$12,619	$10,464	$9,678
Engineering development revenue (Note 1)	1,114	1,576	2,011	1,698
Total revenues	$11,705	$14,195	$12,475	$11,376
Cost of product and service revenues	6,430	7,500	4,653	6,469
Research and product development (Note 1)	11,789	10,488	10,926	9,542
General and administrative	8,551	4,059	3,553	3,552
Marketing and business development	2,416	2,154	2,040	1,724
Depreciation and amortization (Note 2)	4,286	2,809	2,795	2,752
Total cost of revenues and expenses	$33,472	$27,010	$23,967	$24,039

Loss before under noted	$(21,767)	$(12,815)	$(11,492)	$(12,663)
Investment and other income	2,628	5,213	6,194	2,897
Loss on disposal and write-down of
long-lived assets	—	(4,563)	—	(20)
Equity in loss of associated companies	(1,125)	(1,322)	(2,651)	(2,335)
Income tax recovery (income taxes)	—	68	(15)	—
Loss from continuing operations	$(20,264)	$(13,419)	$(7,964)	$(12,121)
Loss per share from continuing operations	$(0.25)	$(0.17)	$(0.10)	$(0.15)
Weighted average common shares outstanding
(000’s) (Note 3)	80,481	80,332	80,330	80,109

	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006
Product and service revenues	$11,679	$7,919	$9,796	$7,141
Engineering development revenue (Note 1)	1,418	1,910	1,623	1,021
Total revenues	$13,097	$9,829	$11,419	$8,162
Cost of product and service revenues	9,056	3,616	5,711	2,823
Research and product development (Note 1)	8,147	9,014	8,788	8,369
General and administrative	3,547	2,992	3,401	3,322
Marketing and business development	1,706	1,836	2,068	1,616
Depreciation and amortization (Note 2)	2,470	3,345	3,413	3,455
Total cost of revenues and expenses	$24,926	$20,803	$23,381	$19,585
Loss before under noted	$(11,828)	$(10,974)	$(11,962)	$(11,423)
Investment and other income	964	2,727	4,259	1,982
Loss on disposal and write-down of
long-lived assets	(79)	—	(634)	(65)
Equity in loss of associated companies	(1,031)	(2,223)	(2,435)	(1,340)
Income taxes	32	251	1,268	(134)
Loss from continuing operations	$(11,942)	$(10,219)	$(9,504)	$(10,980)
Net loss per share from continuing operations	$(0.15)	$(0.13)	$(0.12)	$(0.14)
Weighted average common shares outstanding
(000’s) (Note 3)	79,951	79,027	78,926	78,599

Note 1	As a result of the AFCC Transaction, we will no longer be involved in the research and development of automotive fuel cells. Engineering development revenues of $2,220, $1,830, $3,371 and $8,360 have been adjusted for the first through fourth quarter of 2007, respectively, and $1,250, $1,064, $1,629 and $3,373 for the first through fourth quarter of 2006, respectively. Research and product development expenses of $3,688, $3,753, $4,614 and $3,678 have been adjusted for the first through fourth quarter of 2007, respectively, and $3,694, $4,260, $5,374 and $4,628 for the first through fourth

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quarter of 2006, respectively. As we retain the right to pursue opportunities for fuel cells in bus applications and retain all of our manufacturing facilities and capabilities, no adjustments have been made for these activities in the pro forma financial information.

Note 2	With the sale of certain property, plant and equipment and intangible assets as part of the AFCC Transaction, depreciation and amortization expense of $927, $927, $927 and $309 have been adjusted for the first through fourth quarter of 2007, respectively, and $928, $928, $928 and $928 for the first through fourth quarter of 2006, respectively.

Note 3	Pro forma loss per share is calculated based upon the weighted average number of Ballard common shares that would have been outstanding, assuming that the 34,261,298 shares returned under the AFCC Transaction were cancelled at the beginning of the year. There are no dilutive factors for any of the periods presented.

OUTLOOK

     We expect 2008 revenues will see downward pressure as we will no longer have the automotive development programs and the associated engineering development revenues (which totaled $15.8 million in 2007) as a result of the AFCC Transaction, which closed on January 31, 2008. However, this is expected to be offset by growth in other areas of our business and, as a result, we expect overall revenues for 2008 to be between $65 to $75 million compared to $65.5 million in 2007. We expect to see an increase in both product and service revenues. Power Generation product revenue is expected to increase due to volume increases in our materials handling and backup power markets, partially offset by lower pricing and slightly lower sales in our residential cogeneration market. Lower residential cogeneration revenues are expected due to the transition to a new lower cost product combined with the delivery of fuel cell MEA’s instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture partner, EBARA BALLARD starting in 2008. Power Generation service revenues in 2008 are expected to be similar to 2007 representing non-recurring engineering service revenues for government contracts in the materials handling and backup power markets. In addition, we expect to see decreased engineering development revenue from our 1kW residential cogeneration fuel cell development program due to the completion of the current development program. Automotive product and service revenues are expected to increase in 2008 due to the provision of manufacturing, testing and other engineering services to AFCC and the continued manufacturing, for AFCC, of the automotive fuel cell products required for existing Daimler and Ford vehicle requirements and to meet the requirements of Daimler and Ford vehicle programs. Material Product revenues in 2008 are expected to be similar to 2007.

     Our operating cash consumption (see Non-GAAP Measures) for the year ended December 31, 2007 was $38.1 million, which was favorably impacted by net foreign exchange gains of $4.1 million (foreign exchange gain of $8.7 million less impact of higher operating expenses of $4.6 million) and included $2.0 million related to our discontinued electric drive operations, sold in February of 2007. In 2006, operating cash consumption was $51.4 million, which included $8.3 million related to our discontinued electric drive operations. For 2008, taking into account the anticipated effects of the AFCC Transaction and assuming no material fluctuations in U.S. / Canadian dollar exchange rates, we expect our operating cash consumption to be in the range of $20 million to $30 million. A primary driver for this reduction in operating cash consumption for 2008 is that we expect research and product development costs to decrease as increases in our activities in the materials handing, back-up power and residential cogeneration markets will be more than offset by lower automotive spending due to the AFCC Transaction.

     As at December 31, 2007, we had cash, cash equivalents and short-term investments totaling $145.6 million. On January 31, 2008, we transferred $60 million to Daimler, Ford and AFCC as part of the closing of the AFCC Transaction. We believe that our cash, cash equivalents and short-term investment (after reflecting the closing of the AFCC Transaction) are sufficient to meet our planned growth and development activities to the end of 2010 without considering the possible proceeds from monetizing our interest in AFCC through the share purchase agreement with Ford.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

     We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. However, as at December 31, 2007, there were no material forward exchange contracts outstanding.

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     We have agreed to pay total royalties up to a maximum of $49.6 million (Cdn. $49.0 million) in respect of future sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies. During 2007, we made royalty payments of $0.1 million (Cdn. $0.2 million), compared to $2.2 million (Cdn. $2.5 million) in 2006, for total royalty payments as of December 31, 2007 of $5.1 million (Cdn. $5.0 million) against this potential obligation. The conditions under which these royalties become payable are described in more detail in note 14 to the consolidated financial statements.

     We have committed to make future capital contributions of $0.8 million (Cdn. $0.8 million) in Chrysalix, in which we have a limited partnership interest. We have also committed to make future capital contributions of $8.4 million to EBARA BALLARD in 2008 (see discussion above).

     As at December 31, 2007 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
		Less than
Contractual Obligations	Total	one year	1-3 years	4-5 years	After 5 years
Operating leases	$23,202	$1,767	$3,637	$3,804	$13,994
Purchase obligations (1)	202	202	—	—	—
Asset retirement obligations	4,242	—	—	—	4,242
Total contractual obligations	$27,646	$1,969	$3,637	$3,804	$18,236
____________________

(1)	Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and which specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

     In addition to the contractual purchase obligations above, we have commitments to purchase $1.0 million of capital assets as at December 31, 2007. Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

     In addition to these purchase obligations, we have issued a letter of credit for $1.4 million, related to a lease agreement for our premises.

RELATED PARTY TRANSACTIONS

     Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include Daimler, Ford, EBARA BALLARD and EBARA. We earn revenues from related parties from the sale of products and services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell products. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained and granted licenses to and from related parties.

     Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,
Transactions with related parties	2007	2006	2005
Revenues from products, engineering services and other	$37,435	$41,363	$32,890
Purchases	442	899	792
Contract research and development expenditures	—	—	268

(Expressed in thousands of U.S. dollars)		As at December, 31
Balances with related parties		2007	2006
Accounts receivable		$12,054	$11,452
Accounts payable and accrued liabilities		13	367

     During 2007, we announced the AFCC Transaction under which we sold our automotive fuel cell research and development assets to Daimler and Ford, effective January 31, 2008.

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     During 2005, we sold our interest in BPSAG to Daimler and Ford and also completed a transaction with EBARA and EBARA BALLARD to provide funding for our 1kW residential cogeneration fuel cell development program.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share
amounts)	Quarter ended,
	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007
Product and service revenue	$10,591	$12,619	$10,464	$9,678
Engineering development revenue	9,474	4,947	3,841	3,918
Total revenue	$20,065	$17,566	$14,305	$13,596
Net loss	$(15,891)	$(16,018)	$(11,140)	$(14,254)
Net loss per share	$(0.14)	$(0.14)	$(0.10)	$(0.12)
Loss from continuing operations	$(15,891)	$(15,589)	$(10,814)	$(14,516)
Net loss per share from continuing operations	$(0.14)	$(0.14)	$(0.10)	$(0.12)
Weighted average common shares outstanding (000’s)	114,742	114,593	114,591	114,370

	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006
Product and service revenue	$11,679	$7,919	$9,796	$7,141
Engineering development revenue	4,791	3,539	2,687	2,271
Total revenue	$16,470	$11,458	$12,483	$9,412
Net loss	$(128,748)	$(17,857)	$(17,348)	$(17,184)
Net loss per share	$(1.13)	$(0.16)	$(0.15)	$(0.15)
Loss from continuing operations	$(14,125)	$(14,891)	$(13,627)	$(14,351)
Net loss per share from continuing operations	$(0.12)	$(0.13)	$(0.12)	$(0.13)
Weighted average common shares outstanding (000’s)	114,213	113,289	113,187	112,861

Three Months Ended December 31, 2007 and 2006:

     Our revenues for the three months ended December 31, 2007 increased 22% to $20.1 million, compared to $16.5 million for the same period in 2006. During the fourth quarter of 2007, product and service revenues declined $1.1 million, or 9%, and engineering development revenue increased $4.7 million, or 98%, compared to the same quarter last year. Product and service revenues totaled $10.6 million for the current year quarter with product revenues of $6.3 million and service revenues of $4.3 million, compared to product revenues of $8.6 million and service revenues of $3.1 million in the fourth quarter of 2006. The decrease in product revenues of $2.3 million is driven primarily by lower shipments of automotive fuel cells. The increase in service revenues of $1.2 million is due primarily to increased engineering services due to additional work performed on power generation contracts partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as the field trials are winding down. The increase in engineering development revenue of $4.7 million resulted from work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration development programs.

     Our net loss for the three months ended December 31, 2007 decreased 88% to $15.9 million, or ($0.14) per share, compared with a net loss of $128.7 million, or ($1.13) per share for the corresponding period in 2006. The loss from discontinued operations in the fourth quarter of 2006 of $114.6 million reflects the loss on disposal of our electric drive operations combined with that division’s operating losses for the period.

     Our loss from continuing operations for the three months ended December 31, 2007 was $15.9 million, or ($0.14) per share, compared to $14.1 million, or ($0.12) per share, for the corresponding period in 2006. For the fourth quarter of 2007 compared to the same period in 2006, increases in foreign exchange gains of $2.1 million combined with increases in engineering development revenues of $4.7 million and increases in product and service gross margins of $1.5 million were offset by increases in operating expenses of $8.4 million and an increase in depreciation and amortization expense of $1.2 million. Our product and service gross margins for the three months ended December 31, 2007 improved $1.5 million over the same period in 2006 due to positive warranty adjustments

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and increased margins on our power generation government service contracts partially offset by a decline in field service margins on fuel cell buses. The increase in operating expenses was primarily a result of the effect of a stronger Canadian dollar, relative to the U.S. dollar, combined with severance and related costs of approximately $4.1 million in the fourth quarter of 2007 incurred in conjunction with the AFCC Transaction.

Summary of Quarterly Results:

     There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

  Product and service revenues: Increased shipments of automotive fuel cell, Mark9 SSL™ fuel cell and 1kW residential cogeneration fuel cell products have offset the decline of automotive service revenues. Service activities related to our fuel cell bus programs were significant through 2006 and declined in the first quarter of 2007. Variations in automotive fuel cell product revenues reflect the timing of our customer’s fuel cell vehicle deployments.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of customer development programs and milestone achievements under those programs. Revenues from our 1kW residential cogeneration fuel cell development program commenced in the fourth quarter of 2005.

  Operating expenditures: Variations in operating expenses primarily reflect changes in the value of the Canadian dollar versus the U.S. dollar. Operating expenses have increased in the fourth quarter of 2007 due to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction.

  Depreciation and amortization: Depreciation and amortization has declined for the first three quarters of 2007 and for the fourth quarter of 2006 as a significant amount of intangible assets acquired in 2001 became fully amortized in 2006. Depreciation and amortization expense increased in the fourth quarter of 2007 due to the acceleration of amortization on expired patents.

  Investment and other income: Investment income has declined for the four quarters of 2007 and for the fourth quarter of 2006 due to declines in our cash and short-term investment portfolios. Investment and other income was positively impacted in the second, third and fourth quarters of 2007 for foreign exchange gains of $4.2 million, $3.3 million, and $0.7 million, respectively, due to increases in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments.

  Loss on disposal and write-down of long-lived assets: The net loss for the third quarter of 2007 was significantly impacted by a $4.6 million write-down of our investment in Advanced Energy.

  Loss from discontinued operations: The loss from discontinued operations in the fourth quarter of 2006 was significantly impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive operations. The first quarter of 2007 reflected a gain on disposition of assets held for sale of $2.9 million related to employee future benefit plan curtailments.

RISKS & UNCERTAINTIES

     The development and commercialization plans for Ballard’s products presented in this Management’s Discussion & Analysis are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, those detailed below.

     Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by OEMs. There is no guarantee that OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

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  A summary of these identified risks and uncertainties are as follows:

  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

  We may not be able to successfully execute our business plan;

  Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan;

  A mass market for our products may never develop or may take longer to develop than we anticipate;

  We have limited experience manufacturing fuel cell products on a commercial basis;

  We are dependent on third party suppliers for the supply of key materials and components for our products;

  We are dependent upon Original Equipment Manufacturers (“OEM”) to purchase certain of our products;

  Regulatory changes could hurt the market for our products;

  We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success;

  We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products;

  We currently face and will continue to face significant competition;

  We could lose or fail to attract the personnel necessary to run our business;

  We could be liable for environmental damages resulting from our research, development or manufacturing operations;

  Our products use flammable fuels, which could subject our business to product liability claims;

     Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized above which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov). These documents are also available on our website at www.ballard.com.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

     Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

     As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13(a) – 15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). We have concluded that as of December 31, 2007, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

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Internal control over financial reporting

     The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable.

     There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

     Management or we, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, we have determined that internal control over financial reporting was effective as of December 31, 2007.

     KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2007.

Changes in internal control over financial reporting

     During the year ended December 31, 2007, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-GAAP MEASURES

     We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

     Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment. We believe operating cash consumption assists investors in assessing our ability to fund our operations.

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Operating Cash Consumption	2007	2006	2005
Cash used by operations	$(31,684)	$(42,670)	$(76,729)
Additions to property, plant and equipment	(6,379)	(8,735)	(6,613)
Operating cash consumption	$(38,063)	$(51,405)	$(83,342)

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                                           Consolidated Financial Statements
                                           (Expressed in U.S. dollars)

                                           BALLARD POWER SYSTEMS INC.

                                           Years ended December 31, 2007, 2006 and 2005

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MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2007. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of five directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2007. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

JOHN SHERIDAN	DAVID SMITH
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 19, 2008	February 19, 2008

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AUDITORS’ REPORT

To the Shareholders of Ballard Power Systems Inc.

We have audited the consolidated balance sheets of Ballard Power Systems Inc. (the “Corporation”) as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 19, 2008 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
February 19, 2008

III-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc. (the “Corporation”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting presented in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 19, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
February 19, 2008

III-26

BALLARD POWER SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS
December 31,
(Expressed in thousands of U.S. dollars)

		2006
	2007	(restated – note 2)
Assets
Current assets:
Cash and cash equivalents	$ 49,340	$ 61,399
Short-term investments	96,234	125,673
Accounts receivable (notes 5 & 16)	18,963	14,911
Inventories (note 6)	14,859	14,663
Prepaid expenses and other current assets	1,740	1,284
Current assets held for sale (note 2 & 3)	105	3,223
	181,241	221,153
Property, plant and equipment (note 7)	42,906	44,955
Intangible assets (note 8)	4,303	11,834
Goodwill (notes 2, 3 & 4)	48,106	48,106
Investments (note 9)	3,250	8,191
Long-term assets held for sale (notes 2 & 3)	16,286	21,997
Other long-term assets	2,599	32
	$ 298,691	$ 356,268
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 10 & 16)	$ 20,042	$ 19,539
Deferred revenue	169	1,814
Accrued warranty liabilities	752	1,966
Current liabilities held for sale (notes 2 & 3)	1,933	10,685
	22,896	34,004
Long-term liabilities (notes 11 & 12)	17,606	15,964
Long-term liabilities held for sale (note 3)	—	1,207
	40,502	51,175
Shareholders’ equity:
Share capital (note 13)	1,174,821	1,169,778
Contributed surplus (notes 13(b), (f) & (g))	72,290	66,935
Accumulated deficit	(988,686)	(931,384)
Accumulated other comprehensive loss	(236)	(236)
	258,189	305,093
	$ 298,691	$ 356,268

See accompanying notes to consolidated financial statements.
Subsequent event (note 2 and 21)
Commitments, guarantees and contingencies (note 14)

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

III-27

BALLARD POWER SYSTEMS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Years ended December 31,
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2007	2006	2005
Revenues:
Product and service revenues	$43,352	$36,535	$34,117
Engineering development revenue	22,180	13,288	8,131
Total revenues	65,532	49,823	42,248

Cost of revenues and expenses:
Cost of product and service revenues	25,052	21,206	25,948
Research and product development	58,478	52,274	64,891
General and administrative	19,715	13,262	15,461
Marketing and business development	8,334	7,226	6,241
Depreciation and amortization	15,732	16,391	18,033
Total cost of revenues and expenses	127,311	110,359	130,574

Loss before undernoted	(61,779)	(60,536)	(88,326)
Investment and other income (note 20)	16,933	9,932	11,223
Loss on disposal and write-down of long-lived
assets (note 9)	(4,583)	(778)	(238)
Gain on sale of assets (note 4)	—	—	18,294
Equity in loss of associated companies	(7,433)	(7,029)	(3,738)
Loss before income taxes	(56,862)	(58,411)	(62,785)
Income taxes (recovery) (note 15)	(53)	(1,417)	205
Loss from continuing operations	(56,809)	(56,994)	(62,990)
Loss from discontinued operations (note 3)	(493)	(124,143)	(23,993)
Net loss and comprehensive loss	(57,302)	(181,137)	(86,983)
Basic loss per share from continuing operations	$(0.50)	$(0.50)	$(0.53)
Basic loss per share from discontinued operations	(0.00)	(1.10)	(0.20)
Basic loss per share	$(0.50)	$(1.60)	$(0.73)
Weighted average number of common
shares outstanding	114,575,473	113,390,728	119,701,260

See accompanying notes to consolidated financial statements.

III-28

BALLARD POWER SYSTEMS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
December 31,
Unaudited (Expressed in thousands of U.S. dollars except per share amounts and number of shares)

					Accumulated
					other	Total
	Number of	Share	Contributed	Accumulated	comprehensive	shareholders’
	shares	capital	surplus	deficit	loss	equity
Balance, December 31, 2004	118,778,846	$1,231,689	$6,902	$(663,264)	$(236)	$575,091
Net Loss	—	—	—	(86,983)	—	(86,983)
Issuance of common shares
for cash (net of issue costs)	5,461,723	50,668	—	—	—	50,668
Cancelled upon disposition
of assets held for sale	(12,005,892)	(124,162)	51,586	—	—	(72,576)
Share distribution plan	515,438	3,086	3,529	—	—	6,615
Balance, December 31, 2005	112,750,115	$1,161,281	$62,017	$(750,247)	$(236)	$472,815
Net Loss	—	—	—	(181,137)	—	(181,137)
Issuance of common shares
for cash (net of issue costs)	1,022,549	5,909	—	—	—	5,909
Options exercised	5,249	34	—	—	—	34
Share distribution plan	434,664	2,554	4,918	—	—	7,472
Balance, December 31, 2006	114,212,577	1,169,778	66,935	(931,384)	(236)	305,093
Net loss	—	—	—	(57,302)	—	(57,302)
Share distribution plan	886,565	5,043	5,355	—	—	10,398
Balance, December 31, 2007	115,099,142	$1,174,821	72,290	(988,686)	(236)	258,189

See accompanying notes to consolidated financial statements.

III-29

BALLARD POWER SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,
(Expressed in thousands of U.S. dollars)

	2007	2006	2005
Cash provided by (used for):
Operating activities:
Net loss for the year	$(57,302)	$(181,137)	$(86,983)
Items not affecting cash:
Compensatory shares	12,093	7,983	5,483
Depreciation and amortization	18,080	23,131	29,234
Loss on disposal and write-down of long-lived assets
from continuing operations	4,583	778	238
Loss (gain) on disposal and write-down of long-lived
assets from discontinued operations (note 3)	(2,897)	112,124	7,549
Gain on sale of assets (note 4)	—	—	(18,294)
Equity in loss of associated companies	7,433	7,029	3,738
Other	—	(247)	(361)
	(18,010)	(30,339)	(59,396)
Changes in non-cash working capital:
Accounts receivable	(4,052)	(1,630)	(5,831)
Inventories	(196)	(2,337)	(933)
Prepaid expenses and other current assets	(456)	(100)	844
Accounts payable and accrued liabilities	(1,491)	(3,041)	666
Deferred revenue	(1,645)	1,358	(2,768)
Accrued warranty liabilities	(1,214)	(3,680)	(8,888)
Net current assets and liabilities held for sale (notes 2, 3 & 4)	(4,620)	(2,901)	(423)
	(13,674)	(12,331)	(17,333)
Cash used by operations	(31,684)	(42,670)	(76,729)

Investing activities:
Net decrease (increase) in short-term investments	29,439	(41,559)	(32,603)
Additions to property, plant and equipment	(6,379)	(8,735)	(6,613)
Proceeds on sale of long lived assets	541	3,368	485
Disposition of assets held for sale (notes 3 & 4)	1,787	(687)	21,458
Investments	(3,290)	(4,057)	(677)
Other long-term assets	(2,567)	78	2,689
Long-term liabilities	94	799	441
	19,625	(50,793)	(14,820)
Financing activities:
Net proceeds on issuance of share capital	—	5,943	50,668
Other	—	—	1,052
	—	5,943	51,720

Decrease in cash and cash equivalents	(12,059)	(87,520)	(39,829)
Cash and cash equivalents, beginning of year	61,399	148,919	188,748
Cash and cash equivalents, end of year	$49,340	$61,399	$148,919

Supplemental disclosure of cash flow information (note 17)
See accompanying notes to consolidated financial statements.

III-30

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES:

	(a)	Description of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of hydrogen fuel cells for a variety of applications. Our technology is based on proton exchange membrane (“PEM”) fuel cells. The Corporation operates in three market segments:

  Power Generation: Fuel cell products and services for materials handling, back-up power and residential co-generation; and

  Automotive: Fuel cell products and services for fuel cell cars, vans and buses; and

  Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

The Corporation is based in Canada, with its head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, the Corporation has sales, research and development and manufacturing facilities in the United States (Lowell, Massachusetts).

On November 7, 2007, the Corporation signed an agreement to sell certain of its automotive fuel cell assets, which completed on January 31, 2008 (note 2 and 21).

On February 15, 2007, the Corporation completed the sale of its electric drive business in Dearborn, Michigan, Ballard Power Systems Corporation (“BPSC”), a wholly owned subsidiary (note 3).

(b)	Use of estimates:

The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

(c)	Basis of presentation:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences to United States GAAP are disclosed in note 19. The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2007	2006	2005
Ballard Advanced Materials Corporation	77.5%	77.5%	77.5%
Ballard Generation Systems Inc.	100.0%	100.0%	100.0%
Ballard GmbH	100.0%	100.0%	100.0%
Ballard Material Products Inc.	100.0%	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%	100.0%
Ballard Power Systems Corporation (note 3)	—	100.0%	100.0%

All significant intercompany balances and transactions have been eliminated.

III-31

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

	(d)	Cash, cash equivalents and short-term investments:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Short-term investments consist of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years.

The Corporation classifies its cash, cash equivalents and short-term investments as held for trading. Held for trading financial assets are measured at fair value with changes in fair value recognized in net income. The fair values are determined directly by reference to quoted market prices.

	(e)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

	(f)	Investments:

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

	(g)	Comprehensive Income and Financial Instruments:

Effective January 1, 2007, the Corporation adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Comprehensive Income (“Section 1530”), Equity (“Section 3251”), Financial Instruments – Recognition and Measurement (“Section 3855”) and Hedges (“Section 3865”). Effective December 31, 2007, the Corporation early adopted CICA Handbook Section Financial Instruments – Disclosure (“Section 3862”) and Financial Instruments – Presentation (“Section 3863”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Comprehensive Income

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity and includes items such as unrealized gains and losses on financial assets classified as available-for-sale and cumulative translation adjustments. In accordance with this new standard, the Corporation has included a reconciliation of comprehensive income and accumulated other comprehensive income, which is presented as a new category of shareholders’ equity on the consolidated balance sheet and consolidated statement of shareholders’ equity.

III-32

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

Financial Instruments – Recognition and Measurement and Hedges

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets are measured in the balance sheet at fair value, except for loans and receivables, which are measured at amortized cost. Financial liabilities classified as held for trading, including derivatives, are measured in the balance sheet at fair value; all other financial liabilities are measured at amortized cost. Long-term investments are measured at cost as they are privately held entities.

Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

The Corporation classifies its cash, cash equivalents and short-term investments as held for trading. Held for trading financial assets are measured at fair value with changes in fair value recognized in net income.

The Corporation classifies its accounts receivables as loans and receivables and measures them at amortized cost along with its financial liabilities.

Derivative instruments are recorded on the consolidated balance sheet at fair value and changes in the fair values of derivative instruments are recognized in the consolidated statement of operations. As at December 31, 2007, the Corporation does not have any derivative instruments outstanding.

Section 3865 relates to accounting for hedges. As the Corporation does not designate its financial instruments as hedges, there was no impact of adopting this section.

Financial Instruments – Disclosure and Presentation

Section 3862 and Section 3863 require more extensive disclosure with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages these risks (note 20).

	(h)	Accounting Changes:

Effective January 1, 2007, the Corporation adopted CICA Handbook Accounting Changes (“Section 1506”). Under this section, voluntary changes in accounting policy are allowed only if they result in the financial statements providing reliable and more relevant information and that new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The Corporation is not currently affected by this new section.

	(i)	Inventories:

Effective, December 31, 2007, the Corporation early adopted CICA Handbook Inventories (“Section 3031”). The new standard provides more guidance on the measurement and disclosure requirements for inventories; significantly, the new standard allows the reversals of previous write-downs to the net realizable value when there is a subsequent increase in the value of inventories. This accounting standard was applied retrospectively, however, there were no material impacts on prior period financial statements requiring restatement by adopting the new standard.

III-33

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing the appropriate inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would make inventory on hand obsolete.

	(j)	Property, plant & equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Leasehold improvements	The shorter of initial term of the
respective lease and estimated useful life
Production and test equipment	4 to 15 years

(k)	Intangible assets:

Fuel cell technology acquired from third parties by the Corporation are recorded at cost and amortized using the straight-line method over their estimated useful lives of 5 to 15 years. Intangible assets are tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to cover its carrying value.

(l)	Goodwill:

The excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed are recognized as goodwill in the Corporation’s consolidated financial statements and is assigned to reporting units of a market segment.

Goodwill is not subject to amortization but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings. During 2006, as a result of the sale of BPSC, the Corporation recorded a write-down of goodwill of $103.4 million (note 3). At year-end, the Corporation tested the remaining goodwill for impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no further impairment to goodwill.

(m)	Revenue recognition:

The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

III-34

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

Revenue from products is recognized when title passes to the customer and all revenue recognition criteria specified above is met. Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved or on the percentage of completion method of accounting. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the proportionate performance method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs. Unbilled revenue (included in accounts receivable) represents revenue earned in excess of amounts billed on uncompleted contracts. Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	(n)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets or credited against the related expense incurred in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

	(o)	Research and product development expenditures:

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for deferral as set forth under Canadian GAAP.

	(p)	Patents and license agreements:

Costs incurred in establishing and acquiring patents and license agreements are expensed in the period incurred or acquired.

	(q)	Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

	(r)	Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

III-35

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	SIGNIFICANT ACCOUNTING POLICIES (cont’d):

	(s)	Employee future benefit plans:

The Corporation has a defined benefit pension plan covering employees in the United States. In addition, the Corporation provides other retirement benefits for certain employees in the United States. The benefits are based on years of service and the employee’s compensation level. The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized on a straight-line basis over the remaining service period of active plan participants who are expected to receive benefits under the plan on the date the amendment is first recognized. To the extent that the liability is not covered by assets of the plan nor reflected in the accrued pension cost, there is a transition asset or obligation to be recognized over a specified period in accordance with an amortization schedule.

	(t)	Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

The Corporation accounts for foreign exchange contracts at their fair value on the balance sheet and recognizes the changes in the fair values as gains or losses in the period.

	(u)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted on or after January 1, 2003. The resulting compensation expense is charged to net income over the vesting period whereby the compensation expense is recognized when services are received with a corresponding increase to contributed surplus.

Prior to 2003, options granted to employees and directors were accounted for using the intrinsic value method of accounting for share-based compensation. Accordingly, no compensation expense was recognized for such grants of options as the exercise price was equal to the market price of the share on the date of grant.

The Corporation issues shares and share options under its share-based compensation plans as described in note 13. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

	(v)	Loss per share:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share has not been calculated, as the effects of outstanding stock-based compensation arrangements would be anti-dilutive

	(w)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

III-36

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	ANNOUNCED DISPOSITION OF CERTAIN AUTOMOTIVE FUEL CELL ASSETS:

On November 7, 2007, the Corporation announced it had entered into an Agreement with Daimler AG (“Daimler”) and Ford Motor Company (“Ford”) to sell its automotive fuel cell research and development assets (“AFCC Transaction”). The AFCC Transaction, which closed on January 31, 2008 (see subsequent event note 21), provides for the transfer of certain automotive fuel cell assets to Daimler, Ford and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”).

AFCC, which is controlled by Daimler and Ford, was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, on closing in January 2008, the Corporation transferred to Daimler, Ford and AFCC certain of its automotive fuel cell test equipment, automotive fuel cell inventory, office equipment, $60 million in cash, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC, and 112 personnel. In exchange, Daimler and Ford returned to us an aggregate of 34,261,298 of its common shares, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. In addition, AFCC assumed Ballard’s automotive fuel cell warranty liabilities.

The Corporation will record an estimated gain of $100 million in January 2008 on the closing of the AFCC Transaction. The estimated gain is subject to change due to a number of variables, including changes in Ballard’s net investment in its automotive fuel cell assets to the date of closing and the determination of final closing costs and purchase price adjustments.

As there will be significant continuing involvement with AFCC and the Automotive segment post closing, the historic results of the Automotive segment will continue to be reported in results from continuing operations. Assets and liabilities to be transferred on close of the AFCC Transaction have been segregated on the balance sheet as assets and liabilities held for sale.

Included in the assets and liabilities held for sale are:

	2007	2006
Inventories	$105	$273
Current assets held for sale	$105	$273

Property, plant and equipment	$2,331	$2,739
Intangible assets	10,150	11,867
Goodwill	3,805	3,805
Long-term assets held for sale	$16,286	$18,411

Accrued warranty liabilities	$1,933	$8,103
Current liabilities held for sale	$1,933	$8,103

III-37

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	DISPOSITION OF BALLARD POWER SYSTEMS CORPORATION:

On February 15, 2007, the Corporation disposed of its electric drive operations, Ballard Power Systems Corporation (“BPSC”), an indirectly wholly-owned subsidiary to a third party. Net proceeds on disposition were $1,689,000, which included cash proceeds of $3,754,000, partly offset by disposal cost of $2,065,000. The total net loss on disposal of $108,464,000 was recorded as a net loss of $111,355,000 in 2006 and an offsetting net gain of $2,891,000 in 2007 primarily as a result of employee future benefit plan curtailments in 2007. Upon closing, the Corporation ceased to consolidate the results of BPSC.

The results of operations of BPSC have been presented as discontinued operations in the current year and prior year figures have been restated. The results of BPSC had previously been reported in both the Automotive and Power Generation segments.

Net loss from discontinued operations is summarized as follows:

	2007	2006	2005
Total revenue from discontinued operations	$311	$12,193	$11,485
Loss from operating activities	$3,384	$12,788	$23,993
Loss (gain) on long-lived assets held for sale	(2,891)	111,355	—
Loss from discontinued operations	$493	$124,143	$23,993

Included in loss from operating activities for the year ended December 31, 2007 was nil (2006 - $769,000; 2005 - $7,549,000) in loss on disposal and write-down of long-lived assets incurred as part of operations.

Included in the assets and liabilities held for sale at December 31, 2006 are:

2006
Accounts receivable	$1,694
Inventories	1,030
Prepaid expenses	226
Current assets held for sale	$2,950

Property, plant and equipment	$3,586
Long-term assets held for sale	$3,586

Accounts payable and accrued liabilities	$1,955
Deferred revenue	112
Accrued warranty liabilities	515
Current liabilities held for sale	$2,582

Long-term liabilities held for sale	$1,207

III-38

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	DISPOSITION OF BALLARD POWER SYSTEMS AG:

On August 31, 2005, the Corporation completed the sale of its interest in its German subsidiary, Ballard Power Systems AG (“BPSAG”), to Daimler and Ford. In 2004, the Corporation recorded a loss of $23,051,000 relating to the write-down of goodwill. Due to the longer than expected time required to complete the sale and the resultant reimbursement of BPSAG’s net operating expenses incurred up to the closing date, a gain of $18,294,000 was recorded in 2005 resulting in a net loss (2004 and 2005) on the sale of BPSAG of $4,757,000. On closing, the Corporation ceased to consolidate the results of BPSAG. The net proceeds on disposal were $95,841,000, which included the return to the Corporation of 9.0 million of its common shares that were held by Daimler and Ford, valued at $73,800,000 and the receipt of cash for purchase price adjustments of $29,328,000, which were partly offset by $7,287,000 of disposal costs.

Proceeds on disposal	$73,800
Purchase price adjustments	29,328
Disposal costs	(7,287)
Net proceeds	95,841
Net investment in BPSAG as of August 31, 2005	77,547
Net gain on disposal	$18,294

5.     ACCOUNTS RECEIVABLE:

	2007	2006
Trade receivables	$18,115	$14,106
Other	848	805
	$18,963	$14,911

6.     INVENTORIES:

		2006
	2007	(Restated-note 2)
Raw materials and consumables	$9,497	$10,576
Work-in-progress	3,371	3,598
Finished goods	1,991	489
	$14,859	$14,663

In 2007, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $21,252,000 (2006 – $13,677,000; 2005 – $13,787,000). In 2007, the write-down of inventories to net realizable value amounted to $1,375,000 (2006 - $2,301,000; 2005 - $1,231,000). The reversal of write-downs amounted to nil (2006 – nil; 2005 - nil). Write-downs and reversals are included in either cost of product and service revenues or research and product development depending on the nature of inventory.

III-39

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.     PROPERTY, PLANT AND EQUIPMENT:

		Accumulated	Net book
2007	Cost	depreciation	value
Land	$4,803	$—	$4,803
Building	13,392	4,612	8,780
Computer equipment	18,397	14,559	3,838
Furniture and fixtures	5,366	4,821	545
Leasehold improvements	10,515	5,341	5,174
Production and test equipment	65,151	45,385	19,766
	$117,624	$74,718	$42,906

		Accumulated	Net book
2006 (Restated – note 2)	Cost	depreciation	value
Land	$4,803	$—	$4,803
Building	13,060	4,082	8,978
Computer equipment	17,554	13,082	4,472
Furniture and fixtures	5,287	4,686	601
Leasehold improvements	10,614	4,488	6,126
Production and test equipment	62,429	42,454	19,975
	$113,747	$68,792	$44,955

8.     INTANGIBLE ASSETS:

		Accumulated	Net book
2007	Cost	depreciation	value
Fuel cell technology	$ 49,801	$ 45,498	$ 4,303

		Accumulated	Net book
2006 (restated – note 2)	Cost	depreciation	value
Fuel cell technology	$ 49,801	$ 37,967	$ 11,834

9.     INVESTMENTS:

Investments are comprised of the following:

	2007		2006
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$ 3,250	15.0%	$ 3,087	15.0%
Advanced Energy Technology Inc.	—	—	5,104	2.5%
	$ 3,250		$ 8,191

Chrysalix Energy Limited Partnership (“Chrysalix”) is carried at cost. During 2007, the Corporation made an additional investment of $163,000 (2006 - $804,000) and the Corporation is committed to fund a total of $756,000 from 2008 to 2010.

Advanced Energy Technology Inc. (“Advanced Energy”) was carried at cost. During 2007, a write-down of $4,563,000 was recorded to reflect other than temporary impairment in the carrying value of Advanced Energy. The Corporation then sold its interest in Advanced Energy for proceeds of $541,000, representing the adjusted cost.

III-40

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9.       INVESTMENTS (cont’d):

QuestAir Technologies Inc. (“QuestAir”) was carried at cost. In 2006, the Corporation sold its ownership interest in QuestAir for proceeds of $3,301,000, which resulted in a loss of $618,000.

10.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

	2007	2006
Trade accounts payable	$2,202	$5,459
Other liabilities	2,420	3,381
Compensation payable	15,218	10,496
Taxes payable	202	203
	$20,042	$19,539

11.     LONG-TERM LIABILITIES:

	2007	2006
EBARA BALLARD Corporation	$10,536	$6,230
Deferred revenue	3,760	3,760
Employee future benefit plans (note 12)	1,971	4,941
Asset retirement obligation	1,339	1,033
	$17,606	$15,964

EBARA BALLARD Corporation (“EBARA BALLARD”) is accounted for using the equity method. As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment of ($10,536,000) (2006 – ($6,230,000)) has been presented in long-term liabilities.

During 2007, the Corporation made an additional investment of $8,461,000 (2006 - $8,511,000) in EBARA BALLARD, representing the Corporation’s proportionate share of financing by EBARA BALLARD’s shareholders. The Corporation is committed to fund a total of $8,425,000 in 2008. In addition, the Corporation granted to EBARA BALLARD a license to certain intellectual property and manufacturing rights for consideration, net of withholding taxes, of $21,240,000 of which $5,310,000 was received in 2007 (2006 - $5,310,000). The remaining $5,310,000, net of taxes, is due to be received in 2008. This related party transaction is recorded against the investment in EBARA BALLARD.

In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 12% per annum. The total undiscounted amount of the estimated cash flows required to settle the obligation is $4,242,000 as at December 31, 2007. The obligation will be settled at the end of the term of the operating lease, which extends up to 12 years into the future.

12.     EMPLOYEE FUTURE BENEFIT PLANS:

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2007.

III-41

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.      EMPLOYEE FUTURE BENEFIT PLANS (cont’d):

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

	2007		2006
		Other		Other
	Pension	benefit	Pension	benefit
	plans	plans	plans	plans
Balance, beginning of year	$9,587	$4,094	$8,878	$4,308
Current service cost	359	12	752	306
Interest cost	479	33	487	208
Plan participant contributions	—	2	—	5
Benefits paid	(104)	(27)	(82)	(24)
Actuarial (gains) losses	298	(44)	(448)	(709)
Curtailments	(1,189)	(3,456)	—	—
Balance, end of year	$9,430	$614	$9,587	$4,094

	2007		2006
		Other		Other
	Pension	benefit	Pension	benefit
Defined benefit plan assets:	plans	plans	plans	plans
Balance, beginning of year	$6,847	$—	$5,413	$—
Actual return on plan assets	413	—	629	—
Employer’s contributions	736	25	900	19
Plan Participant Contributions	—	2	—	5
Benefits paid	(147)	(27)	(82)	(24)
Expenses paid	—	—	(13)	—
Balance, end of year	$7,849	$—	$6,847	$—

The plan assets for the funded pension plans consist of:	2007	2006
Asset Category:
Equity securities	73%	74%
Debt securities	27%	26%
Total	100%	100%

	2007		2006
		Other		Other
	Pension	benefit	Pension	benefit
Reconciliation of the funded status of the benefit plans:	plans	plans	plans	plans
Fair value of plan assets	$7,849	$—	$6,847	$—
Accrued benefit obligation	9,430	614	9,587	4,094
Funded status – deficit	(1,581)	(614)	(2,740)	(4,094)
Unamortized net actuarial (gain) loss	430	(206)	1,015	878
Accrued benefit liability	$(1,151)	$(820)	$(1,725)	$(3,216)

III-42

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.    EMPLOYEE FUTURE BENEFIT PLANS (cont’d):

The accrued benefit liability as at December 31, 2007, included as part of long-term liabilities, is $1,151,000 (2006 - $1,725,000) for pension plans and $820,000 (2006 - $3,216,000) for the other benefit plans. For the year ended December 31, 2007, $332,000 (2006 - $915,000) of defined benefit cost was recorded for the pension obligations and $133,000 (2006 - $597,000) was recorded for other benefit plans in the consolidated statement of operations.

The elements of the defined benefit costs recognized for the years ended December 31, 2007 and 2006 are:

	2007		2006
		Other		Other
	Pension	benefit	Pension	benefit
	plans	plans	plans	plans
Current service cost	$359	$12	$752	$306
Interest cost	479	33	487	208
Actual return on plan assets	(413)	—	(629)	—
Actuarial (gains) losses	298	(44)	(448)	(709)
Elements of employee future benefit costs
before adjustments	$723	$1	$162	$(195)
Adjustments to recognize the long-term nature
of employee future benefit costs:
Differences between expected and actual return on
plan assets for year	(90)	—	220	—
Difference between actuarial gains (losses) recognized
for year and actuarial gains (losses) on accrued
benefit obligation for year	(298)	44	448	709
Amortization of prior service cost	(3)	101	—	—
Amortization of (gain) loss	—	(13)	85	50
Defined benefit costs recognized	$332	$133	$915	$564

Total cash payments for employee future benefits for the year ended December 31, 2007, consisting of cash contributed by the Corporation to its funded pension plans was $736,000 (2006 - $900,000).

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2007 and 2006 were as follows:

	2007		2006
	Pension	Other	Pension	Other
	plans	benefit plans	plans	benefit plans
Discount rate	6.0%	6.0%	5.8%	5.8%
Rate of compensation increase	3.0%	n/a	3.3%	3.0 – 7.0%

III-43

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.     EMPLOYEE FUTURE BENEFIT PLANS (cont’d):

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2007 and 2006 were as follows:

	2007		2006
		Other		Other
	Pension	benefit	Pension	benefit
	plans	plans	plans	plans
Discount rates	5.8%	5.8%	5.5%	5.8%
Expected long-term rate of return on plan assets	7.0%	n/a	7.0%	n/a
Rate of compensation increase	3.3%	n/a	3.4%	3.0 – 7.0%

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2007 and 2006 were as follows:

	2007	2006
Initial medical health care cost trend rate	11.0%	11.0%
Initial dental health care cost trend rate	7.0%	7.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2016	2015
Year that the dental rate reaches the rate it is assumed to remain at	2010	2009

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the years ended December 31, 2007 and 2006:

	2007	2006
Effect on total service cost and interest cost components for the year:
- One-percentage point increase	$6	$126
- One-percentage point decrease	$(5)	$(83)
Effect on accumulated post-retirement benefit obligation at year end:
- One-percentage point increase	$72	$751
- One-percentage point decrease	$(63)	$(595)

In 2007, due to the sale of BPSC, changes were made to benefits accruing to employees under both the pension and other benefit plans, which resulted in the recognition of curtailment gains of $2,699,000.

13.     SHARE CAPITAL:

(a)	Authorized and issued:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series, 1 Class A and 1 Class B share, convertible, redeemable and non-voting.

III-44

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.      SHARE CAPITAL (cont’d):

At December 31, 2007, 115,099,140 (2006 – 114,212,575: 2005 – 112,750,113) common shares are issued and outstanding. One Class A share and one Class B share were issued and outstanding to Daimler and Ford, respectively.

Subsequent to year-end, 34,261,298 common shares and the Class A and the Class B shares were returned to the Corporation and cancelled (note 2).

(b)	Share option plans:

The Corporation currently has options outstanding from three share option plans. All directors, officers and employees of the Corporation and its subsidiaries are eligible to participate in the share option plans, although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes. All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

As at December 31, 2007, options outstanding from the three share option plans were as follows:

	Outstanding		Range of exercise
	options	Options to be granted	prices
2002 share option plan	2,581,980	1,063,742	$4.68	– $	24.91
2000 share option plan	1,875,582	1,325,477	$14.86	– $	194.31
1997 share option plan	1,127,514	—	$7.66	– $	194.31

	Options for	Weighted average
	common shares	exercise price
Balance, December 31, 2004	6,538,367	$ 42.97
Options granted	779,250	6.48
Options cancelled	(2,359,841)	40.78
Balance, December 31, 2005	4,957,776	39.83
Options granted	1,318,500	6.08
Options exercised	(5,249)	6.40
Options cancelled	(430,169)	27.35
Balance, December 31, 2006	5,840,858	33.17
Options granted	855,009	7.58
Options cancelled	(1,110,791)	35.20
Balance, December 31, 2007	5,585,076	$ 34.15

III-45

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.     SHARE CAPITAL (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2007:

	Options outstanding			Options exercisable
		Weighted average
		remaining
Range of	Number	contractual life	Weighted average	Number	Weighted average
exercise price	outstanding	(years)	exercise price	exercisable	exercise price
$4.68 – $ 10.41	2,477,977	7.4	$7.41	790,895	$7.58
$13.93 – $ 18.52	729,038	5.5	14.73	729,038	14.73
$24.91 – $ 38.46	947,531	3.7	26.71	947,531	26.71
$39.98 – $ 53.89	529,405	2.7	43.27	529,405	43.27
$66.79 – $ 89.57	480,925	3.2	72.14	480,925	72.14
$116.89 – $194.31	420,200	2.3	187.34	420,200	187.34
	5,585,076	5.3	$34.15	3,897,994	$45.76

As outlined in note 1(u), the Corporation uses the fair-value method for recording employee and director share option grants. During 2007, compensation expense of $3,462,000 (2006 - $3,278,000; 2005 - $3,253,000) was recorded in net income as a result of fair value accounting for share options granted after the adoption of the fair-value method. The share options granted during the year had a weighted average fair value of $3.92 (2006 - $3.86; 2005 - $3.95) and vesting periods of three years.

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002. As at December 31, 2005, all stock options granted prior to December 31, 2002 had been fully vested; therefore, no pro forma information is required for the years ended December 31, 2007 and 2006. For the year ended December 31, 2005, if computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

2005
Net loss	$86,983
Compensation charge related to options granted	6,195
Pro-forma net loss	$93,178
Pro-forma basic loss per share	$0.78

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2007	2006	2005
Expected life	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil
Expected volatility	53%	59%	60%
Risk-free interest rate	4%	4%	4%

(c)	BGS Option exchange plan

Options are also outstanding under the Ballard Generation Systems (“BGS”) option exchange plan whereby holders of BGS options exchanged their options for options to purchase common shares of the Corporation. At December 31, 2007, 42,338 options were outstanding with exercise prices ranging from $25.55 to $47.97 and a term of ten years.

III-46

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.     SHARE CAPITAL (cont’d):

(d)	Share distribution plans:

The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation. At December 31, 2007, there were 2,624,775 shares available to be issued under these plans.

Compensation expense of $9,592,000 was charged against income during the year ended December 31, 2007 (2006 - $5,001,000; 2005 - $3,036,000) for shares distributed and to be distributed under the plans.

(e)	Class A and Class B shares:

(i) Class A share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by Daimler.

(ii) Class B share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by Ford.

These shares were returned to the Corporation and cancelled on January 31, 2008 (note 2).

(f)	Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2007, 299,991 DSUs were issued and outstanding, and $481,000 (2006 - $387,000; 2005 - $381,000) of compensation expense was recorded.

(g)	Restricted Share Units:

Restricted share units (“RSUs”) are granted to employees. The RSUs vest after a specified number of years from the date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

RSU is convertible into one common share. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2007, 631,307 RSUs were issued and outstanding and $1,796,000 (2006 $1,233,000; 2005 – $505,000) of compensation expense was recorded.

III-47

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.     COMMITMENTS, GUARANTEES AND CONTINGENCIES:

At December 31, 2007, the Corporation is committed to payments under operating leases as follows:

2008	$1,767
2009	1,735
2010	1,902
2011	1,902
2012	1,902
Thereafter	13,994
Total minimum lease payments	$23,202

The Corporation has agreed to pay royalties in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, the royalty is at a rate of 4% commencing in 1998 to a maximum equal to the original amount of the government contributions of $10,831,000 (CDN$10,702,000). Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) entered into during 1997, the Corporation has agreed to pay a 4% royalty on future revenue from fuel cell based stationary power products up to $38,791,000 (CDN$38,329,000) in exchange for a contribution of $29,714,000 (CDN$29,360,000) representing 32% of costs incurred in the development and demonstration of a 250 kW natural gas fuel cell stationary power generator. Ballard has agreed to pay TPC royalties on fuel cell-based stationary power product revenues from January 1, 2001 onwards.

During 2007, the Corporation made payments of $147,000 (CDN$ 172,000) (2006 - $2,217,000 (CDN$ 2,530,000); 2005 – nil) to TPC, representing royalty payments and 32% of the proceeds on disposition of equipment originally acquired as part of the 250 kW natural gas fuel cell stationary power generator demonstration. These amounts reduce the total recoverable amount to TPC described above.

Original maximum recoverable amount under Phase 1 and 2	CDN$	49,031
Prior year payments applied		(2,320)
Maximum recoverable amount, December 31, 2004		46,711
2005 payments		—
Maximum recoverable amount, December 31, 2005		46,711
2006 payments		(2,530)
Maximum recoverable amount, December 31, 2006		44,181
2007 payments		(172)
Maximum recoverable amount, December 31, 2007	CDN$	44,009
Maximum recoverable amount, December 31, 2007	US$	44,539

The Corporation has issued a letter of credit in the amount of $1,409,000 (2006 - $1,195,000) related to a lease agreement for premises.

At December 31, 2007, the Corporation has outstanding commitments aggregating up to a maximum of $974,000 (2006 - $805,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $756,000 and $8,425,000 in Chrysalix and EBARA BALLARD, respectively (note 9 and 11).

III-48

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.     INCOME TAXES:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies. The principal factors causing the difference are as follows:

	2007	2006	2005
Loss before income taxes	$(57,355)	$(182,554)	$(86,778)
Expected tax recovery at 34.1% (2006–34.1%; 2005–34.9%)	$(19,570)	$(62,287)	$(30,259)
Increase (reduction) in income taxes resulting from:
Non-taxable portion of capital loss	1,035	2,201	30,124
Non-deductible expenses	2,850	866	953
Investment tax credits earned	(29,809)	(10,286)	(13,847)
Financing costs of other years	—	(97)	(99)
Foreign tax rate differences	74	(692)	(701)
Gain (loss) on assets held for sale	—	38,205	(6,383)
Losses and other deductions for which no benefit has been
recorded	45,420	32,090	20,212
Income tax expense	—	—	—
Large corporations tax (recovery)	(53)	(1,417)	205
Income taxes	$(53)	$(1,417)	$205

The Corporation has available to carry forward the following as at December 31:

	2007	2006
Canadian scientific research expenditures	$585,420	$503,431
Canadian losses from operations	147,641	81,818
Canadian capital losses	241,963	204,753
Canadian investment tax credits	172,958	141,053
German losses from operations for corporate tax purposes	393	592
U.S. federal losses from operations	30,415	112,504
U.S. capital losses	287,389	90,524

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely. The U.S. losses from operations may be used to offset future U.S. taxable income and expire over the period from 2009 to 2026. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2009 to 2027.

On closing of the AFCC Transaction in 2008 (notes 2 and 21), approximately $13,000,000 of Canadian losses from operations and approximately $65,000,000 of Canadian capital losses are expected to be utilized. The estimated utilization is subject to change due to a number of variables, including changes in Ballard’s net investment in its automotive fuel cell assets to the date of closing and the determination of final closing costs and purchase price adjustments.

III-49

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.    INCOME TAXES (cont’d):

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2009	$8,000
2010	18,505
2011	31,387
2012	30,993
2013	31,668
2014	17,028
2015	12,734
2016	3,915
2017	4,172
2026	7,046
2027	7,510
$172,958

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2007	2006
Future income tax assets:
Scientific research expenditures	$158,064	$156,063
Investment in associated companies	1,395	1,324
Accrued warranty liabilities	290	1,834
Share issuance costs	1	2
Losses from operations carried forward	52,366	66,515
Capital losses	131,843	67,946
Investment tax credits	141,431	115,784
Non-deductible accounting allowances	—	366
Property, plant and equipment and intangible assets	32,869	26,415
Total future income tax assets	518,259	436,249
Less valuation allowance:
– Canada	(408,004)	(351,892)
– U.S.	(110,151)	(84,201)
– Germany	(104)	(156)
Net future income taxes	$—	$—

III-50

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.    RELATED PARTY TRANSACTIONS:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investee. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

		2007	2006
Balances with related parties:
Accounts receivable		$12,054	$11,452
Accounts payable		13	367

	2007	2006	2005
Transactions during the year with related parties:
Revenues from products and services and
engineering development	$37,435	$41,363	$32,890
Purchases	442	899	792
Contract research and development expenditures	—	—	268

In November 2007, the Corporation announced the AFCC Transaction under which the Corporation sold, certain automotive fuel cell assets to Daimler and Ford, effective January 31, 2008 (note 2).

In 2005, the Corporation completed the sale of its interest in BPSAG to Daimler and Ford (note 4) and granted a license to EBARA BALLARD (note 11).

17.    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2007	2006	2005
Income taxes paid	$—	—	$145
Non-cash financing and investing activities:
Compensatory shares	$2,651	$2,220	$2,510
Accrued disposition costs (note 4)	—	—	2,341
Shares cancelled from disposition of assets held for sale (note 4)	—	—	73,800
Shares cancelled upon release of Ford from certain future
obligations (note 4)	—	—	12,500

18.    SEGMENTED FINANCIAL INFORMATION:

The Corporation’s business operates in three market segments: Power Generation, Automotive, and Material Products. The Corporation designs, develops, manufactures, sells and services fuel cell products for the Power Generation and Automotive market segments. The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the fuel cell industry. Segmented information excludes amounts reported as discontinued operations. Segment revenues and segment loss represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

III-51

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.    SEGMENTED FINANCIAL INFORMATION (cont’d):

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	2007	2006	2005
Total revenues
Power Generation	$19,432	$13,286	$7,037
Automotive	32,035	25,080	23,512
Material Products	14,065	11,457	11,699
	$65,532	$49,823	$42,248
Segment income (loss) for the year (1)
Power Generation	$2,918	$1,911	$(752)
Automotive	9,168	(241)	(9,581)
Material Products	1,528	(257)	(1,254)
Total	13,614	1,413	$(11,587)
Corporate amounts
Research and product development	(31,612)	(25,070)	(37,004)
General and administrative	(19,715)	(13,262)	(15,461)
Marketing and business development	(8,334)	(7,226)	(6,241)
Depreciation and amortization	(15,732)	(16,391)	(18,033)
Investment and other income	16,933	9,932	11,223
Loss on disposal and write-down of long-lived assets	(4,583)	(778)	(238)
Gain on sale of assets	—	—	18,294
Equity in loss of associated companies	(7,433)	(7,029)	(3,738)
Loss from continuing operations before income tax	$(56,862)	$(58,411)	$(62,785)
____________________

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the year.

As at December 31, 2007, 2006 and 2005, goodwill was allocated $46,291,000 to the Power Generation segment, $3,805,000 to the Automotive segment (held for sale – note 2) and $1,815,000 to the Material Products segment.

In 2007, revenues from the Power Generation segment included sales to one customer that exceeded 10% of total revenue in the amount of $10,161,000. Revenues from the Automotive segment included sales to each of two customers in the amount of $15,983,000 and $9,818,000. Revenues for the Material Products segment included sales to one customer in the amount of $6,472,000.

In 2006, revenues from the Power Generation segment included sales to one customer that exceeded 10% of total revenue in the amount of $9,701,000. Revenues from the Automotive segment included sales to one customer in the amount of $15,839,000. Revenues for the Material Products segment included sales to one customer in the amount of $6,840,000.

III-52

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.    SEGMENTED FINANCIAL INFORMATION (cont’d):

In 2005, revenues from the Power Generation segment included sales to one customer that exceeded 10% of total revenue in the amount of $5,113,000. Revenues from the Automotive segment included sales to each of two customers in the amount of $11,857,000 and $6,177,000. Revenues for the Material Products segment included sales to one customer in the amount of $8,380,000.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2007		2006		2005
		Property, plant		Property, plant		Property, plant
		and equipment		and equipment		and equipment
	Revenues	and goodwill	Revenues	and goodwill	Revenues	and goodwill(1)
Canada	$670	$80,815	$1,305	$82,026	$328	$87,401
U.S.	30,993	10,134	17,041	10,898	24,652	10,689
Japan	11,076	—	10,344	—	6,807	—
Germany	21,028	63	19,567	137	9,297	168
Other countries	1,765	—	1,566	—	1,164	—
	$65,532	$91,012	$49,823	$93,061	$42,248	$98,258
____________________

(1)	Excludes assets associated with disposition of BPSC which has been presented as discontinued operations.

Revenues are attributed to countries based on customer location.

19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a)

Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(b)

Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received. Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

III-53

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES (cont’d):

(c)

Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

(d)

Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method. The option exchange plan (note 13 (c)) was accounted for as a variable option plan under U.S. GAAP. Prior to the Corporation’s 100% acquisition of BGS in 2003, minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting. The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

(e)

Under Canadian GAAP, short-term investments are classified as held for trading and carried at fair market value with changes in fair market value recognized in net income. Under U.S. GAAP, the short-term investments are classified as available-for-sale and are carried at fair market value. Unrealized holding gains and losses related to the short-term instruments are reflected as a separate component of shareholders’ equity.

(f)

Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method.

(g)

Under U.S. GAAP, effective for the Corporation’s December 31, 2007 and 2006 year end financial statements, Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (SFAS No. 158) requires an entity to recognize in its balance sheet the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and post-retirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

(h)

Under Canadian GAAP, assets and liabilities held for sale are presented separately on the balance sheet classified as current and non-current. Under U.S. GAAP, non-current assets and liabilities held for sale are classified as current when the sale is expected to be completed within one year.

(i)

Prior to the acquisition of BPSAG, under Canadian GAAP, the Corporation’s carrying value of its investment in BPSAG included the value of intellectual property transferred to BPSAG. Under U.S. GAAP, this intellectual property was not recorded.

In 2001, the Corporation increased its ownership in BPSAG to 50.1% and commenced consolidating BPSAG instead of recording the investment under the equity method. As a result of the difference in accounting for intellectual property discussed above, under U.S. GAAP the amount of intellectual property and minority interest recognized on the acquisition of BPSAG decreased and goodwill increased as compared to the amounts recorded under Canadian GAAP. Accordingly, under U.S. GAAP, the amount of amortization of intangible assets was decreased

III-54

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES (cont’d):

Also under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years. Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses.

In 2005, as a result of the sale of the Corporation’s interest in BPSAG, the gain on assets held for sale reflects the cumulative effect of these differences under U.S. GAAP.

(j)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows

(k)

Under US GAAP, effective January 1, 2007, the Corporation adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 established threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. There is no similar standard under Canadian GAAP. The adoption of FIN 48 did not have a material impact on the Corporation’s financial statements or require restatement on prior period financial statements under US GAAP.

III-55

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES (cont’d):

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

	2007			2006
	Canadian		U.S.	Canadian		U.S.
Consolidated balance sheets:	GAAP	Difference	GAAP	GAAP	Difference	GAAP
Current assets:
Cash and cash equivalents	$49,340	$—	$49,340	$61,399	$—	$61,399
Short-term investments	96,234	—	96,234	125,673	—	125,673
Accounts receivable	18,963	—	18,963	14,911	—	14,911
Inventories	14,859	—	14,859	14,663	—	14,663
Prepaid expenses	1,740	—	1,740	1,284	—	1,284
Current assets held for sale (h)	105	16,286	16,391	3,223	21,997	25,220
	181,241	16,286	197,527	221,153	21,997	243,150
Property, plant and equipment	42,906	—	42,906	44,955	—	44,955
Intangible assets	4,303	—	4,303	11,834	—	11,834
Goodwill (d)	48,106	490	48,596	48,106	490	48,596
Investments (f)	3,250	(1,325)	1,925	8,191	(472)	7,719
Long-term assets held for sale (h)	16,286	(16,286)	—	21,997	(21,997)	—
Other long-term assets	2,599	—	2,599	32	—	32
	$298,691	$(835)	$297,856	$356,268	$18	$356,286
Current liabilities:
Accounts payable and
accrued liabilities	$20,042	$—	$20,042	$19,539	$—	$19,539
Deferred revenue	169	—	169	1,814	—	1,814
Accrued warranty liabilities	752	—	752	1,966	—	1,966
Current liabilities held for sale (h)	1,933	—	1,933	10,685	1,207	11,892
	22,896	—	22,896	34,004	1,207	35,211
Long-term liabilities (b) (g)	17,606	44,498	62,104	15,964	39,563	55,527
Long-term liabilities held for sale (h)	—	—	—	1,207	(1,207)	—
	40,502	44,498	85,000	51,175	39,563	90,738
Shareholders’ equity:
Share capital (a)	1,174,821	119,583	1,294,404	1,169,778	119,583	1,289,361
Additional paid-in capital (a)(c)	72,290	86,929	159,219	66,935	86,929	153,864
Accumulated deficit	(988,686)	(180,795)	(1,169,481)	(931,384)	(168,602)	(1,099,986)
Accumulated other comprehensive
income (a)(e) (g)	(236)	(71,050)	(71,286)	(236)	(77,455)	(77,691)
Shareholders’ equity	258,189	(45,333)	212,856	305,093	(39,545)	265,548
	$298,691	$(835)	$297,856	$356,268	$18	$356,286

III-56

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES (cont’d):

Consolidated statements of operations and comprehensive loss:	2007	2006	2005
Loss under Canadian GAAP	$(57,302)	$(181,137)	$(86,983)
Research and development (b)	163	(1,424)	469
Amortization of intangible assets (i)	—	1,375	1,500
Gain on sale of assets (i)	—	—	20,709
Foreign exchange loss (b) (e)	(11,503)	(19)	(1,154)
Equity in loss in associated companies (f)	(853)	(75)	(139)
Net loss under U.S. GAAP	(69,495)	(181,280)	(65,598)
Other comprehensive income:
Change in unrealized holding gains arising
during the year (e)	4,733	—	(120)
Other (g)	1,672	—	—
Cumulative translation adjustment (a)	—	—	(3,145)
Comprehensive loss in accordance with U.S. GAAP	$(63,090)	$(181,280)	$(68,863)
Basic and diluted loss per share, U.S. GAAP	$(0.61)	$(1.60)	$(0.55)

				Accumulated
		Additional		other	Total
Consolidated statements		paid-in	Accumulated	comprehensive	shareholders’
of shareholders’ equity:	Share capital	capital	deficit	income	equity
Balance, December 31, 2004	$1,351,272	$93,831	$(853,108)	$(72,610)	$519,385
Net Loss	—	—	(65,598)	—	(65,598)
Change in unrealized holding gains
arising during the year	—	—	—	(120)	(120)
Cumulative translation adjustment	—	—	—	(3,145)	(3,145)
Issuance of common shares for cash
(net of issue costs)	50,668	—	—	—	50,668
Cancellation of common shares upon
disposition of assets held for sale	(124,162)	50,362	—	—	(73,800)
Share distribution plan	3,086	3,701	—	—	6,787
Other	—	1,052	—	—	1,052
Balance, December 31, 2005	1,280,864	148,946	(918,706)	(75,875)	435,229
Net Loss	—	—	(181,280)	—	(181,280)
Adjustment to apply FAS 158	—	—	—	(1,816)	(1,816)
Issuance of common shares for cash
(net of issue costs)	5,909	—	—	—	5,909
Options exercised	34	—	—	—	34
Share distribution plan	2,554	4,918	—	—	7,472
Balance, December 31, 2006	1,289,361	153,864	(1,099,986)	(77,691)	265,548
Net Loss	—	—	(69,495)	—	(69,495)
Change in unrealized holding gains
arising during the year	—	—	—	4,733	4,733
Other	—	—	—	1,672	1,672
Share distribution plan	5,043	5,355	—	—	10,398
Balance, December 31, 2007	$1,294,404	$159,219	$(1,169,481)	$(71,286)	$212,856

III-57

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES (cont’d):

Consolidated statements of cash flows:	2007	2006	2005
Cash used for operating activities under
Canadian GAAP and U.S. GAAP (j)	$(31,684)	$(42,670)	$(76,729)
Cash provided by (used in) investing activities
under Canadian GAAP and U.S. GAAP	$19,625	$(50,793)	$(14,820)
Cash provided by financing activities under
Canadian GAAP and U.S. GAAP	$—	$5,943	$51,720

20.	FINANCIAL INSTRUMENTS:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities. The fair values of cash, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The fair value of long-term investments accounted for on the cost basis is not practical to determine because none of the investments are publicly traded. The carrying value of cash equivalents and short-term investments equal their fair values as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of U.S. and Canadian dollar denominated cash and cash equivalents and short-term investments.

	2007			2006
	Canadian			Canadian
	dollar	U.S. dollar		dollar	U.S. dollar
	portfolio(1)	portfolio	Total	portfolio(1)	portfolio	Total
Cash and cash equivalents	$5,202	$44,138	$49,340	$13,214	$48,185	$61,399
Short-term investments	46,993	49,241	96,234	50,328	75,345	125,673
Total cash, cash equivalents and
short-term investments	$52,195	$93,379	$145,574	$63,542	$123,530	$187,072

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses. Reported investment and other income is as follows:

	2007	2006	2005
Investment and miscellaneous income	$8,207	$9,913	$7,879
Foreign exchange gain	8,726	19	3,344
Investment and other income	$16,933	$9,932	$11,223

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

a)	Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars. The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to

III-58

BALLARD POWER SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.    FINANCIAL INSTRUMENTS (cont’d):

100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2007, the Corporation had no forward foreign exchange contracts outstanding.

The following exchange rates applied during the year ended December 31, 2007:

U.S. to $1.00 CDN
January 1, 2007 Opening rate	$0.8581
December 31, 2007 Close rate	1.0120
Fiscal 2007 Average rate	0.9311
Fiscal 2007 Year high	1.0527
Fiscal 2007 Year low	0.8480

Based on the cash, cash equivalents and short-term investments held at December 31, 2007, if the Canadian dollar strengthened ten percent against the U.S. dollar, with all other variables held constant, foreign exchange gains would have increased by approximately $4,133,000. If the Canadian dollar weakened ten percent against the U.S. dollar, there would be an equal and opposite impact on net income. This sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at year-end for a ten percent change in foreign currency rates.

b)

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on the cash, cash equivalents and short-term investments held at December 31, 2007, if interest rates on that date had been 25 basis points lower, with all other variables held constant, investment income for the year would have been $353,000 higher, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 25 basis points higher, there would be an equal and opposite impact on net income.

c)

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

21.    SUBSEQUENT EVENT:

On November 7, 2007, the Corporation announced it had entered into the AFCC Transaction (see note 2) with Daimler and Ford to sell its automotive fuel cell research and development assets. On January 31, 2008, the AFCC Transaction closed.

III-59

Corporate Information

Corporate Offices	Executive Management	Board of Directors

Ballard Power Systems Inc.	John Sheridan	Ian Bourne
Corporate Headquarters	President & Chief Executive Officer	Corporate Director
9000 Glenlyon Parkway		Alberta, Canada
Burnaby, BC Canada V5J 5J8	Bill Foulds
T: 604.454.0900	President, Ballard Material Products	Ed Kilroy
F: 604.412.4700	Inc. and Vice President, Sales	Chief Executive Officer
Symcor Inc.
Ballard Material Products Inc.	Christopher Guzy	Ontario, Canada
Two Industrial Avenue	Vice President, Operations &
Lowell, MA USA 01851-5191	Chief Technology Officer	Dr. C.S. Park
Corporate Director
Ballard GmbH	Glenn Kumoi	California, USA
Neue Strasse 95	Vice President, Human Resources &
7320 Kirchheim/Tech Nabern	Chief Legal Officer	John Sheridan
Germany		President & Chief Executive Officer
	Noordin Nanji	Ballard Power Systems Inc.
Transfer Agent	Vice President & Chief Customer	British Columbia, Canada
Officer
Computershare Trust Company		Dr. Gerri Sinclair
of Canada	Dave Smith	Executive Director of the World
Shareholder Services Department	Vice President & Chief Financial	Center for Digital Media
510 Burrard Street	Officer	British Columbia, Canada
Vancouver, BC Canada V6C 3B9
T: 1.800.564.6253	Independent Auditors	David J. Smith
F: 1.866.249.7775		Member, British Columbia Securities
	KPMG LLP	Commission
Stock Listing	Vancouver, BC Canada	British Columbia, Canada

Ballard’s common shares are listed	Legal Counsel	David Sutcliffe
on the Toronto Stock Exchange		Corporate Director
under the trading symbol BLD and	Canada:	British Columbia, Canada
on the NASDAQ Global Market	Stikeman Elliott, LLP
under the trading symbol BLDP.	Vancouver, BC Canada	Mark Suwyn
Chair & Chief Executive Officer
Investor Relations	United States:	NewPage Corporation
	Dorsey & Whitney LLP	Ohio, USA
To obtain additional information	Seattle, WA USA
please contact:		Douglas Whitehead
	Dykema Gossett PLLC	President & Chief Executive Officer
Ballard Power Systems	Bloomfield Hills, MI USA	Finning International Inc.
Investor Relations		British Columbia, Canada
9000 Glenlyon Parkway	Intellectual Property
Burnaby, BC Canada V5J 5J8
T: 604.412.3195	Seed Intellectual
F: 604.412.3100	Property Law Group, LLC
E: investors@ballard.com	Seattle, WA USA
W: www.ballard.com

Visit us at www.ballard.com